2025 ANNUAL REPORT












RYMAN HOSPITALITY PROPERTIES, INC.   A REAL ESTATE INVESTMENT TRUST



Ryman Hospitality Properties, Inc.   A Real Estate Investment Trust

Ryman Hospitality Properties, Inc. (NYSE: RHP) is a leading lodging and hospitality real estate investment trust that specializes in upscale convention center resorts and entertainment experiences. The Company's holdings include Gaylord Opryland Resort & Convention Center; Gaylord Palms Resort & Convention Center; Gaylord Texan Resort & Convention Center; Gaylord National Resort & Convention Center; and Gaylord Rockies Resort & Convention Center, five of the top seven largest non-gaming convention center hotels in the United States based on total indoor meeting space. The Company also owns JW Marriott Phoenix Desert Ridge Resort & Spa and JW Marriott San Antonio Hill Country Resort & Spa as well as two ancillary hotels adjacent to our Gaylord Hotels properties. The Company's hotel portfolio is managed by Marriott International and includes a combined total of 12,364 rooms as well as more than 3 million square feet of total indoor and outdoor meeting space in top convention and leisure destinations across the country. RHP also owns an approximate 70% controlling ownership interest in Opry Entertainment Group (OEG), which is composed of entities owning a growing collection of iconic and emerging country music brands, including the Grand Ole Opry; Ryman Auditorium; WSM 650 AM; Ole Red; Category 10; Nashville-area attractions; Block 21, a mixed-use entertainment, lodging, office and retail complex, including the W Austin Hotel and the ACL Live at the Moody Theater, located in downtown Austin, Texas. OEG manages select outdoor live music venues, including Ascend Federal Credit Union Amphitheater in Nashville and, beginning in February 2026, CCNB Amphitheatre in Simpsonville, South Carolina. OEG also owns a majority interest in Southern Entertainment, a leading festival and events business. RHP operates OEG as its Entertainment segment in a taxable REIT subsidiary, and its results are consolidated in the Company's financial results.



GAYLORD OPRYLAND RESORT & CONVENTION CENTER

Nashville, Tennessee

2800 Opryland Drive,
Nashville, TN 37214
615.889.1000
gaylordopryland.com



GAYLORD ROCKIES RESORT & CONVENTION CENTER

Aurora, Colorado

6700 North Gaylord Rockies Boulevard,
Aurora, CO 80019
720.452.6900
gaylordrockies.com



GAYLORD PALMS RESORT & CONVENTION CENTER

Kissimmee, Florida

6000 West Osceola Parkway,
Kissimmee, FL 34746
407.586.0000
gaylordpalms.com



JW MARRIOTT SAN ANTONIO HILL COUNTRY RESORT & SPA

San Antonio, Texas

23808 Resort Parkway,
San Antonio, TX 78261
210.276.2500
jwsanantonio.com



GAYLORD TEXAN RESORT & CONVENTION CENTER

Grapevine, Texas

1501 Gaylord Trail,
Grapevine, TX 76051
817.778.1000
gaylordtexan.com



JW MARRIOTT PHOENIX DESERT RIDGE RESORT & SPA

Phoenix, Arizona

5350 E Marriott Dr,
Phoenix, AZ 85054
480.293.5000
www.jwdesertridge.com



GAYLORD NATIONAL RESORT & CONVENTION CENTER

National Harbor, Maryland

201 Waterfront Street,
National Harbor, MD 20745
301.965.2000
gaylordnational.com

RYMAN HOSPITALITY PROPERTIES
ONE GAYLORD DRIVE
NASHVILLE, TN 37214
615.316.6000
RYMANHP.COM



RYMAN

Ryman Hospitality Properties, Inc.

A Real Estate Investment Trust

Dear Ryman Hospitality Properties Shareholders,

Marking 100 years is an extraordinary milestone for any institution, but doing so with more momentum, relevance, and global reach than ever is truly special. This year, as the Grand Ole Opry celebrated its centennial, it became clear just how deeply the Opry's spirit of innovation, community, and authenticity mirrors the very principles that continue to propel our company forward.

Those same principles, a differentiated business model with a durable competitive moat, disciplined capital allocation, and a culture rooted in developing great people, helped make 2025 one of the most successful years in our history.

2025 was a record-setting year across our portfolio. We delivered consolidated revenue of $2.6 billion, net income of $247.3 million, and Adjusted EBITDAre of $794.7 million, reflecting the continued strength of our Hospitality and Entertainment businesses. Our June acquisition of the 950-room JW Marriott Phoenix Desert Ridge Resort & Spa, a top-tier resort property in a premier group meetings market, further strengthened our hotel portfolio and aligned with our value-creating integration playbook established with JW Marriott Hill Country.

Our multiyear capital investment program, which we shared with you at our 2024 Investor Day, also advanced meaningfully, with Gaylord Opryland as our 2025 focus. Upon completion, these enhancements will add incremental food and beverage capacity and 108,000 square feet of new premium meeting space to elevate the guest and group experience.

Group demand remains strong. In 2025, we booked nearly three million same-store Gross Definite Room Nights for all future periods at a record projected ADR of $292. Record projected group rooms revenue of approximately $2.4 billion on the books for all future years provides meaningful future group segment visibility.

Our Entertainment business also delivered an extraordinary year. The Opry generated global attention, bringing fans together for a record number of star-studded performances, including a nationally televised special reaching millions of viewers and the Opry's historic first international, televised performance at Royal Albert Hall in London, celebrating a century of country music and highlighting its global appeal.

What the Opry's centennial represents goes far beyond a birthday. It reinforces the timeless relevance of our entertainment assets, the enduring emotional connection fans have to the Opry brand, and the extraordinary platform we own to share country music with fans worldwide.

This past year, we also grew our Entertainment footprint through new capital-light strategic investments in a leading independent music festival and live event operator, secured the contract to operate the 6,800-seat Ascend Amphitheater in Nashville, and continued to expand our Category 10 footprint, with new locations under development on the Las Vegas Strip and in Orlando. These investments put us in prime position to meet the growing domestic and international demand for country music, a genre that originates primarily from Nashville.

The growth of our businesses is supported by a strong balance sheet with nearly $1.3 billion in available liquidity at year-end. Underscoring our commitment to shareholders, in 2025, we declared $4.65 per share in dividends, reflecting a 4.5% increase from 2024 and continuing our long-term track record of consistent dividend growth.

Our culture of putting people first continues to drive our performance. Company-wide retention remains well above industry benchmarks, and our leadership development programs are preparing the next generation of talent to guide our continued growth.

As we turn the page on 2025, our company stands stronger, more diversified, and better positioned for the future. We will continue to work within our Entertainment business and with our hotel manager, Marriott, to leverage advances in technology, including AI, to improve guest experience and operational excellence, and we are energized by this potential. Meanwhile, our fundamental drivers—destination hospitality, recurring group demand, live entertainment, and disciplined capital deployment—remain powerful engines of shareholder value creation.

On behalf of our dedicated Board of Directors and all of us at Ryman, thank you for your continued trust and partnership.

With gratitude and optimism,

Colin V. Reed
Executive Chairman

Mark Fioravanti
President and CEO

The graph below matches Ryman Hospitality Properties, Inc.'s cumulative 5-year total shareholder return on common stock with the cumulative total returns of the S&P 500 index and the FTSE Nareit Equity REITs index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from December 31, 2020 to December 31, 2025.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Ryman Hospitality Properties, Inc., the S&P 500 Index and the FTSE Nareit Equity REITs Index



*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

	12/20	12/21	12/22	12/23	12/24	12/25
Ryman Hospitality Properties, Inc.	$100.00	$135.71	$121.23	$169.98	$167.99	$160.06
S&P 500	$100.00	$128.71	$105.40	$133.10	$166.40	$196.16
FTSE NAREIT Equity REITs	$100.00	$143.24	$108.34	$123.21	$133.97	$137.83

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RYMAN HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

2025 FINANCIAL INFORMATION

[THIS PAGE INTENTIONALLY LEFT BLANK]

OVERVIEW

Ryman Hospitality Properties, Inc. (''Ryman'' and, together with its subsidiaries, ''we,'' ''us,'' ''our,'' or the ''Company'') is the successor to Gaylord Entertainment Company (''Gaylord''), a Delaware corporation originally incorporated in 1956. As part of the plan to restructure our business operations to facilitate our qualification as a real estate investment trust (''REIT'') for federal income tax purposes, Gaylord merged with and into its wholly-owned subsidiary, Ryman, on October 1, 2012, with Ryman as the surviving corporation, and Ryman succeeded to and began conducting, either directly or indirectly, all of the business conducted by Gaylord immediately prior to the merger. Ryman is a Delaware corporation that began operating as a self-advised and self-administered REIT for federal income tax purposes on January 1, 2013. We specialize in group-oriented, destination hotel assets in urban and resort markets. As a REIT, we generally will not be subject to federal corporate income taxes on that portion of our capital gain or ordinary income from our REIT operations that is distributed to our stockholders. This treatment substantially eliminates the federal ''double taxation'' on earnings from our REIT operations, or taxation once at the corporate level and again at the stockholder level, that generally results from investment in a regular C corporation. Our non-REIT operations, which consist of the activities of our taxable REIT subsidiaries (''TRSs'') that lease or sublease our hotels from our qualified REIT subsidiaries, as well as businesses within our Entertainment segment, continue to be subject, as applicable, to federal and state corporate income taxes.

Financial information by business segment and for each of our Gaylord Hotels and JW Marriott properties as of December 31, 2025 and for each of the three years then ended appears in ''Management's Discussion and Analysis of Financial Condition and Results of Operations,'' and in ''Note 13 – Financial Reporting by Business Segments'' to our consolidated financial statements included herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

"Management's Discussion and Analysis of Financial Condition and Results of Operations" generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 that are not included in this annual report can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's annual report for the fiscal year ended December 31, 2024.

Overview

We are a Delaware corporation, originally incorporated in 1956, that, following our REIT conversion in 2012, began operating as a self-advised and self-administered REIT for federal income tax purposes on January 1, 2013, specializing in group-oriented, destination hotel assets in urban and resort markets. Our core holdings include a network of upscale, meetings-focused resorts totaling 11,869 rooms that are managed by Marriott International, Inc. ("Marriott") under the Gaylord Hotels and JW Marriott brands. The five Gaylord Hotels resorts, which we refer to as our Gaylord Hotels properties, consist of the Gaylord Opryland Resort & Convention Center in Nashville, Tennessee ("Gaylord Opryland"), the Gaylord Palms Resort & Convention Center near Orlando, Florida ("Gaylord Palms"), the Gaylord Texan Resort & Convention Center near Dallas, Texas ("Gaylord Texan"), the Gaylord National Resort & Convention Center near Washington D.C. ("Gaylord National"), and the Gaylord Rockies Resort & Convention Center near Denver, Colorado ("Gaylord Rockies"). The two JW Marriott resorts, which we refer to as our JW Marriott properties, consist of the JW Marriott San Antonio Hill Country Resort & Spa ("JW Marriott Hill Country") (effective June 30, 2023) and the JW Marriott Desert Ridge Resort & Spa ("JW Marriott Desert Ridge") (effective June 10, 2025). Our other owned hotel assets managed by Marriott include the Inn at Opryland, an overflow hotel adjacent to Gaylord Opryland, and the AC Hotel at National Harbor, Washington D.C. ("AC Hotel"), an overflow hotel adjacent to Gaylord National.

Each of our award-winning Gaylord Hotels properties and JW Marriott properties incorporates not only high-quality lodging, but also large-scale meeting, convention and exhibition space, superb food and beverage options and retail and spa facilities within a single self-contained property. Our Gaylord Hotels properties each include at least 400,000 square feet of meeting, convention and exhibit space, and our JW Marriott properties each contain at least 240,000 square feet of meeting, convention and exhibit space. As a result, our Gaylord Hotels properties and JW Marriott properties provide a convenient and entertaining environment for convention guests. Our Gaylord Hotels properties and JW Marriott properties focus on the large group meetings market in the United States.

Our goal is to be the nation's premier hospitality REIT for group-oriented, destination hotel assets in urban and resort markets.

We also own an approximate 70% controlling equity interest in a business comprised of a number of entertainment and media assets, known as the Opry Entertainment Group ("OEG"), which we report as our Entertainment segment. These assets include the Grand Ole Opry, the legendary weekly showcase of country music's finest performers for 100 years; the Ryman Auditorium, the storied live music venue and former home of the Grand Ole Opry located in downtown Nashville; WSM-AM, the Opry's radio home; Ole Red, a brand of six Blake Shelton-themed bar, music venue and event spaces; Category 10, a brand of Luke Combs-themed bar, music venue and event space that opened in Nashville, Tennessee in November 2024 with additional locations expected to open in Las Vegas, Nevada in late 2026 and at Universal Orlando Resort's CityWalk in late 2027; Block 21, a mixed-use entertainment, lodging, office, and retail complex located in Austin, Texas ("Block 21"); and as of January 3, 2025, a majority equity interest in Southern Entertainment, a Charlotte, North Carolina-based national music festival and events production company. In addition, in January 2026, OEG began managing the Ascend Amphitheater in downtown Nashville, Tennessee; and we expect OEG to begin managing the CCNB Amphitheatre outside of Greenville, South Carolina in February 2026.

See "Forward-Looking Statements" and "Risk Factors" in this annual report for important information regarding forward-looking statements made in this report and risks and uncertainties we face.

Significant 2025 and 2024 Activities

Significant activities we have undertaken in 2025 and 2024 include (as well as where you can find more information herein or in the accompanying consolidated financial statements):

- In June 2025, purchased JW Marriott Desert Ridge – Note 1, "Description of the Business and Summary of Significant Accounting Policies"

- In June 2025, issued $625 million in 6.50% senior notes due 2033 – Note 4, "Debt"

- In May 2025, issued approximately 3.0 million shares of our common stock – Note 9, "Equity"

- In April 2025, successfully defeased the previous Block 21 CMBS loan with incremental borrowings under the existing OEG credit facility – Note 4, "Debt"

- In June 2024, refinanced our existing OEG credit facility, including reducing the applicable interest rate margins under each of the $65 million OEG revolver and $300 million OEG term loan B, as well as upsized the OEG revolver to $80 million of potential capacity – Note 4, "Debt"

- In March and April 2024, issued $1 billion in 6.50% senior notes due 2032, repaid previously outstanding $800 million Gaylord Rockies term loan, and repaid $200.0 million under our term loan B and reduced the applicable interest rate margins – Note 4, "Debt"

- Continued investment in our existing properties through $358.2 million and $407.9 million in capital expenditures in 2025 and 2024, respectively – "Liquidity and Capital Resources"

- Declared approximately $291.3 million and $268.3 million in cash distributions in 2025 and 2024, respectively – Note 9, "Equity"

Dividend Policy

Our board of directors has approved a dividend policy pursuant to which we will make minimum dividends of 100% of REIT taxable income annually, subject to the board of directors' future determinations as to the amount of any distributions and the timing thereof. The dividend policy may be altered at any time by our board of directors (as otherwise permitted by our credit agreement) and certain provisions of our agreements governing our indebtedness may prohibit us from paying dividends in accordance with any policy we may adopt.

Our Operations

Our operations are organized into three principal business segments:

- Hospitality, consisting of our Gaylord Hotels properties, our JW Marriott properties (including, effective June 10, 2025, JW Marriott Desert Ridge), the Inn at Opryland, and the AC Hotel.

- Entertainment, consisting of the Grand Ole Opry, the Ryman Auditorium, WSM-AM, Ole Red, Category 10, Block 21, Southern Entertainment, our other Nashville-based attractions, and, beginning in 2026, the operation of Ascend Amphitheater in downtown Nashville, Tennessee, and the CCNB Amphitheatre outside of Greenville, South Carolina.

- Corporate and Other, consisting of our corporate expenses.

For the years ended December 31, 2025, 2024 and 2023, our total revenues were divided among these business segments as follows:

Segment	2025	2024	2023
Hospitality	**83%**	85%	85%
Entertainment	**17%**	15%	15%
Corporate and Other	**0%**	0%	0%

Key Performance Indicators

The operating results of our Hospitality segment are highly dependent on the volume of customers at our hotels and the quality of the customer mix at our hotels, which are managed by Marriott. These factors impact the price that Marriott can charge for our hotel rooms and other amenities, such as food and beverage and meeting space. The following key performance indicators are commonly used in the hospitality industry and are used by management to evaluate hotel performance and potentially allocate capital expenditures:

- hotel occupancy – a volume indicator;

- average daily rate ("ADR") – a price indicator calculated by dividing rooms revenue by the number of rooms sold;

- revenue per available room ("RevPAR") – a summary measure of hotel results calculated by dividing rooms revenue by room nights available to guests for the period;

- total revenue per available room ("Total RevPAR") – a summary measure of hotel results calculated by dividing the sum of room, food and beverage and other ancillary service revenue by room nights available to guests for the period; and

- net definite room nights booked – a volume indicator which represents the total number of definite bookings for future room nights at our hotels confirmed during the applicable period, net of cancellations.

In addition to GAAP measures such as revenues, net income and operating income, we also use certain "non-GAAP financial measures," which are measures of our historical performance that are not calculated and presented in accordance with GAAP within the meaning of applicable SEC rules. These measures include:

- Earnings Before Interest Expense, Income Taxes, Depreciation and Amortization for Real Estate ("EBITDA*re*"), Adjusted EBITDA*re* and Adjusted EBITDA*re*, Excluding Noncontrolling Interest, and

- Funds from Operations ("FFO") available to common stockholders and unit holders and Adjusted FFO available to common stockholders and unit holders.

See "Non-GAAP Financial Measures" below for further discussion.

The results of operations of our Hospitality segment are affected by the number and type of group meetings and conventions scheduled to attend our hotels in a given period. A variety of factors can affect the results of any interim period, including the nature and quality of the group meetings and conventions attending our hotels during such period, which meetings and conventions have often been contracted for several years in advance, the level of attrition our hotels experience, and the level of transient business at our hotels during such period. Increases in costs, including labor costs, insurance costs, costs of food and other supplies, and energy costs have affected our operations in recent years and in the future could negatively affect our results. We rely on Marriott, as the manager of our hotels, to manage these factors and to offset any identified shortfalls in occupancy.

Summary Financial Results

The following table summarizes our financial results for the years ended December 31, 2025, 2024 and 2023 (in thousands, except percentages and per share data):

	2025	% Change	2024	% Change	2023
Total revenues	$2,577,061	10.2%	$2,339,226	8.4%	$2,158,136
Total operating expenses	2,090,049	13.1%	1,848,392	8.4%	1,704,452
Operating income	487,012	(0.8)%	490,834	8.2%	453,684
Net income	247,310	(11.7)%	280,190	(18.0)%	341,800
Net income available to common stockholders	243,425	(10.4)%	271,638	(12.7)%	311,217
Net income available to common stockholders per share - diluted[1]	3.77	(13.9)%	4.38	(18.3)%	5.36

_____

(1)   Diluted outstanding shares for 2025 include the issuance of approximately 3.0 million shares of our common stock in May 2025.

2025 Results as Compared to 2024 Results

The increase in our total revenues during 2025, as compared to 2024, is attributable to increases in Hospitality segment and Entertainment segment revenues of $146.0 million and $91.8 million, respectively, as presented in the tables below.

The increase in total operating expenses during 2025, as compared to 2024, is primarily the result of increases in Hospitality segment and Entertainment segment expenses of $116.3 million and $82.1 million, respectively, and an increase in depreciation expense of $42.5 million, as presented in the tables below. In addition, the 2025 increase in operating expenses is partially attributable to 2024 including a reduction in total operating expenses of $9.1 million related to a refund of Tennessee franchise tax for prior years caused by a change in tax law that did not recur in 2025.

The above factors resulted in a $3.8 million decrease in operating income for 2025, as compared to 2024.

Our $32.9 million decrease in net income in 2025, as compared to 2024, was also driven by the following factors, each as described more fully below:

- A $23.6 million increase in interest expense, net in 2025, as compared to 2024.

- A $10.3 million increase in loss from unconsolidated joint ventures in 2025, as compared to 2024.

- A $6.5 million decrease in provision for income taxes in 2025, as compared to 2024.

Factors and Trends Contributing to Performance and Current Environment

Important factors and trends contributing to our performance during 2025, as compared to 2024, were:

- The addition of JW Marriott Desert Ridge, including $91.6 million in revenues; for our ownership period, the property averaged $173.85 in RevPAR and $470.26 in Total RevPAR.

- An increase in same-store (Hospitality segment excluding JW Marriott Desert Ridge) ADR of 3.0% in 2025 over 2024.

- An increase in same-store transient room nights traveled in 2025 of 5.2% over 2024.

- An increase in same-store outside-the-room spend of 2.7% in 2025, as compared to 2024, primarily as a result of increases at Gaylord National and Gaylord Rockies, partially offset by a decrease at Gaylord Opryland, as further discussed below.

- An increase of 8.0% and 8.3% in total revenue and Total RevPAR, respectively, at Gaylord Rockies in 2025, as compared to 2024, primarily as a result of an increase in transient room nights traveled and an 8.3% increase in food and beverage revenue associated with the multi-year enhancement project completed at the property in 2024.

- An increase of 8.0% and 8.3% in total revenue and Total RevPAR, respectively, at Gaylord National in 2025, as compared to 2024, primarily as a result of an increase in group room nights traveled and the related increase in catering business.

- An increase of 4.7% and 5.0% in total revenue and Total RevPAR, respectively, at Gaylord Palms in 2025, as compared to 2024, primarily as a result of an increase in transient room nights traveled and a 3.3% increase in ADR.

- A decrease of 2.3% and 2.0% in total revenue and Total RevPAR, respectively, at Gaylord Opryland in 2025, as compared to 2024, primarily as a result of a decrease in group room nights traveled driven in part by construction-related disruption at the property. The decrease in group room nights traveled was exacerbated by macroeconomic uncertainty.

- A decrease of 4.8 points of occupancy and 4.1% in RevPAR at Gaylord Texan in 2025, as compared to 2024, due in part to disruption related to the ongoing rooms renovation at the property.

- Same-store net definite group room nights booked decreased 10.5% in 2025, as compared to 2024, as ongoing economic policy uncertainty has weighed on near-term meeting planner decision-making.

- Same-store in-the-year-for-the-year cancelled room nights at our hotels increased by approximately 27,000 rooms in 2025, as compared to 2024, as macroeconomic uncertainty has impacted 2025 results.

- On a same-store basis, group room nights on the books for all future years at our hotels at December 31, 2025 is approximately 1.2% higher than the number on the books at December 31, 2024. In addition, the estimated ADR on those group room nights on the books at December 31, 2025 is approximately 5.3% higher than the estimated ADR on the books at December 31, 2024.

- Increases of 26.8% and 33.9% in Entertainment segment revenue and Entertainment segment operating expenses, respectively, in 2025, as compared to 2024, primarily related to the January 2025 acquisition of

Southern Entertainment, which was negatively impacted by several weather-related events. Entertainment segment results also benefited from the operation of Category 10 Nashville, which opened in November 2024, as well as W Austin, which faced construction-related disruptions in 2024.

- Total operating expenses for 2024 were reduced by a $9.1 million refund of Tennessee franchise tax for prior years caused by a change in tax law, which did not recur in 2025. This reduction was comprised of $5.6 million, $3.4 million and $0.1 million in our Hospitality segment, Entertainment segment and Corporate and Other segment, respectively.

- Our strong revenues in recent years have partially mitigated increasing costs in the current inflationary environment, including increased insurance, utilities and other costs. In addition, while in recent years we have experienced higher interest rates than in historical periods, interest rates on our debt decreased in 2025, as compared to 2024.

Operating Results – Detailed Segment Financial Information

Hospitality Segment

Total Segment Results. The following presents the financial results of our Hospitality segment for the years ended December 31, 2025, 2024 and 2023 (in thousands, except percentages and performance metrics):

	2025	% Change	2024	% Change	2023
Revenues:					
Rooms	$ 799,306	7.3%	$ 744,587	6.2%	$ 701,138
Food and beverage	993,954	5.6%	940,827	13.1%	831,796
Other hotel revenue	349,826	12.3%	311,636	3.7%	300,544
Total hospitality revenue	2,143,086	7.3%	1,997,050	8.9%	1,833,478
Hospitality operating expenses:					
Rooms	190,686	6.3%	179,358	3.2%	173,749
Food and beverage	561,980	8.8%	516,309	10.8%	465,963
Other hotel expenses	613,304	10.4%	555,554	7.0%	519,328
Management fees, net	75,082	2.1%	73,531	10.7%	66,425
Depreciation and amortization	239,857	16.9%	205,189	9.9%	186,749
Total Hospitality operating expenses	1,680,909	9.9%	1,529,941	8.3%	1,412,214
Hospitality operating income	$ 462,177	(1.1)%	$ 467,109	10.9%	$ 421,264
Hospitality performance metrics:					
Occupancy	68.7%	(0.4) pts	69.1%	(2.5)pts	71.6%
ADR	$ 266.79	3.5%	$ 257.81	4.9%	$ 245.74
RevPAR[1]	$ 183.29	2.8%	$ 178.24	1.3%	$ 175.96
Total RevPAR[2]	$ 491.44	2.8%	$ 478.05	3.9%	$ 460.12
Net Definite Group Room Nights Booked	2,315,281	(6.3)%	2,469,881	4.3%	2,369,060
Same-store Hospitality performance metrics[3]:					
Occupancy	69.2%	0.1 pts	69.1%	(2.5)pts	71.6%
ADR	$ 265.44	3.0%	$ 257.81	4.9%	$ 245.74
RevPAR[1]	$ 183.73	3.1%	$ 178.24	1.3%	$ 175.96
Total RevPAR[2]	$ 492.43	3.0%	$ 478.05	3.9%	$ 460.12
Net Definite Group Room Nights Booked	2,209,541	(10.5)%	2,469,881	4.3%	2,369,060

---

(1) We calculate Hospitality segment RevPAR by dividing rooms revenue by room nights available to guests for the period. Room nights available to guests include nights that rooms are out of service. Hospitality segment RevPAR is not comparable to similarly titled measures such as revenues.

(2) We calculate Hospitality segment Total RevPAR by dividing the sum of room, food and beverage, and other ancillary services revenue (which equals Hospitality segment revenue) by room nights available to guests for the period. Room nights available to guests include nights that rooms are out of service. Hospitality segment Total RevPAR is not comparable to similarly titled measures such as revenues.

(3) Same-store Hospitality segment metrics do not include JW Marriott Desert Ridge, which we purchased June 10, 2025.

Total Hospitality revenues in 2025 include $44.9 million in attrition and cancellation fee collections, a $1.9 million increase from 2024.

The percentage of group versus transient business based on rooms sold for our Hospitality segment for the years ended December 31 was approximately as follows:

	2025	2024	2023
Group	73%	74%	73%
Transient	27%	26%	27%

The type of group based on rooms sold for our Hospitality segment for the years ended December 31 was approximately as follows:

	2025	2024	2023
Corporate Groups	56%	59%	50%
Associations	31%	27%	34%
Other Groups	13%	14%	16%

Other hotel expenses for the following years ended December 31 included (in thousands):

	2025	% Change	2024	% Change	2023
Administrative employment costs	$214,284	9.2%	$196,189	11.4%	$176,112
Utilities	50,855	7.8%	47,197	12.2%	42,055
Property taxes	49,378	10.2%	44,803	12.1%	39,951
Other	298,787	11.8%	267,365	2.4%	261,210
Total other hotel expenses	$613,304	10.4%	$555,554	7.0%	$519,328

Each of the other hotel expense categories above increased in 2025, as compared to 2024, due to the addition of JW Marriott Desert Ridge. Administrative employment costs include salaries and benefits for hotel administrative functions, including, among others, senior management, accounting, human resources, sales, conference services, engineering and security. The increase in property taxes in 2025, as compared to 2024, also includes slight increases at several Hospitality segment properties due to recent reappraisals. The increase in other expenses, which include supplies, advertising, maintenance costs and consulting costs, during 2025, as compared to 2024, also includes slight increases of various miscellaneous expenses across the Hospitality segment. In addition, 2024 includes a decrease at Gaylord Opryland due to a refund of $5.4 million of Tennessee franchise tax for prior years caused by a change in tax law that did not recur in 2025.

Each of our management agreements with Marriott requires us to pay Marriott a base management fee based on the gross revenues from the applicable property for each fiscal year or portion thereof. The applicable percentage for our Gaylord Hotels properties, excluding Gaylord Rockies, is approximately 2% of gross revenues, Gaylord Rockies and JW Marriott Desert Ridge are approximately 3% of gross revenues, and JW Marriott Hill Country is approximately 3.5% of gross revenues. Additionally, we pay Marriott an incentive management fee based on the profitability of our hotels. We incurred $50.8 million, $46.7 million and $41.3 million in base management fees to Marriott related to our Hospitality segment during 2025, 2024 and 2023, respectively. We also incurred $27.4 million, $29.9 million and $28.3 million in incentive management fees for our Hospitality segment during 2025, 2024 and 2023, respectively. Management fees are presented throughout this annual report net of the amortization of the deferred management rights proceeds discussed in Note 5, "Deferred Management Rights Proceeds," to the consolidated financial statements included herein.

Hospitality segment depreciation and amortization expense increased in 2025, as compared to 2024, primarily due to the depreciable assets associated with JW Marriott Desert Ridge, which we purchased June 10, 2025, as well as an increase at Gaylord Palms associated with the addition of depreciable assets associated with the property's rooms and lobby renovation.

Property-Level Results. The following presents the property-level financial results of our Hospitality segment for the years ended December 31, 2025, 2024 and 2023.

Gaylord Opryland Results. The results of Gaylord Opryland for the years ended December 31, 2025, 2024 and 2023 are as follows (in thousands, except percentages and performance metrics):

	2025	% Change	2024	% Change	2023
Revenues:					
Rooms	$193,954	0.1%	$193,803	0.3%	$193,140
Food and beverage	201,694	(5.7)%	213,973	12.0%	190,992
Other hotel revenue	88,456	0.8%	87,776	(3.3)%	90,752
Total revenue	484,104	(2.3)%	495,552	4.4%	474,884
Operating expenses:					
Rooms	40,520	(3.0)%	41,774	(3.1)%	43,112
Food and beverage	109,713	(2.9)%	112,958	10.5%	102,213
Other hotel expenses[1]	135,574	2.8%	131,852	(5.0)%	138,828
Management fees, net	21,062	(10.3)%	23,484	8.4%	21,667
Depreciation and amortization	33,122	1.6%	32,588	(2.8)%	33,510
Total operating expenses	339,991	(0.8)%	342,656	1.0%	339,330
Operating income	$144,113	(5.7)%	$152,896	12.8%	$135,554
Performance metrics:					
Occupancy	69.1%	(1.8)pts	70.9%	(2.1)pts	73.0%
ADR	$ 266.19	2.9%	$ 258.62	3.1%	$ 250.96
RevPAR	$ 184.00	0.4%	$ 183.35	0.1%	$ 183.22
Total RevPAR	$ 459.25	(2.0)%	$ 468.82	4.1%	$ 450.50

_____

(1) Other hotel expenses for 2024 were reduced by a refund of $5.4 million of Tennessee franchise tax for prior years caused by a change in tax law.

Gaylord Palms Results. The results of Gaylord Palms for the years ended December 31, 2025, 2024 and 2023 are as follows (in thousands, except percentages and performance metrics):

	2025	% Change	2024	% Change	2023
Revenues:					
Rooms	$114,409	12.7%	$101,519	(10.3)%	$113,235
Food and beverage	145,266	(3.2)%	150,109	2.9%	145,919
Other hotel revenue	56,823	12.0%	50,743	0.6%	50,462
Total revenue	316,498	4.7%	302,371	(2.3)%	309,616
Operating expenses:					
Rooms	25,464	2.4%	24,877	(0.8)%	25,080
Food and beverage	82,024	0.7%	81,432	2.4%	79,504
Other hotel expenses	101,760	4.9%	97,044	(2.2)%	99,179
Management fees, net	10,756	4.2%	10,320	(12.6)%	11,814
Depreciation and amortization	34,398	35.1%	25,470	12.5%	22,640
Total operating expenses	254,402	6.4%	239,143	0.4%	238,217
Operating income	$ 62,096	(1.8)%	$ 63,228	(11.4)%	$ 71,399
Performance metrics:					
Occupancy	70.7%	6.1 pts	64.6%	(9.1)pts	73.7%
ADR	$ 258.14	3.3%	$ 249.98	2.0%	$ 245.04
RevPAR	$ 182.45	13.0%	$ 161.45	(10.6)%	$ 180.58
Total RevPAR	$ 504.73	5.0%	$ 480.88	(2.6)%	$ 493.75

Gaylord Texan Results. The results of Gaylord Texan for the years ended December 31, 2025, 2024 and 2023 are as follows (in thousands, except percentages and performance metrics):

	2025	% Change	2024	% Change	2023
Revenues:					
Rooms.	$119,712	(4.4)%	$125,205	3.3%	$121,178
Food and beverage	168,609	(0.5)%	169,401	(1.5)%	171,932
Other hotel revenue	60,943	7.8%	56,545	(13.4)%	65,289
Total revenue	349,264	(0.5)%	351,151	(2.0)%	358,399
Operating expenses:					
Rooms.	26,558	0.3%	26,473	(0.7)%	26,655
Food and beverage	89,186	(0.1)%	89,248	(2.7)%	91,686
Other hotel expenses	95,113	4.5%	91,015	1.9%	89,341
Management fees, net.	13,501	(8.8)%	14,810	(7.8)%	16,067
Depreciation and amortization	24,676	6.4%	23,189	1.1%	22,947
Total operating expenses	249,034	1.8%	244,735	(0.8)%	246,696
Operating income	$100,230	(5.8)%	$106,416	(4.7)%	$111,703
Performance metrics:					
Occupancy	69.8%	(4.8)pts	74.6%	(0.3)pts	74.9%
ADR	$ 259.13	2.6%	$ 252.65	3.5%	$ 244.21
RevPAR	$ 180.80	(4.1)%	$ 188.58	3.0%	$ 183.02
Total RevPAR.	$ 527.50	(0.3)%	$ 528.90	(2.3)%	$ 541.30

Gaylord National Results. The results of Gaylord National for the years ended December 31, 2025, 2024 and 2023 are as follows (in thousands, except percentages and performance metrics):

	2025	% Change	2024	% Change	2023
Revenues:					
Rooms.	$126,315	6.0%	$119,191	(0.4)%	$119,700
Food and beverage	171,211	9.9%	155,836	5.8%	147,346
Other hotel revenue	38,731	6.7%	36,303	(9.5)%	40,093
Total revenue	336,257	8.0%	311,330	1.4%	307,139
Operating expenses:					
Rooms.	44,090	7.4%	41,045	(2.2)%	41,981
Food and beverage	100,005	10.9%	90,176	2.0%	88,389
Other hotel expenses	99,241	5.4%	94,150	(1.0)%	95,100
Management fees, net.	7,382	24.5%	5,929	5.2%	5,635
Depreciation and amortization	33,846	0.4%	33,724	1.1%	33,357
Total operating expenses	284,564	7.4%	265,024	0.2%	264,462
Operating income	$ 51,693	11.6%	$ 46,306	8.5%	$ 42,677
Performance metrics:					
Occupancy	67.4%	2.6 pts	64.8%	(3.6)pts	68.4%
ADR	$ 257.22	2.2%	$ 251.80	4.8%	$ 240.30
RevPAR	$ 173.38	6.3%	$ 163.16	(0.7)%	$ 164.30
Total RevPAR.	$ 461.55	8.3%	$ 426.17	1.1%	$ 421.58

Gaylord Rockies Results. The results of Gaylord Rockies for the years ended December 31, 2025, 2024 and 2023 are as follows (in thousands, except percentages and performance metrics):

	2025	% Change	2024	% Change	2023
Revenues:					
Rooms.	$110,130	6.6%	$103,329	5.9%	$ 97,530
Food and beverage	162,303	8.3%	149,890	13.3%	132,254
Other hotel revenue	40,800	10.5%	36,922	(0.1)%	36,953
Total revenue	313,233	8.0%	290,141	8.8%	266,737
Operating expenses:					
Rooms.	24,641	4.0%	23,683	(1.0)%	23,931
Food and beverage	96,594	10.9%	87,070	11.5%	78,079
Other hotel expenses	56,764	(1.1)%	57,400	4.2%	55,095
Management fees, net.	9,337	7.8%	8,661	9.1%	7,935
Depreciation and amortization	59,707	4.6%	57,094	0.4%	56,843
Total operating expenses	247,043	5.6%	233,908	5.4%	221,883
Operating income.	$ 66,190	17.7%	$ 56,233	25.4%	$ 44,854
Performance metrics:					
Occupancy	75.9%	1.6 pts	74.3%	0.9 pts	73.4%
ADR	$ 264.85	4.6%	$ 253.11	4.4%	$ 242.39
RevPAR	$ 201.02	6.9%	$ 188.09	5.7%	$ 178.02
Total RevPAR.	$ 571.73	8.3%	$ 528.14	8.5%	$ 486.87

JW Marriott Hill Country Results. The results of JW Marriott Hill Country for the years ended December 31, 2025, 2024 and 2023 are as follows (in thousands, except percentages and performance metrics):

	2025	% Change	2024	% Change[1]	2023
Revenues:					
Rooms.	$ 80,850	0.4%	$ 80,526	121.4%	$36,376
Food and beverage	101,301	3.8%	97,610	144.6%	39,910
Other hotel revenue	45,031	6.2%	42,388	156.5%	16,527
Total revenue	227,182	3.0%	220,524	137.6%	92,813
Operating expenses:					
Rooms.	15,124	(2.0)%	15,437	118.8%	7,055
Food and beverage	53,421	2.9%	51,898	126.5%	22,915
Other hotel expenses	80,586	6.4%	75,710	130.8%	32,805
Management fees, net.	8,868	(0.1)%	8,878	315.4%	2,137
Depreciation and amortization	31,781	5.3%	30,193	105.1%	14,718
Total operating expenses	189,780	4.2%	182,116	128.7%	79,630
Operating income.	$ 37,402	(2.6)%	$ 38,408	191.3%	$13,183
Performance metrics:					
Occupancy	67.2%	(2.0)pts	69.2%	4.3 pts	64.9%
ADR	$ 329.16	3.7%	$ 317.32	4.4%	$304.07
RevPAR	$ 221.06	0.7%	$ 219.58	11.3%	$197.30
Total RevPAR.	$ 621.17	3.3%	$ 601.32	19.4%	$503.41

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(1)   We purchased JW Marriott Hill Country on June 30, 2023.

JW Marriott Desert Ridge Results. We purchased JW Marriott Desert Ridge on June 10, 2025. The results of JW Marriott Desert Ridge for the period from June 10, 2025 to December 31, 2025 are as follows (in thousands, except percentages and performance metrics):

	2025
Revenues:	
Rooms	$33,858
Food and beverage	39,674
Other hotel revenue	18,051
Total revenue	91,583
Operating expenses:	
Rooms	8,094
Food and beverage	27,358
Other hotel expenses	35,067
Management fees, net	2,740
Depreciation and amortization	19,103
Total operating expenses	92,362
Operating loss	$ (779)
Performance metrics:	
Occupancy	57.7%
ADR	$301.38
RevPAR	$173.85
Total RevPAR	$470.26

Entertainment Segment

The following presents the financial results of our Entertainment segment for the years ended December 31, 2025, 2024 and 2023 (in thousands, except percentages):

	2025	% Change	2024	% Change	2023
Revenues	$ 433,975	26.8%	$ 342,176	5.4%	$ 324,658
Operating expenses[1]	(323,948)	33.9%	(241,847)	8.1%	(223,663)
Preopening costs	(2,882)	(37.6)%	(4,618)	253.1%	(1,308)
Loss on sale of assets	(1,296)	100.0%	—	— %	—
Depreciation and amortization	(37,310)	26.4%	(29,519)	25.0%	(23,611)
Operating income	$ 68,539	3.5%	$ 66,192	(13.0)%	$ 76,076

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(1)   Operating expenses for 2024 were reduced by a refund of $3.4 million of Tennessee franchise tax for prior years caused by a change in tax law.

Revenues increased in our Entertainment segment in 2025, as compared to 2024, primarily related to Southern Entertainment, which we purchased in January 2025, Category 10 Nashville, which opened in November 2024, and W Austin, which faced construction-related disruptions in 2024.

Entertainment segment operating expenses increased in 2025, as compared to 2024, primarily related to Southern Entertainment, the operations of Category 10 Nashville, and higher business levels at W Austin. In addition, 2024 included a refund of Tennessee franchise tax for prior years caused by a change in tax law that did not recur in 2025.

Depreciation and amortization increased in 2025, as compared to 2024, primarily associated with the increase in depreciable and amortizable assets associated with Category 10 Nashville and Southern Entertainment, as well as increased depreciation and amortization related to Block 21 attributable to construction enhancements completed at the property in 2024 and the first half of 2025.

Corporate and Other Segment

The following presents the financial results of our Corporate and Other segment for the years ended December 31, 2025, 2024 and 2023 (in thousands, except percentages):

	2025	% Change	2024	% Change	2023
Operating expenses	$ 42,771	2.3%	$ 41,819	(2.3)%	$ 42,789
Gain on sale of assets	—	100.0%	(270)	(100.0)%	—
Depreciation and amortization	933	1.6%	918	5.9%	867
Operating loss	$(43,704)	(2.9)%	$(42,467)	2.7%	$(43,656)

Corporate and Other operating expenses, which consist primarily of costs associated with senior management salaries and benefits, legal, human resources, accounting, pension, information technology, consulting and other administrative costs, increased in 2025, as compared to 2024, primarily as a result of increased employment expenses.

Operating Results – Preopening costs

Preopening costs for 2025 primarily include costs associated with Category 10 Las Vegas, which is expected to open in late 2026. Preopening costs for 2024 primarily include costs associated with Category 10 Nashville, which opened in November 2024 and Ole Red Las Vegas, which opened in January 2024.

Operating Results – Gain (Loss) on Sale of Assets

Loss on sale of assets for 2025 includes the sale of miscellaneous Entertainment segment assets. Gain on sale of assets for 2024 includes the sale of miscellaneous corporate assets.

Non-Operating Results Affecting Net Income

General

The following table summarizes the other factors which affected our net income for the years ended December 31, 2025, 2024 and 2023 (in thousands, except percentages):

	2025	% Change	2024	% Change	2023
Interest expense	$(241,270)	(7.0)%	$(225,395)	(6.6)%	$(211,370)
Interest income	20,299	(27.4)%	27,977	30.6%	21,423
Loss on extinguishment of debt	(2,922)	(17.9)%	(2,479)	(10.1)%	(2,252)
Income (loss) from unconsolidated joint ventures	(10,025)	(3,745.5)%	275	101.6%	(17,308)
Other gains and (losses), net	1,540	(45.3)%	2,814	(28.2)%	3,921
(Provision) benefit for income taxes	(7,324)	47.1%	(13,836)	(114.8)%	93,702

Interest Expense

The following presents interest expense associated with our outstanding borrowings, including the impact of interest rate swaps for the years ended December 31, 2025, 2024 and 2023 (in thousands, except percentages):

	2025	% Change	2024	% Change	2023
RHP Revolving Credit Facility	$ 4,225	4.2%	$ 4,056	(2.4)%	$ 4,156
RHP Term Loan B	19,804	(28.5)%	27,703	(11.8)%	31,395
RHP Senior Notes	183,807	28.0%	143,592	83.0%	78,481
Gaylord Rockies Term Loan	—	(100.0)%	15,495	(72.5)%	56,295
OEG Revolver	1,229	(42.2)%	2,127	66.6%	1,277
OEG Term Loan	33,157	8.1%	30,682	(6.7)%	32,881
Block 21 CMBS Loan	2,683	(68.1)%	8,421	(0.9)%	8,499
Other[1]	(3,635)	45.6%	(6,681)	(313.9)%	(1,614)
Total interest expense	$241,270	7.0%	$225,395	6.6%	$211,370

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(1) Other includes capitalized interest, as well as other miscellaneous items.

Interest expense increased in 2025, as compared to 2024, due primarily to higher levels of indebtedness attributable to the issuance of $625 million in 6.50% senior notes in June 2025, partially offset by a reduction in interest expense associated with the Term Loan B as a result of a reduction in the outstanding borrowing amount during 2024.

Our weighted average interest rate on our borrowings, excluding capitalized interest, but including the impact of interest rate swaps, was 6.5% and 6.7% in 2025 and 2024, respectively.

Interest Income

Interest income includes amounts earned on our cash balances, as well as the bonds that were received in connection with the development of Gaylord National, which we hold as notes receivable. See Note 3, ''Notes Receivable,'' to the accompanying consolidated financial statements included herein for additional discussion of interest income on these bonds.

Loss on Extinguishment of Debt

As a result of the April 2025 incremental borrowing under the OEG credit agreement and the defeasance of the Block 21 CMBS loan, we recognized a loss on extinguishment of debt of $2.9 million in 2025.

As a result of the March 2024 repayment of the Gaylord Rockies $800 million term loan, the April 2024 repricing of the RHP term loan B, the June 2024 refinancing of the OEG credit agreement, and the December 2024 repricing of the RHP term loan B, we recognized a loss on extinguishment of debt of $2.5 million in 2024.

Income (Loss) from Unconsolidated Joint Ventures

The loss from unconsolidated joint ventures for 2025 represents a loss on an equity method investment.

Other Gains and (Losses), net

Other gains and (losses), net for 2025 and 2024 primarily includes a gain of $3.3 million and $3.2 million, respectively, from a fund associated with the Gaylord National bonds to reimburse us for certain marketing and maintenance expenses.

(Provision) Benefit for Income Taxes

As a REIT, we generally are not subject to federal corporate income taxes on ordinary taxable income and capital gains income from real estate investments that we distribute to our stockholders. We are required to pay federal and state corporate income taxes on earnings of our TRSs.

During 2025 and 2024, we recorded an income tax provision of $7.3 million and $13.8 million, respectively. These results differ from the statutory rate primarily due to the REIT dividends paid deduction and changes in income at our TRSs in both years.

The Company recognized the impact of the One Big Beautiful Bill Act (''OBBBA''), which was enacted on July 4, 2025, during 2025. The related adjustments to deferred tax assets and liabilities, and the resulting income tax expense, did not have a material impact on our financial statements.

Non-GAAP Financial Measures

We present the following non-GAAP financial measures we believe are useful to investors as key measures of our operating performance:

EBITDAre, Adjusted EBITDAre and Adjusted EBITDAre, Excluding Noncontrolling Interest Definition

We calculate EBITDA*re,* which is defined by the National Association of Real Estate Investment Trusts (''NAREIT'') in its September 2017 white paper as net income (calculated in accordance with GAAP) plus interest expense, income tax expense, depreciation and amortization, gains or losses on the disposition of depreciated property (including gains or losses on change in control), impairment write-downs of depreciated property and of investments in unconsolidated affiliates caused by a decrease in the value of depreciated property of the affiliate, and adjustments to reflect the entity's share of EBITDA*re* of unconsolidated affiliates.

Adjusted EBITDA*re* is then calculated as EBITDA*re,* plus to the extent the following adjustments occurred during the periods presented:

- preopening costs;

- non-cash lease expense;

- equity-based compensation expense;

- impairment charges that do not meet the NAREIT definition above;

- credit losses on held-to-maturity securities;

- transaction costs of acquisitions;

- interest income on bonds;

- loss on extinguishment of debt;

- pension settlement charges;

- pro rata Adjusted EBITDA*re* from unconsolidated joint ventures; and

- any other adjustments we have identified herein.

We then exclude the pro rata share of Adjusted EBITDA*re* related to noncontrolling interests to calculate Adjusted EBITDA*re*, Excluding Noncontrolling Interest.

We use EBITDA*re*, Adjusted EBITDA*re* and Adjusted EBITDA*re*, Excluding Noncontrolling Interest to evaluate our operating performance. We believe that the presentation of these non-GAAP financial measures provides useful information to investors regarding our operating performance and debt leverage metrics, and that the presentation of these non-GAAP financial measures, when combined with the primary GAAP presentation of net income, is beneficial to an investor's complete understanding of our operating performance. We make additional adjustments to EBITDA*re* when evaluating our performance because we believe that presenting Adjusted EBITDA*re* and Adjusted EBITDA*re*, Excluding Noncontrolling Interest provides useful information to investors regarding our operating performance and debt leverage metrics.

FFO, Adjusted FFO, and Adjusted FFO available to common stockholders and unit holders Definition

We calculate FFO, which definition is clarified by NAREIT in its December 2018 white paper as net income (calculated in accordance with GAAP) excluding depreciation and amortization (excluding amortization of deferred financing costs and debt discounts), gains and losses from the sale of certain real estate assets, gains and losses from a change in control, impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciated real estate held by the entity, income (loss) from consolidated joint ventures attributable to noncontrolling interest, and pro rata adjustments from unconsolidated joint ventures.

To calculate Adjusted FFO available to common stockholders and unit holders, we then exclude, to the extent the following adjustments occurred during the periods presented:

- right-of-use asset amortization;

- impairment charges that do not meet the NAREIT definition above;

- write-offs of deferred financing costs;

- amortization of debt discounts or premiums and amortization of deferred financing costs;

- loss on extinguishment of debt;

- non-cash lease expense;

- credit loss on held-to-maturity securities;

- pension settlement charges;

- additional pro rata adjustments from unconsolidated joint ventures;

- (gains) losses on other assets;

- transaction costs of acquisitions;

- deferred income tax expense (benefit); and

- any other adjustments we have identified herein.

FFO available to common stockholders and unit holders and Adjusted FFO available to common stockholders and unit holders exclude the ownership portion of the joint ventures not controlled or owned by the Company.

We believe that the presentation of these non-GAAP financial measures provides useful information to investors regarding the performance of our ongoing operations because each presents a measure of our operations without regard to specified non-cash items such as real estate depreciation and amortization, gain or loss on sale of assets and certain other items, which we believe are not indicative of the performance of our underlying hotel properties. We believe that these items are more representative of our asset base than our ongoing operations. We also use these non-GAAP financial measures as measures in determining our results after considering the impact of our capital structure.

We caution investors that non-GAAP financial measures we present may not be comparable to similar measures disclosed by other companies, because not all companies calculate these non-GAAP measures in the same manner. The non-GAAP financial measures we present should not be considered as alternative measures of our net income, operating performance, cash flow or liquidity. These non-GAAP financial measures may include funds that may not be available for our discretionary use due to functional requirements to conserve funds for capital expenditures and property acquisitions and other commitments and uncertainties. Although we believe that these non-GAAP financial measures can enhance an investor's understanding of our results of operations, these non-GAAP financial measures, when viewed individually, are not necessarily better indicators of any trend as compared to GAAP measures such as net income, operating income, or cash flow from operations.

The following is a reconciliation of our consolidated GAAP net income to EBITDA*re* and Adjusted EBITDA*re* for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	2025	2024	2023
Net income	$247,310	$280,190	$341,800
Interest expense, net	220,971	197,418	189,947
Provision (benefit) for income taxes	7,324	13,836	(93,702)
Depreciation and amortization	278,100	235,626	211,227
(Gain) loss on sale of assets	1,296	(270)	—
Pro rata EBITDA*re* from unconsolidated joint ventures	1	5	25
EBITDA*re*	755,002	726,805	649,297
Preopening costs	2,882	4,618	1,308
Non-cash lease expense	4,743	3,501	5,710
Equity-based compensation expense	14,061	13,891	15,421
Pension settlement charge	773	858	1,313
Interest income on Gaylord National bonds	4,277	4,616	4,936
Loss on extinguishment of debt	2,922	2,479	2,252
Transaction costs of acquisitions	106	1,209	—
Pro rata adjusted EBITDA*re* from unconsolidated joint ventures[1]	9,927	(272)	10,508
Adjusted EBITDA*re*	794,693	757,705	690,745
Adjusted EBITDA*re* of noncontrolling interest	(33,399)	(31,746)	(29,884)
Adjusted EBITDA*re*, excluding noncontrolling interest	$761,294	$725,959	$660,861

_____

[1] Includes losses associated with two equity method investments.

The following is a reconciliation of our consolidated GAAP net income available to common stockholders to FFO and Adjusted FFO for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	2025	2024	2023
Net income available to common stockholders	$243,425	$271,638	$311,217
Noncontrolling interest in OP Units	1,555	1,792	2,118
Net income available to common stockholders and unit holders	244,980	273,430	313,335
Depreciation and amortization	277,728	235,437	211,064
Adjustments for noncontrolling interest	(12,147)	(8,856)	(7,083)
Pro rata adjustments from joint ventures	—	5	73
FFO available to common stockholders and unit holders	510,561	500,016	517,389
Right-of-use asset amortization	372	189	163
Non-cash lease expense	4,743	3,501	5,710
Pension settlement charge	773	858	1,313
Pro rata adjustments from joint ventures[1]	9,927	(272)	10,508
(Gain) loss on sale of assets	1,296	(270)	—
Amortization of deferred financing costs	11,926	10,655	10,663
Amortization of debt discounts and premiums	1,762	2,397	2,325
Loss on extinguishment of debt	2,922	2,479	2,252
Adjustments for noncontrolling interest	(7,226)	(3,137)	18,635
Transaction costs of acquisitions	106	1,209	—
Deferred tax provision (benefit)	2,430	10,196	(95,825)
Adjusted FFO available to common stockholders and unit holders	$539,592	$527,821	$473,133

_____

(1) Includes losses associated with two equity method investments.

Liquidity and Capital Resources

Cash Flows Provided By Operating Activities. Cash flow from operating activities is the principal source of cash used to fund our operating expenses, interest payments on debt, maintenance capital expenditures, and dividends to stockholders. During 2025, our net cash flows provided by operating activities were $590.6 million, primarily reflecting our net income before depreciation expense, amortization expense and other non-cash charges of approximately $563.9 million and favorable changes in working capital of approximately $26.8 million. The favorable changes in working capital primarily resulted from an increase in deferred revenues associated with increased advanced room deposits on future hotel room stays and increased advanced ticket sales on future concerts and events, partially offset by a decrease in accounts payable due to the timing of payments.

During 2024, our net cash flows provided by operating activities were $576.5 million, primarily reflecting our net income before depreciation expense, amortization expense and other non-cash charges of approximately $550.3 million and favorable changes in working capital of approximately $26.2 million. The favorable changes in working capital primarily resulted from an increase in deferred revenues associated with increased advanced room deposits on future hotel room stays and a decrease in accounts receivable associated with a difference in timing of credit card settlements.

Cash Flows Used in Investing Activities. During 2025, our primary use of funds for investing activities was the use of $862.0 million to purchase JW Marriott Desert Ridge and purchases of property and equipment, which totaled $358.2 million. Purchases of property and equipment consisted primarily of projects at Gaylord Opryland, including a meeting space expansion, the renovation of an existing ballroom and pre-function space, and the development of a sports bar, pavilion and event lawn; a rooms renovation at Gaylord Texan; and ongoing maintenance capital expenditures for each of our existing properties.

During 2024, our primary use of funds for investing activities was the purchase of property and equipment, which totaled $407.9 million, and consisted primarily of enhancements at Gaylord Rockies to construct a new events pavilion, enhance the grand lodge and reposition its food and beverage outlets; enhancements to meeting spaces at Gaylord Opryland; the conversion of the Wildhorse Saloon to Category 10; a rooms renovation at the W Austin and common area enhancements at Block 21; the completion of Ole Red Las Vegas; a rooms and lobby renovation at Gaylord Palms; and ongoing maintenance capital expenditures for each of our existing properties.

Cash Flows Provided By (Used In) Financing Activities. Our cash flows from financing activities primarily reflect the incurrence and repayment of long-term debt and the payment of cash distributions. During 2025, net cash flows provided by financing activities were $567.3 million, primarily reflecting the issuance of $625.0 million in senior notes and $275.5 million in net proceeds from the issuance of approximately 3.0 million shares of our common stock, partially offset by the payment of $285.6 million in cash distributions, the net repayment of $21.0 million under the OEG revolving credit facility, and the payment of $13.1 million in deferred financing costs.

During 2024, net cash flows used in financing activities were $290.3 million, primarily reflecting the issuance of $1 billion in 6.50% senior notes, offset by the prepayment of the Gaylord Rockies $800.0 million term loan, the net repayment of $203.5 million under our term loan B, the payment of $266.1 million in cash distributions, and the payment of $23.7 million in deferred financing costs.

Liquidity

At December 31, 2025, we had $471.4 million in unrestricted cash and $780.0 million available for borrowing in the aggregate under our revolving credit facility and the OEG revolving credit facility. During 2025, we issued $625.0 million in new 6.50% senior notes, received $275.5 million in net proceeds from the issuance of approximately 3.0 million shares of our common stock, used $862.0 million in net cash to purchase JW Marriott Desert Ridge, incurred capital expenditures of $358.2 million and paid $285.6 million in cash distributions. These changes, partially offset by the cash flows provided by operations discussed above, were the primary factors in the decrease in our cash balance from 2024 to 2025.

We anticipate investing in our operations during 2026 by spending between approximately $350 million and $450 million in capital expenditures, which includes a meeting space expansion at Gaylord Opryland; rooms renovations at Gaylord Texan and JW Marriott Hill Country; the construction of Category 10 Las Vegas; the construction of Category 10 at Universal Orlando Resort's CityWalk; and ongoing maintenance capital for each of our current facilities. Further, our dividend policy provides that we will make minimum dividends of 100% of REIT taxable income annually. We currently have no debt maturities until October 2027. We believe we will be able to refinance our debt agreements prior to their maturities.

We believe that our cash on hand and cash flow from operations, together with amounts available for borrowing under each of our revolving credit facility and the OEG revolving credit facility, will be adequate to fund our general short-term commitments, as well as: (i) current operating expenses, (ii) interest expense on long-term debt obligations, (iii) financing lease and operating lease obligations, (iv) declared dividends and (v) the capital expenditures described above. Our ability to draw on our credit facility and the OEG revolving credit facility is subject to the satisfaction of provisions of the credit facility and the OEG revolving credit facility, as applicable.

Our outstanding principal debt agreements are described below. At December 31, 2025, there were no defaults under the covenants related to our outstanding debt.

Principal Debt Agreements

Credit Facility. On May 18, 2023, we entered into a Credit Agreement (as modified pursuant to the First Incremental Agreement, the Second Incremental Agreement and the First Amendment (each as hereinafter defined), the "Credit Agreement"), among the Company, as a guarantor, the Operating Partnership, as borrower, certain other subsidiaries of the Company party thereto, as guarantors, certain subsidiaries of the Company party thereto, as pledgors, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent.

The Credit Agreement provides for a senior secured term loan B (the "Term Loan B") (in the original principal amount of $500.0 million and as of December 31, 2025 with an outstanding principal amount equal to $289.9 million) and a revolving credit facility (the "Revolver") in an original aggregate principal amount equal to $700.0 million and as of January 28, 2026 increased to $850.0 million pursuant to Amendment No. 1 to Credit Agreement (the "First Amendment"), as well as an accordion feature that will allow us to increase the facilities by an aggregate of up to $475 million, which may be allocated between the Revolver and the Term Loan B at our option.

Each of the Revolver and Term Loan B is guaranteed by us, each of our subsidiaries that own the Gaylord Hotels properties and the JW Marriott properties and certain of our other subsidiaries. Each of the Revolver and the Term Loan B is secured by equity pledges of our subsidiaries that are the fee owners of Gaylord Opryland and Gaylord Texan, their respective direct and indirect parent entities, and the equity of Ryman Hotel Operations Holdco, LLC, a wholly owned indirect subsidiary of the Company. Assets and equity of OEG are not subject to the liens of the Credit Agreement.

In addition, the Revolver contains certain covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. Per the First Amendment to the Credit Agreement, the material financial covenants, ratios or tests contained in the Revolver are as follows:

- We must maintain a consolidated net leverage ratio of not greater than 7.25x.

- We must maintain a consolidated fixed charge coverage ratio of not less than 1.50x.

- Our secured indebtedness must not exceed 45% of consolidated total asset value.

- Our secured recourse indebtedness must not exceed 10% of consolidated total asset value.

- Unencumbered leverage ratio must not exceed 60% (with the ability to surge to 65% in connection with a material acquisition).

- Unencumbered adjusted NOI to unsecured interest expense ratio of not less than 2.0x.

If an event of default shall occur and be continuing under the Credit Agreement, the commitments under the Credit Agreement may be terminated and the principal amount outstanding under the Credit Agreement, together with all accrued unpaid interest and other amounts owing in respect thereof, may be declared immediately due and payable.

Revolving Credit Facility. Per the First Amendment to the Credit Agreement, the maturity date of the Revolver is January 28, 2030, with the option to extend the maturity date for a maximum of one additional year through either (i) a single 12-month extension option or (ii) two individual six-month extensions. Borrowings under the Revolver bear interest at an annual rate equal to, at our option, either (i) Term SOFR plus the applicable margin ranging from 1.40% to 2.00%, (ii) Daily Simple SOFR plus the applicable margin ranging from 1.40% to 2.00% or (iii) a base rate as set in the Credit Agreement plus the applicable margin ranging from 0.40% to 1.00%, with each option dependent upon our consolidated net leverage ratio (as defined in the Credit Agreement). Principal is payable in full at maturity.

For purposes of the Revolver, each of Term SOFR and Daily Simple SOFR are subject to a floor of 0.00%.

At December 31, 2025 (prior to the effectiveness of the First Amendment), no amounts were outstanding under the Revolver, and there was $700.0 million of availability under the Revolver as of December 31, 2025 (subject to the satisfaction of debt incurrence tests under the indentures governing our $1 billion in aggregate principal amount of senior notes due 2032 (the "$1 Billion 6.50% Senior Notes"), our $700 million in aggregate principal amount of senior notes due 2027 (the "$700 Million 4.75% Senior Notes"), our $625 million in aggregate principal amount of senior notes due 2033 (the "$625 Million 6.50% Senior Notes"), our $600 million in aggregate principal amount of senior notes due 2029 (the "$600 Million 4.50% Senior Notes") and our $400 million in aggregate principal amount of senior notes due 2028 ("$400 Million 7.25% Senior Notes"), which we met at December 31, 2025).

Term Loan B. The Term Loan B has a maturity date of May 18, 2030. As of December 31, 2025, the applicable interest rate margin for borrowings under the Term Loan B is, at our option, either (i) 1.75% for SOFR Loans (as defined in the Credit Agreement) and (ii) 0.75% for base rate loans.

At December 31, 2025, the interest rate on the Term Loan B was Term SOFR plus 1.75%. The annual amortization under the Term Loan B is 1% of the refinanced $293.5 million outstanding principal amount, with the balance due at maturity. At December 31, 2025, $289.9 million in borrowings were outstanding under the Term Loan B.

For purposes of the Term Loan B, each of Term SOFR and Daily Simple SOFR are subject to a floor of 0.00%.

$1 Billion 6.50% Senior Notes. On March 28, 2024, the Operating Partnership and RHP Finance Corporation ("Finco") (collectively, the "issuing subsidiaries") completed the private placement of $1.0 billion in aggregate principal amount of 6.50% senior notes due 2032, which are guaranteed by the Company and its subsidiaries that guarantee the Credit Agreement. The $1 Billion 6.50% Senior Notes and guarantees were issued pursuant to an indenture by and among the issuing subsidiaries, the guarantors and U.S. Bank Trust Company, National Association, as trustee. The $1 Billion 6.50% Senior Notes have a maturity date of April 1, 2032 and bear interest at

6.50% per annum, payable semi-annually in cash in arrears on April 1 and October 1 each year. The $1 Billion 6.50% Senior Notes are general unsecured and unsubordinated obligations of the issuing subsidiaries and rank equal in right of payment with such subsidiaries' existing and future senior unsecured indebtedness, including the $700 Million 4.75% Senior Notes, the $625 Million 6.50% Senior Notes, the $600 Million 4.50% Senior Notes and the $400 Million 7.25% Senior Notes, and senior in right of payment to future subordinated indebtedness, if any. The $1 Billion 6.50% Senior Notes are effectively subordinated to the issuing subsidiaries' secured indebtedness to the extent of the value of the assets securing such indebtedness. The guarantees rank equally in right of payment with the applicable guarantor's existing and future senior unsecured indebtedness and senior in right of payment to any future subordinated indebtedness of such guarantor. The $1 Billion 6.50% Senior Notes are effectively subordinated to any secured indebtedness of any guarantor to the extent of the value of the assets securing such indebtedness and structurally subordinated to all indebtedness and other obligations of the Operating Partnership's subsidiaries that do not guarantee the $1 Billion 6.50% Senior Notes.

The net proceeds from the issuance of the $1 Billion 6.50% Senior Notes totaled approximately $983 million, after deducting the initial purchasers' discounts, commissions and offering expenses. We used a portion of these net proceeds to prepay the indebtedness outstanding under our previous $800.0 million Gaylord Rockies term loan and used the remaining proceeds, together with cash on hand, to repay $200.0 million under the Term Loan B.

The $1 Billion 6.50% Senior Notes are redeemable before April 1, 2027, in whole or in part, at 100.00%, plus accrued and unpaid interest thereon to, but not including, the redemption date, plus a make-whole premium. The $1 Billion 6.50% Senior Notes will be redeemable, in whole or in part, at any time on or after April 1, 2027 at a redemption price expressed as a percentage of the principal amount thereof, which percentage is 103.250%, 101.625% and 100.000% beginning on April 1 of 2027, 2028, and 2029, respectively, plus accrued and unpaid interest thereon to, but not including, the redemption date.

$700 Million 4.75% Senior Notes. In September 2019, the Operating Partnership and Finco completed the private placement of $500.0 million in aggregate principal amount of senior notes due 2027, which are guaranteed by the Company and its subsidiaries that guarantee the Credit Agreement. The $500 Million 4.75% Senior Notes and guarantees were issued pursuant to an indenture by and among the issuing subsidiaries and the guarantors and U.S. Bank National Association as trustee. The $500 Million 4.75% Senior Notes have a maturity date of October 15, 2027 and bear interest at 4.75% per annum, payable semi-annually in cash in arrears on April 15 and October 15 of each year. The $500 Million 4.75% Senior Notes are general unsecured and unsubordinated obligations of the issuing subsidiaries and rank equal in right of payment with such subsidiaries' existing and future senior unsecured indebtedness, including the $1 Billion 6.50% Senior Notes, the $625 Million 6.50% Senior Notes, the $600 Million 4.50% Senior Notes, and the $400 Million 7.25% Senior Notes, and senior in right of payment to future subordinated indebtedness, if any. The $500 Million 4.75% Senior Notes are effectively subordinated to the issuing subsidiaries' secured indebtedness to the extent of the value of the assets securing such indebtedness. The guarantees rank equally in right of payment with the applicable guarantor's existing and future senior unsecured indebtedness and senior in right of payment to any future subordinated indebtedness of such guarantor. The $500 Million 4.75% Senior Notes are effectively subordinated to any secured indebtedness of any guarantor to the extent of the value of the assets securing such indebtedness and structurally subordinated to all indebtedness and other obligations of the Operating Partnership's subsidiaries that do not guarantee the $500 Million 4.75% Senior Notes.

In October 2019, we completed a tack-on private placement of $200.0 million in aggregate principal amount of 4.75% senior notes due 2027 (the ''additional 2027 notes'') at an issue price of 101.250% of their aggregate principal amount plus accrued interest from the September 19, 2019 issue date for the $500 Million 4.75% Senior Notes. The additional 2027 notes and the $500 Million 4.75% Senior Notes constitute a single class of securities (collectively, the ''$700 Million 4.75% Senior Notes''). All other terms and conditions of the additional 2027 notes are identical to the $500 Million 4.75% Senior Notes.

The $700 Million 4.75% Senior Notes are redeemable, in whole or in part, at 100% of the principal amount thereof plus accrued and unpaid interest thereon to, but not including, the redemption date.

We completed a registered offer to exchange the $700 Million 4.75% Senior Notes for registered notes with substantially identical terms as the $700 Million 4.75% Senior Notes in July 2020.

$625 Million 6.50% Senior Notes. On June 4, 2025, the Operating Partnership and Finco completed the private placement of $625.0 million in aggregate principal amount of 6.50% senior notes due 2033, which are guaranteed by the Company and its subsidiaries that guarantee the Credit Agreement. The $625 Million 6.50% Senior Notes and

guarantees were issued pursuant to an indenture by and among the issuing subsidiaries, the guarantors and U.S. Bank Trust Company, National Association, as trustee. The $625 Million 6.50% Senior Notes have a maturity date of June 15, 2033 and bear interest at 6.50% per annum, payable semi-annually in cash in arrears on June 15 and December 15 each year, beginning on December 15, 2025. The $625 Million 6.50% Senior Notes are general unsecured and unsubordinated obligations of the issuing subsidiaries and rank equal in right of payment with such subsidiaries' existing and future senior unsecured indebtedness, including the $1 Billion 6.50% Senior Notes, the $700 Million 4.75% Senior Notes, the $600 Million 4.50% Senior Notes and the $400 Million 7.25% Senior Notes, and senior in right of payment to future subordinated indebtedness, if any. The $625 Million 6.50% Senior Notes are effectively subordinated to the issuing subsidiaries' secured indebtedness to the extent of the value of the assets securing such indebtedness. The guarantees rank equally in right of payment with the applicable guarantor's existing and future senior unsecured indebtedness and senior in right of payment to any future subordinated indebtedness of such guarantor. The $625 Million 6.50% Senior Notes are effectively subordinated to any secured indebtedness of any guarantor to the extent of the value of the assets securing such indebtedness and structurally subordinated to all indebtedness and other obligations of the Operating Partnership's subsidiaries that do not guarantee the $625 Million 6.50% Senior Notes.

The net proceeds from the issuance of the $625 Million 6.50% Senior Notes totaled approximately $614 million, after deducting the initial purchasers' discounts, commissions and offering expenses. We used these net proceeds to fund a portion of the purchase price for JW Marriott Desert Ridge.

The $625 Million 6.50% Senior Notes are redeemable before June 15, 2028, in whole or in part, at 100.00%, plus accrued and unpaid interest thereon to, but not including, the redemption date, plus a make-whole premium. The $625 Million 6.50% Senior Notes will be redeemable, in whole or in part, at any time on or after June 15, 2028 at a redemption price expressed as a percentage of the principal amount thereof, which percentage is 103.250%, 101.625%, and 100.000% beginning on June 15 of 2028, 2029, and 2030, respectively, plus accrued and unpaid interest thereon to, but not including, the redemption date.

$600 Million 4.50% Senior Notes. In February 2021, the Operating Partnership and Finco completed the private placement of $600.0 million in aggregate principal amount of senior notes due 2029, which are guaranteed by the Company and its subsidiaries that guarantee the Credit Agreement. The $600 Million 4.50% Senior Notes and guarantees were issued pursuant to an indenture by and among the issuing subsidiaries and the guarantors and U.S. Bank National Association as trustee. The $600 Million 4.50% Senior Notes have a maturity date of February 15, 2029 and bear interest at 4.50% per annum, payable semi-annually in cash in arrears on February 15 and August 15 each year. The $600 Million 4.50% Senior Notes are general unsecured and unsubordinated obligations of the issuing subsidiaries and rank equal in right of payment with such subsidiaries' existing and future senior unsecured indebtedness, including the $1 Billion 6.50% Senior Notes, the $700 Million 4.75% Senior Notes, the $625 Million 6.50% Senior Notes, and the $400 Million 7.25% Senior Notes, and senior in right of payment to future subordinated indebtedness, if any. The $600 Million 4.50% Senior Notes are effectively subordinated to the issuing subsidiaries' secured indebtedness to the extent of the value of the assets securing such indebtedness. The guarantees rank equally in right of payment with the applicable guarantor's existing and future senior unsecured indebtedness and senior in right of payment to any future subordinated indebtedness of such guarantor. The $600 Million 4.50% Senior Notes are effectively subordinated to any secured indebtedness of any guarantor to the extent of the value of the assets securing such indebtedness and structurally subordinated to all indebtedness and other obligations of the Operating Partnership's subsidiaries that do not guarantee the $600 Million 4.50% Senior Notes.

The $600 Million 4.50% Senior Notes are redeemable, in whole or in part, at a redemption price expressed as a percentage of the principal amount thereof, which percentage is currently 100.750% and will be 100.000% beginning on February 15 of 2027, plus accrued and unpaid interest thereon to, but not including, the redemption date.

$400 Million 7.25% Senior Notes. In June 2023, the Operating Partnership and Finco completed the private placement of $400.0 million in aggregate principal amount of 7.25% senior notes due 2028, which are guaranteed by the Company and its subsidiaries that guarantee the Credit Agreement. The $400 Million 7.25% Senior Notes and guarantees were issued pursuant to an indenture by and among the issuing subsidiaries, the guarantors and U.S. Bank Trust Company, National Association as trustee. The $400 Million 7.25% Senior Notes have a maturity date of July 15, 2028 and bear interest at 7.25% per annum, payable semi-annually in cash in arrears on January 15 and July 15 each year. The $400 Million 7.25% Senior Notes are general unsecured and unsubordinated obligations

of the issuing subsidiaries and rank equal in right of payment with such subsidiaries' existing and future senior unsecured indebtedness, including the $1 Billion 6.50% Senior Notes, the $700 Million 4.75% Senior Notes, the $625 Million 6.50% Senior Notes and $600 Million 4.50% Senior Notes, and senior in right of payment to future subordinated indebtedness, if any. The $400 Million 7.25% Senior Notes are effectively subordinated to the issuing subsidiaries' secured indebtedness to the extent of the value of the assets securing such indebtedness. The guarantees rank equally in right of payment with the applicable guarantor's existing and future senior unsecured indebtedness and senior in right of payment to any future subordinated indebtedness of such guarantor. The $400 Million 7.25% Senior Notes are effectively subordinated to any secured indebtedness of any guarantor to the extent of the value of the assets securing such indebtedness and structurally subordinated to all indebtedness and other obligations of the Operating Partnership's subsidiaries that do not guarantee the $400 Million 7.25% Senior Notes.

The $400 Million 7.25% Senior Notes are redeemable, in whole or in part, at a redemption price expressed as a percentage of the principal amount thereof, which percentage is currently 103.625% and will be 101.813% and 100.000% beginning on July 15 of 2026 and 2027, respectively, plus accrued and unpaid interest thereon to, but not including, the redemption date.

Each of the indentures governing the $1 Billion 6.50% Senior Notes, the $700 Million 4.75% Senior Notes, the $625 Million 6.50% Senior Notes, the $600 Million 4.50% Senior Notes and the $400 Million 7.25% Senior Notes contain certain covenants which, among other things and subject to certain exceptions and qualifications, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, assets sales, acquisitions, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. In addition, if the Company experiences certain kinds of changes of control, the Company must offer to repurchase some or all of the senior notes at 101% of their principal amount, plus accrued and unpaid interest, if any, up to, but excluding, the repurchase date.

OEG Credit Agreement. On June 28, 2024, OEG Borrower, LLC ("OEG Borrower") and OEG Finance, LLC ("OEG Finance"), each a wholly owned direct or indirect subsidiary of OEG, entered into a certain First Amendment, which amends the Credit Agreement dated as of June 16, 2022 among OEG Borrower, as borrower, OEG Finance, certain subsidiaries of OEG Borrower from time to time party thereto as guarantors, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (as amended, the "2024 OEG Credit Agreement").

The 2024 OEG Credit Agreement provides for (i) a senior secured term loan facility in the aggregate principal amount of $300.0 million (the "2024 OEG Term Loan") and (ii) a senior secured revolving credit facility in an aggregate principal amount not to exceed $80.0 million (the "OEG Revolver"). The 2024 OEG Term Loan refinanced and replaced the former term loan in the outstanding principal amount of $294.8 million as of June 28, 2024 and the OEG Revolver replaces the former senior secured revolving credit facility in an aggregate principal amount not to exceed $65.0 million.

On April 28, 2025, OEG Borrower and OEG Finance entered into a Second Amendment, which amended the 2024 OEG Credit Agreement (as amended, the "OEG Credit Agreement") in which OEG Borrower obtained an incremental term loan in an aggregate principal amount equal to $130.0 million (the "Incremental OEG Loan") on the same terms as the 2024 OEG Term Loan. The net proceeds of the Incremental OEG Loan, together with cash on hand, were used to defease the Block 21 CMBS Loan (as defined below) in full, which released the borrower thereunder from the $127.9 million amount outstanding under the Block 21 CMBS Loan. The OEG Credit Agreement provides for (i) a senior secured term loan facility in an aggregate principal amount equal to $428.5 million (the "OEG Term Loan") and (ii) the OEG Revolver. The Incremental OEG Loan did not change any applicable interest rates or maturity dates of any indebtedness under the 2024 OEG Credit Agreement. In addition, the terms of the Incremental OEG Loan confirm that the annual amortization under the OEG Term Loan is approximately 1% of the refinanced $428.5 million outstanding principal amount, with the balance due at maturity.

At December 31, 2025, $425.3 million was outstanding under the OEG Term Loan, and there were no amounts outstanding under the OEG Revolver.

The OEG Term Loan and OEG Revolver are each secured by substantially all of the assets of OEG Finance and each of its subsidiaries. The OEG Term Loan bears interest at a rate equal to either, at OEG Borrower's election, as of the closing contemplated by the OEG Credit Agreement, (a) the Alternate Base Rate plus 2.50% or (b) Adjusted Term SOFR plus 3.50% (all as more specifically described in the OEG Credit Agreement). In November 2022, OEG entered into an interest rate swap to fix the SOFR portion of the interest rate on $100.0 million of borrowings at

4.533% through December 2025. In August 2025, OEG entered into an interest rate swap to fix the SOFR portion of the interest rate on $100.0 million of borrowings at 3.214% from December 2025 through December 2028. In September 2025, OEG entered into an additional interest rate swap to fix the SOFR portion of the interest rate on $125.0 million of borrowings at 3.17% through December 2028.

Borrowings under the OEG Revolver bear interest at a rate equal to either, at OEG Borrower's election, as of the closing contemplated by the OEG Credit Agreement, (a) the Alternate Base Rate plus the Applicable Rate (as defined in the OEG Credit Agreement) or (b) Adjusted Term SOFR plus the Applicable Rate. Under the OEG Credit Agreement, (i) the Applicable Rate for Alternative Base Rate loans will be between 2.75% and 2.25% and (ii) the Applicable Rate for Adjusted Term SOFR loans will be between 3.75% and 3.25%, in each of (i) and (ii) based upon the First Lien Leverage Ratio of OEG Finance and its consolidated subsidiaries (as more specifically described in the OEG Credit Agreement).

The Applicable Rate for borrowings under the OEG Revolver as of December 31, 2025 is 2.50% for Alternative Base Rate Loans and 3.50% for Adjusted Term SOFR loans. The Applicable Rate for borrowings under the OEG Term Loan as of December 31, 2025 is 2.50% for Alternative Base Rate Loans and 3.50% for Adjusted Term SOFR loans.

The OEG Term Loan matures on June 28, 2031, and the OEG Revolver matures on June 28, 2029.

Block 21 CMBS Loan. In connection with the purchase of Block 21 in May 2022, a subsidiary of the Company assumed a $136 million, ten-year, non-recourse term loan secured by a mortgage on Block 21 (the "Block 21 CMBS Loan"). The proceeds of the Incremental OEG Loan described above were used to defease the Block 21 CMBS Loan in full in April 2025.

Additional Debt Limitations. Pursuant to the terms of the management agreements and pooling agreement with Marriott for our Gaylord Hotels properties, excluding Gaylord Rockies, we are subject to certain debt limitations described below.

The management agreements provide for the following limitations on indebtedness encumbering a hotel:

- The aggregate principal balance of all mortgage and mezzanine debt encumbering the hotel shall be no greater than 75% of the fair market value of the hotel; and

- The ratio of (a) aggregate Operating Profit (as defined in the management agreement) in the 12 months prior to the closing on the mortgage or mezzanine debt to (b) annual debt service for the hotel shall equal or exceed 1.2:1; but is subject to the pooling agreement described below.

The pooled limitations on Secured Debt (as defined in the pooling agreement) are as follows:

- The aggregate principal balance of all mortgage and mezzanine debt on Pooled Hotels (as defined in the pooling agreement), shall be no more than 75% of the fair market value of Pooled Hotels.

- The ratio of (a) aggregate Operating Profit (as defined in the pooling agreement) of Pooled Hotels in the 12 months prior to closing on any mortgage or mezzanine debt, to (b) annual debt service for the Pooled Hotels, shall equal or exceed 1.2:1.

Gaylord Rockies is not a Pooled Hotel for this purpose.

Estimated Interest on Principal Debt Agreements

Based on the stated interest rates on our fixed-rate debt and the rates in effect at December 31, 2025 for our variable-rate debt after considering interest rate swaps, our estimated interest obligations over the next five years are $913.9 million. These estimated obligations are $240.0 million in 2026, $232.6 million in 2027, $192.6 million in 2028, $137.4 million in 2029, and $111.3 million in 2030. Variable rates, as well as outstanding principal balances, could change in future periods. See "Principal Debt Agreements" above for a discussion of our outstanding long-term debt. See "Supplemental Cash Flow Information" in Note 1 to our consolidated financial statements included herein for a discussion of the interest we paid during 2025, 2024 and 2023.

Inflation

Inflation has had a more meaningful impact on our business during recent periods than in historical periods. However, favorable ADR and outside-the-room spend in our Hospitality segment and business levels in our Entertainment segment in recent years have reduced the impact of increased operating costs on our financial position and results of operations.

Additionally, increased interest rates have driven higher interest expense on our debt than in historical periods, although interest rates on our debt have decreased in 2025, as compared to 2024. In an effort to mitigate the impact of increased interest rates, at December 31, 2025, 88% of our outstanding debt is fixed-rate debt, after considering the impact of interest rate swaps.

A prolonged inflationary environment could adversely affect our operating costs, customer spending and bookings, and our financial results.

Supplemental Guarantor Financial Information

The Company's $1 Billion 6.50% Senior Notes, $700 Million 4.75% Senior Notes, $625 Million 6.50% Senior Notes, $600 Million 4.50% Senior Notes and $400 Million 7.25% Senior Notes were each issued by the Operating Partnership and Finco (collectively, the "Issuers") and are guaranteed on a senior unsecured basis by the Company (as the parent company), each of the Operating Partnership's subsidiaries that own the Gaylord Hotels properties, the JW Marriott properties and certain other of the Company's subsidiaries, each of which also guarantees the Operating Partnership's Credit Agreement, as amended (such subsidiary guarantors, together with the Company, the "Guarantors"). The Guarantors are 100% owned by the Operating Partnership or the Company, and the guarantees are full and unconditional and joint and several. The guarantees rank equally in right of payment with each Guarantor's existing and future senior unsecured indebtedness and senior in right of payment to all future subordinated indebtedness, if any, of such Guarantor. Not all of the Company's subsidiaries have guaranteed these senior notes, and the guarantees are structurally subordinated to all indebtedness and other obligations of such subsidiaries that have not guaranteed these senior notes.

The following tables present summarized financial information for the Issuers and the Guarantors on a combined basis and the intercompany balances and transactions between these parties, as well as any investments in or equity in earnings from non-guarantor subsidiaries, have been eliminated (amounts in thousands):

	December 31, 2025
Other assets	$3,932,230
Total assets	$3,932,230
Net payables due to non-guarantor subsidiaries	$ 214,188
Other liabilities	3,850,494
Total liabilities	$4,064,682
Total noncontrolling interest	$ 5,003

	Year Ended December 31, 2025
Revenues from non-guarantor subsidiaries	$618,797
Operating expenses (excluding expenses to non-guarantor subsidiaries)	183,364
Expenses to non-guarantor subsidiaries	15,249
Operating income	420,184
Interest income from non-guarantor subsidiaries	2,484
Net income	226,247
Net income available to common stockholders	222,362

Critical Accounting Policies and Estimates

"Management's Discussion and Analysis of Financial Condition and Results of Operations" discusses our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. Accounting estimates are an integral part of the preparation of the consolidated financial statements and the financial reporting process and are based upon current judgments. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Certain accounting estimates are particularly sensitive because of their complexity and the possibility that future events affecting them may differ materially from our current judgments and estimates.

This listing of critical accounting policies is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment regarding accounting policy. We believe that of our significant accounting policies, which are discussed in Note 1 to the consolidated financial statements included herein, the following involve a higher degree of judgment and complexity.

Impairment of long-lived and other assets. In accounting for our long-lived and other assets, we assess our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. Factors we consider when assessing whether impairment indicators exist include (i) significant under-performance relative to historical or projected future operating results, (ii) significant changes in the manner of our use of assets or the strategy for our overall business, or (iii) significant negative industry or economic trends.

Recoverability of property and equipment and definite-lived intangible assets that will continue to be used is measured by comparing the carrying amount of the asset or asset group to the related total future undiscounted net cash flows. If an asset or asset group's carrying value is not recoverable through those cash flows, the asset group is considered to be impaired. The impairment is measured by the difference between the assets' carrying amount and their fair value, which is estimated using discounted cash flow analyses that utilize comprehensive cash flow projections, as well as observable market data to the extent available. Estimating the total future undiscounted net cash flows, as well as the fair value of assets or asset groups, if necessary, requires management to make assumptions and projections of future cash flows, long-term growth rates, asset holding periods, and other factors. The assumptions used to assess impairment consider historical trends, macroeconomic conditions, and projections consistent with our operating strategy. Changes in these estimates and assumptions can have a significant impact on the assessment, which could result in material impairment losses.

Credit losses on financial assets. We assess our financial assets, including the bonds we received in 2008 related to the Gaylord National construction ("Gaylord National Bonds"), for credit losses utilizing the expected loss model prescribed by ASC 326, "*Financial Instruments – Credit Losses*," and record a reserve, in the form of an allowance for credit losses, against the amortized cost basis for the portion of the financial asset that will not be recovered due to credit losses.

We provide credit loss reserves for the Gaylord National Bonds by comparing the amortized cost basis to their present value. If the amortized cost basis exceeds the present value, an expected credit loss exists and the allowance for credit losses is measured as the difference between the bonds' amortized cost basis and present value, which is estimated using discounted cash flow analyses that utilize comprehensive cash flow projections over the contractual life of the bonds, as well as observable market data to the extent available. Our estimate of the present value of the Gaylord National Bonds is sensitive to the significant assumptions of the discounted cash flow analysis, which include the projections of hotel taxes (which are based on expected hotel rooms revenues) and property taxes, both of which are affected by expectations about future market and economic conditions, particularly those in the Washington D.C. market. Further, such assumptions require significant judgment as the Gaylord National Bonds and related projected cash flows continue for an extended period of time through 2037.

Income taxes. As a REIT, generally we will not be subject to federal corporate income taxes on ordinary taxable income and capital gains income from real estate investments that we distribute to our stockholders. We will continue to be required to pay federal and state corporate income taxes on earnings of our TRSs.

We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, the provision for taxes is increased by recording a reserve, in the form of a valuation allowance, against the estimated deferred tax assets that will not ultimately be recoverable.

In addition, we must evaluate uncertainties in the application of complex tax regulations in the calculation of tax liabilities. We provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. We make this assessment based on only the technical merits of the tax position. At December 31, 2025 and 2024, we had no accruals for unrecognized tax benefits. We recognize interest and penalties related to uncertain tax positions, if any, in income tax expense. At December 31, 2025 and 2024, we have accrued no interest or penalties related to uncertain tax positions.

Acquisitions and Purchase Price Allocations. Accounting for the acquisition of an entity as a business combination, becoming the primary beneficiary of a previously unconsolidated variable interest entity, or a significant asset acquisition requires an allocation of the purchase price to the assets acquired and the liabilities assumed in the transaction based on their respective estimated fair values, which requires us to make estimates and assumptions regarding the fair value of the acquired assets and liabilities assumed. We may engage third parties to provide valuation services to assist in the fair value determinations of the long-lived assets acquired and the liabilities assumed. The most material estimations of individual fair values are those involving long-lived assets, such as property, equipment, and intangible assets, that are assumed as part of the transaction, as well as any noncontrolling interests. When making fair value determinations, we consider market data for similar assets, expected cash flows discounted at risk-adjusted rates, and replacement cost for assets, among other information. Management judgment is required when making the assumptions used to value long-lived and identifiable intangible assets, which include projected revenue growth, estimated cash flows, discount rates, and other factors.

Legal Contingencies. We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. We record an accrual for loss contingencies when a loss is probable and the amount of the loss can be reasonably estimated, the determination of which requires significant judgment. We review these accruals each reporting period and make revisions based on changes in facts and circumstances, but resolution of legal matters in a manner inconsistent with our expectations could have a material impact on our financial condition and operating results.

Recently Issued Accounting Standards

For a discussion of recently issued accounting standards, see Note 1 to our consolidated financial statements included herein.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposures to market risk are from changes in interest rates, including the rising interest rates experienced in some recent years, and changes in asset values of investments that fund our pension plan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Risk Factors," in this annual report for more discussion on how interest rate increases affect our operations and financial condition.

Risk Related to Changes in Interest Rates

At December 31, 2025, borrowings outstanding under the Term Loan B bore interest at an annual rate of SOFR plus 1.75%. If SOFR were to increase by 100 basis points, our annual interest cost on the $289.9 million in borrowings outstanding at December 31, 2025 would increase by approximately $2.9 million.

At December 31, 2025, borrowings outstanding under the OEG Term Loan bore interest at an annual rate of SOFR plus 3.5%. We have hedged our interest rate exposure on $225.0 million of borrowings under the OEG Term Loan with interest rate swaps that fix the SOFR portion of interest payments through December 2028. If Adjusted Term SOFR were to increase by 100 basis points, our annual interest cost on the $200.3 million in borrowings outstanding under the OEG Term Loan that are not hedged at December 31, 2025 would increase by approximately $2.0 million.

Certain of our outstanding cash balances are occasionally invested overnight with high credit quality financial institutions. We do not have significant exposure to changing interest rates on invested cash at December 31, 2025. As a result, the interest rate market risk implicit in these investments at December 31, 2025, if any, is low.

Risk Related to Changes in Asset Values that Fund our Pension Plans

The expected rates of return on the assets that fund our defined benefit pension plan are based on the asset allocation of the plan and the long-term projected return on those assets, which represent a diversified mix of equity securities, fixed income securities and cash. At December 31, 2025, the value of the investments in the pension fund was $50.9 million, and an immediate ten percent decrease in the value of the investments in the fund would have reduced the value of the fund by approximately $5.1 million.

Summary

Based upon our overall market risk exposures at December 31, 2025, we believe that the effects of changes in interest rates related to our borrowings and asset values of investments that fund our pension plan could be material to our consolidated financial position, results of operations or cash flows.

Forward-Looking Statements

This annual report contains "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements concern our goals, beliefs, expectations, strategies, objectives, plans, future operating results and underlying assumptions, and other statements that are not necessarily based on historical facts. Without limitation, you can identify these statements by the fact that they do not relate strictly to historical or current facts, and these statements may contain words such as "may," "will," "could," "should," "might," "projects," "expects," "believes," "anticipates," "intends," "plans," "continue," "estimate," or "pursue," or the negative or other variations thereof or comparable terms. In particular, they include statements relating to, among other things, future actions, strategies, future performance, the outcome of contingencies such as legal proceedings and future financial results. These also include statements regarding (i) the future performance of our business, anticipated business levels and our anticipated financial results during future periods; (ii) the effect of our election to be taxed as a real estate investment trust ("REIT") and maintain REIT status for federal income tax purposes; (iii) the holding of our non-qualifying REIT assets in one or more taxable REIT subsidiaries ("TRSs"); (iv) our dividend policy, including the frequency and amount of any dividend we may pay; (v) our strategic goals and potential growth opportunities, including future expansion of the geographic diversity of our existing asset portfolio through acquisitions and investment in joint ventures; (vi) the ability of Marriott International, Inc. ("Marriott") to effectively manage our hotels and other properties; (vii) our anticipated capital expenditures and investments; (viii) the potential operating and financial restrictions imposed on our activities under existing and future financing agreements including our credit facility and other contractual arrangements with third parties, including management agreements with Marriott; (ix) our ability to borrow available funds under our credit facility; (x) our expectations about successfully amending the agreements governing our indebtedness should the need arise; (xi) the effects of inflation, other macroeconomic conditions and increased costs on our business and on our customers, including group customers at our hotels; (xii) risks associated with the integration of JW Marriott Desert Ridge into our existing asset base; and (xiii) any other business or operational matters.

Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, beliefs and expectations, our actual results could differ materially from the results anticipated by the forward-looking statements as a result of many known and unknown factors including, but not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this annual report. Any forward-looking statement made in this annual report speaks only as of the date on which the statement is made. New risks and uncertainties may arise from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements we make in this annual report, except as may be required by law.

RISK FACTORS SUMMARY

Our business faces significant risks and uncertainties. If any of the following risks are realized, our business, financial condition and results of operations could be materially and adversely affected. You should carefully review and consider the full discussion of our risk factors in the section titled "Risk Factors" in this annual report. Set forth below is a summary list of the principal risk factors as of the date of the filing of this annual report:

- If Marriott or any future third-party hotel manager does not manage our hotel properties or other businesses successfully, our financial condition, results of operations and our ability to service debt and make distributions to our stockholders may be negatively impacted. Further, the operation and management of our current hotel properties, the operation of which generates substantially all of our Hospitality segment revenue, is concentrated in Marriott.

- Restrictive covenants and other provisions in our hotel management agreements with third-party hotel managers could limit our ability to sell or lease our hotel properties or refinance our existing debt. In addition, Marriott and any future third-party hotel manager may own or operate hotels that compete with our hotel properties.

- Our concentration in the hospitality industry, and in particular the group-oriented meetings sector of the hospitality industry, exposes us to certain risks outside of our and Marriott's control. In addition, the geographic concentration of our current hotel properties subjects us to a greater degree of risk to certain factors.

- Inflation may adversely affect our financial condition and results of operations.

- The hotel business is capital-intensive, and our inability to obtain financing or successfully complete acquisitions or capital improvements, or mitigate the disruption associated with them, could limit our growth or impact our performance.

- Our TRS lessee structure subjects us to the risk of increased hotel operating expenses and the inability of our TRS lessees to make lease payments to us.

- We and our third-party hotel manager rely on information technology in our operations, and any material failure, inadequacy, interruption, or security failure could harm our business. In addition, changes in privacy and data security laws could increase our operating costs and increase our exposure to fines and litigation, and cyber security incidents could have a disruptive effect on our business.

- Our real estate assets are subject to numerous risks, including environmental regulations that could impose significant financial liability on us and illiquidity of real estate investments. Moreover, compliance with the Americans with Disabilities Act could require us to incur substantial costs.

- As an owner of hotel properties and operator of leisure businesses, we are subject to risks relating to acts of God, outbreaks of pandemic disease, terrorist activity, geopolitical uncertainty and war. Our operating results and ability to service debt and make distributions to stockholders may be adversely affected by operating risks common to the lodging industry.

- We are subject to risks associated with our hotel managers' employment of hotel personnel, particularly with hotels whose managers employ unionized labor, which could increase our hotels' operating costs, including, but not limited to, an increase in wages and benefit costs, reduce the flexibility of our third-party hotel managers to adjust the size of the workforce at our hotel properties and impair our ability to make distributions to our stockholders. Our business could suffer if our hotel managers cannot attract and retain qualified hotel personnel.

- Any failure to protect the trademarks and intellectual property used in our business could reduce the value of our brand names and harm our business.

- Our financial and operating results may suffer if we are unsuccessful in integrating JW Marriott Desert Ridge with our existing assets, and integrating JW Marriott Desert Ridge may be more difficult, costly or time consuming than expected.

- We conduct the operations of our Entertainment segment through OEG, and our ownership is subject to the terms of agreements with A-OEG Holdings, LLC, an affiliate of Atairos (as defined in this annual report). Any disagreement with Atairos or its affiliate may adversely affect our interest in OEG.

- Hospitality companies have been the target of class actions and other lawsuits alleging violations of federal and state law and other claims, and we may be subject to legal claims.

- If we fail to remain qualified as a REIT, we would be subject to tax at corporate income tax rates and would not be able to deduct distributions to stockholders when computing our taxable income. As a REIT, failure to make required distributions to our stockholders would subject us to federal and state corporate income tax.

- Even though we are conducting our business as a REIT, certain of our business activities will be subject to corporate level income tax, which will continue to reduce our cash flows, and we will have potential deferred and contingent tax liabilities.

- Complying with REIT requirements may limit our ability to hedge effectively and increase the costs of our hedging, may cause us to incur tax liabilities, and may limit our flexibility or cause us to forego otherwise attractive opportunities. Further, we may be required to borrow funds, sell assets, or issue equity to satisfy our REIT distribution requirements or maintain the asset ownership tests.

- Taxation of dividend income could make our stock less attractive to certain investors and reduce the market price of our stock.

- Legislative or other actions affecting REITs could have a negative effect on us or our stockholders, and even as a REIT, changes in federal, state, or local tax law, interpretations of existing tax law or agreements with tax authorities could affect our profitability and financial condition by increasing our tax costs or reduce the market price of our stock by making an investment in us less attractive to certain investors.

- The ability of our board of directors to revoke our REIT qualification, without stockholder approval, may cause adverse consequences to our stockholders.

- Our planned use of TRSs may cause us to fail to qualify as a REIT, and if our leases of our hotel properties to TRS lessees are not true leases for federal income tax purposes, we may fail to qualify as a REIT.

- If Marriott or any future third-party hotel manager fails to qualify as an "eligible independent contractor," or if our hotels are not "qualified lodging facilities" (as each such term is defined in the U.S. Internal Revenue Code), we may fail to qualify as a REIT.

- Our cash distributions are not guaranteed and may fluctuate.

- We have invested in, and in the future may invest in, joint ventures, certain minority equity interests, mortgage loans or mezzanine debt over which we may not have significant control, to or for which we may owe significant funding or obligations and for which there is no readily available market, and these investments may not be profitable.

- Our substantial debt could reduce our cash flow and limit our business activities, and our indebtedness is secured by a substantial portion of our assets. In addition, we could be required to refinance our debt before it matures and there is no assurance that we will be able to refinance our debt on acceptable terms.

- We are a holding company and depend on our subsidiaries' cash flow to meet our debt service obligations. To service our debt and pay other obligations, we will require a significant amount of cash, which may not be available to us.

- The agreements governing our debt contain various covenants that may limit our ability to operate our business and impair our ability to make distributions to our stockholders in accordance with our announced intended dividend policy or otherwise.

- The ownership limitations in our charter may restrict or prevent stockholders from engaging in certain transfers of our common stock.

RISK FACTORS

You should carefully consider the following specific risk factors as well as the other information contained or incorporated by reference in this annual report as these are important factors, among others, that could cause our actual results to differ from our expected or historical results. It is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete statement of all our potential risks or uncertainties. Some statements in the "Business" section and elsewhere in this annual report are "forward-looking statements" and are qualified by the cautionary language regarding such statements. See "Forward-Looking Statements" above.

Risks Relating to Our Business

If Marriott or any future third-party hotel manager does not manage our hotel properties or other businesses successfully, our financial condition, results of operations and our ability to service debt and make distributions to our stockholders may be negatively impacted.

Due to federal income tax laws that restrict REITs from operating and managing hotels, we do not operate or manage the day-to-day functions of any of our hotel properties as a REIT. We lease or sublease our hotel properties to our TRS lessees, and such TRS lessees have engaged Marriott as a third-party hotel manager pursuant to hotel management agreements. Marriott manages the day-to-day operations of our Gaylord Hotels properties and JW Marriott properties, as well as the Inn at Opryland, the AC Hotel, Gaylord Springs, the W Austin and the General Jackson. We will identify third-party hotel managers to operate and manage any hotels that we acquire in the future. Our third-party hotel managers are responsible for the day-to-day management of our hotel properties, including, but not limited to, implementing significant operating decisions, setting rates for rooms and meeting space, controlling revenue and expenditures, collecting accounts receivable, and recruiting, employing and supervising employees at our hotel properties. We do not have the authority to require our third-party hotel managers to operate our hotel properties in a particular manner, although we have consent and approval rights for certain matters under our hotel management agreements with Marriott, subject to the limitations described therein. As a result, our financial condition, results of operations and our ability to service debt and make distributions to our stockholders are largely dependent on the ability of our third-party hotel managers to operate our hotel properties successfully. Any failure by our third-party hotel managers to provide quality services and amenities or to maintain and protect a quality brand name and reputation could have a negative impact on their ability to operate and manage our hotel properties successfully and could negatively impact our financial condition, results of operations and our ability to service debt and make distributions to our stockholders.

We cannot assure you that our third-party hotel managers will operate and manage our hotel properties in a manner that is consistent with their obligations under the hotel management agreements, that our third-party hotel managers will not be negligent in their performance or engage in other criminal or fraudulent activity, or that they will not otherwise default on their management obligations to us.

Even if we believe our hotel properties are being operated inefficiently or in a manner that does not result in satisfactory operational metrics, we will have limited ability to require our third-party hotel managers to change their method of operation of our hotel properties. We generally will attempt to resolve issues with third-party hotel managers through discussions and negotiations. However, if we are unable to reach satisfactory results through discussions and negotiations, we may choose to litigate the dispute or submit the matter to third-party dispute resolution or arbitration. We would be able to seek redress only if a third-party hotel manager violates the terms of the applicable hotel management agreement, and then only to the extent of the remedies provided for under the terms of the hotel management agreement. Additionally, in the event we need to replace any of our third-party hotel managers, we may experience significant business disruptions at the affected hotel properties, and may be liable, under certain circumstances, for significant damages and/or be required to make certain payments to our third-party managers.

The operation and management of our current hotel properties, the operation of which generates substantially all our Hospitality segment revenue, is concentrated in Marriott.

Our current hotel properties, the operation of which generates substantially all our Hospitality segment revenue, are operated and managed by Marriott. As a result, our operational risk is concentrated in one third-party hotel manager, which makes us more vulnerable economically to any weakness of Marriott than if we entered into hotel management agreements with several third-party hotel managers. We cannot assure you that Marriott will satisfy its obligations to us or successfully operate and manage our current hotel properties. Any adverse developments in

Marriott's business and affairs, financial strength or ability to operate and manage our current hotel properties successfully could materially reduce our revenues and net income, which could in turn reduce the amount of distributions to our stockholders. If market recognition or the positive perception of Marriott is reduced or compromised, the goodwill associated with the Gaylord Hotels properties and JW Marriott properties in our portfolio may be adversely affected, which could materially reduce our revenues and net income, which could in turn reduce the amount of distributions to our stockholders. Additionally, we rely on the resources of and financial information provided by Marriott to report the financial results of our hotel properties. A failure by Marriott to accurately report the financial results of our hotel properties could materially affect our understanding of the hotel properties' performance as well as our ability to accurately report on the hotel properties' performance. Further, Marriott owns the Gaylord Hotels and JW Marriott brands and trademarks, and a failure on their part to maintain quality standards, including at any future projects that we do not own an interest in, could harm the brands and damage our business.

Revenue growth, cost synergies and containment strategies for our hotel operations are largely dependent on the efforts of Marriott. Historically, Marriott's efforts to leverage its rewards program, customer channels and brands, as well as its management of demand for rooms, meeting space and banquets, resulted in revenue growth and Marriott's efforts to reduce hotel-level costs yielded cost savings. There can be no assurance that such improvements in revenue or cost savings achieved by Marriott will continue in future periods.

Restrictive covenants and other provisions in our hotel management agreements with third-party hotel managers could limit our ability to sell or lease our hotel properties or refinance our existing debt.

Our hotel management agreements with Marriott contain, and we anticipate that hotel management agreements with our future third-party hotel managers will contain, restrictive covenants that limit our flexibility to sell or lease our hotel properties. For example, we may not sell or lease our current hotel properties to a competitor of Marriott (as defined in our management agreements with Marriott), and any purchaser or lessee must have, in Marriott's judgment, sufficient financial resources and liquidity to fulfill our obligations under the hotel management agreements. Such restrictions on our ability to sell or lease our hotel properties could negatively affect the marketability of our hotel properties and restrict our ability to refinance our existing debt secured by our hotel properties.

Marriott and any future third-party hotel manager may own or operate hotels that compete with our hotel properties.

Our third-party hotel managers may own or operate hotels that compete with our current hotel properties and any hotel properties that we acquire, which may result in a conflict of interest. For example, Marriott and its affiliates own, have invested in, operate, and have provided credit support or operating guarantees to hotels that compete or will compete with our current hotel properties, including the Marriott Orlando World Center, which competes with Gaylord Palms, the Washington D.C. Marriott Marquis, which competes with Gaylord National, and the Gaylord Pacific Resort & Convention Center ("Gaylord Pacific"), which opened in May 2025, but is not owned by us. As a result, our third-party hotel managers may make decisions regarding competing hotel properties that are not or would not be in our best interest. In addition, such third-party hotel managers' operation of other hotels may divert attention away from the operation and management of our hotel properties.

Our concentration in the hospitality industry, and in particular the group-oriented meetings sector of the hospitality industry, exposes us to certain risks outside of our and Marriott's control.

Our primary business is hotel-related, and our current hotel properties, the operation of which generates substantially all our Hospitality segment revenue, are concentrated in the group-oriented meetings sector of the hospitality industry. Therefore, a downturn in the lodging industry, in general, and the group-oriented meetings sector, in particular, would have a material adverse effect on our financial condition, results of operations, the market price of our common stock and our ability to service debt and make distributions to our stockholders. Additionally, our group room rates may be contracted several years in advance, and we are subject to increases in operating costs over time that may not be offset by these group room rates, which may result in reduced margins and lower financial results.

The group-oriented meetings sector has suffered, and may in the future suffer, as a result of pandemic or epidemic disease outbreaks, and while we believe meeting planners would, in the case of widespread or severe outbreaks of pandemic or epidemic disease, rebook large group meetings to future periods, there can be no assurance as to the timing and pace of any recovery.

The ability of Marriott to successfully operate and manage our current hotel properties and convention business is subject to factors beyond our and their control, which could reduce the revenue and operating income of these properties. These factors include:

- the desirability and perceived attractiveness of the Nashville, Tennessee; Orlando, Florida; Dallas, Texas; San Antonio, Texas; Washington D.C.; Denver, Colorado; and Phoenix, Arizona areas as tourist and convention destinations;

- adverse changes in the national economy, its effects on us and our customers and in the levels of tourism and convention business that affect our current hotel properties;

- Marriott's ability to attract group convention business;

- Marriott's ability to contract for and collect attrition and cancellation fees from groups that do not fulfill minimum stay or spending requirements;

- the opening of other new hotels could impact the group convention business at our current hotel properties, including the May 2025 opening of Gaylord Pacific, which we do not own;

- the highly competitive nature of the hotel, tourism and convention business in which our hotel properties operate, including the fact that we compete for convention business with publicly-financed civic convention centers;

- the susceptibility of group convention business to reduced levels of demand during the year-end holiday periods, which Marriott may not be able to offset by attracting sufficient general tourism guests;

- the level of governmental group business, which has decreased at times in the past due to uncertainty surrounding the U.S. government budget;

- the financial condition of the airline and other transportation-related industries and the resulting impact on travel; and

- increases in our operating costs, including supply and labor costs associated with labor shortages, wage increases, any increases in the federal, or any state or local, minimum wage rate, workers' compensation, healthcare-related costs, and organized labor activities, the last of which, in addition to increasing labor costs, could cause a diversion of business from our hotels involved in labor negotiations and loss of group business.

These factors could reduce the revenues and net operating profits of our TRS lessees, which in turn could adversely affect our financial condition, results of operations, the market price of our common stock and our ability to service debt and make distributions to our stockholders.

The geographic concentration of our current hotel properties subjects us to a greater degree of risk to certain factors.

Due to the geographic concentration of our current hotel properties, we are subject to a greater degree of risk to factors including:

- local economic and competitive conditions;

- natural and other disasters;

- a decline in air passenger travel due to higher ticket costs or fears concerning air travel;

- a decline in the attractiveness of the areas in which our hotels are located as a convention and tourism destination; and

- a decrease in convention and meeting business at any of our properties.

Any of these could negatively affect our financial condition, results of operations and our ability to service debt and make distributions to our stockholders.

Inflation may adversely affect our financial condition and results from operations.

Inflation, which rose to levels not experienced in recent decades, has caused, and could continue to cause, broad price increases. A prolonged inflationary environment, and any fiscal, monetary or other policy interventions by the

U.S. government or the Federal Reserve in reaction to such an environment, including increases in federal interest rates, could adversely affect our operating costs, customer spending and bookings, and ability to access the debt markets on favorable terms. If the cost to operate and maintain our hotels and other properties increases faster or at a rate greater than our ability to pass on costs by increasing amounts charged to guests and customers, our financial condition, results of operations and cash flows could be materially and adversely affected.

The hotel business is capital-intensive, and our inability to obtain financing or successfully complete acquisitions or capital improvements, or mitigate the disruption associated with them, could limit our growth or impact our performance.

Acquisitions of hotels will require significant capital expenditures, and hotels that we acquire may need renovations and capital improvements at the time of acquisition. All of our hotel properties will require periodic capital expenditures and renovation to remain competitive. We may also undertake hotel expansions or new features at our existing hotel properties that involve significant capital expenditures, such as our ongoing Gaylord Opryland expansion. If any hotels that we acquire are subject to franchise agreements, the franchisors of these hotels may also require periodic capital improvements as a condition to our maintaining the franchise licenses. We may not be able to fund capital improvements or acquisitions solely from cash provided from our operating activities because we must distribute at least 90% of our REIT taxable income (determined before the deduction for dividends paid and net of capital gains) each year to maintain our qualification as a REIT for federal income tax purposes. As a result, our ability to fund acquisitions or capital expenditures through any retained earnings or operating cash flow will be limited. Consequently, we will rely upon the availability of debt or equity capital to fund hotel acquisitions and improvements. Our ability to grow through acquisitions will be limited if we cannot obtain satisfactory debt or equity financing, which will depend on market conditions. We cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

In addition, capital improvements may give rise to the following risks:

- possible environmental problems;

- construction cost overruns and delays, including those associated with the availability of material and labor;

- the possibility that revenues will be reduced while rooms, restaurants or other facilities are out of service due to capital improvement projects;

- a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available to us on attractive terms; and

- uncertainties as to market demand or a loss of market demand after capital improvements have begun.

The costs of renovations and capital improvements could adversely affect our financial condition, results of operations, the market price of our common stock and our ability to service debt and make distributions to our stockholders.

Our TRS lessee structure subjects us to the risk of increased hotel operating expenses and the inability of our TRS lessees to make lease payments to us.

Our leases with our TRS lessees require our TRS lessees to make lease payments to us based in part on gross revenues from our hotel properties. Our operating risks include decreases in revenues at our hotel properties and increases in operating expenses at our hotel properties. Decreases in revenues or increases in operating expenses could adversely affect our TRS lessees' ability to make lease payments due under the leases, including, but not limited to, increases in wage and benefit costs, repair and maintenance expenses, property taxes, insurance costs, supply costs and other operating expenses. Increases in those operating expenses can have a significant adverse impact on our financial condition, results of operations, the market price of our common stock, and our ability to service debt and make distributions to our stockholders.

In addition, our TRS lessees' ability to make lease payments will be affected by factors beyond their control, such as changes in general economic conditions, the level of demand for hotels and the related services of our hotel properties, competition in the lodging and hospitality industry, the third-party managers' ability to maintain and increase gross revenue at our hotel properties and other factors relating to the operations of our hotel properties.

We and our third-party hotel manager rely on information technology in our operations, and any material failure, inadequacy, interruption, or security failure could harm our business.

We and our third-party hotel manager rely on information technology systems, including networks and the Internet, to process, transmit, and store electronic information, and to manage or support a variety of business processes, including financial transactions and records, personal identifying information, reservations, billing and operating data. Our businesses require collection of large volumes of internal and customer data, including credit card numbers and other personally identifiable information of our customers in various information systems and those of our service providers. The integrity and protection of customer, employee, and company data is critical to us. If that data is inaccurate or incomplete, we or the hotel managers could make faulty decisions. Customers and employees also have a high expectation that we and our third-party service providers and processors will adequately protect their personal information. Despite implementation of various measures designed to protect our information systems and records, including those we maintain with our service providers, we, the hotel managers and/or our third-party service providers may be subject to security breaches, system failures, viruses, operator error, employee misuse, and unauthorized or inadvertent releases of data. A significant theft, loss, or fraudulent use of customer, employee, or company data maintained by us or by a service provider or failure to comply with the various U.S. and international laws and regulations applicable to the protection of such data, including the California Consumer Privacy Act (''CCPA''), or with Payment Card Industry (PCI) data security standards, could divert our attention, adversely impact our reputation, result in remedial and other fines or litigation, cause us to incur substantial liabilities or costs, or result in a loss of valuable data or of consumer confidence. A breach in the security of our information systems or those of our service providers, or the unauthorized use of such data by us or our third-party providers, could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits.

Changes in privacy and data security laws could increase our operating costs and increase our exposure to fines and litigation.

We are subject to numerous, complex, and frequently changing laws, regulations, and contractual obligations designed to protect personal information. Various U.S. federal and state laws, PCI security standards, and other information privacy and security standards are all applicable to us. Many states have passed laws regulating how businesses collect and use consumer personal data, and other states are considering enacting similar laws. Significant legislative, judicial or regulatory changes have been and could be issued in the future. These legal requirements are rapidly changing and are not consistent across jurisdictions. Violations of these new laws may subject us to civil monetary penalties. Compliance with changes in applicable data security and privacy laws and regulations and contractual obligations has increased, and may in the future increase, our operating costs and may restrict our business operations, increase our exposure to fines and litigation in the event of alleged noncompliance, and adversely affect our reputation. Moreover, many jurisdictions are considering and adopting regulations governing the use of artificial intelligence and machine learning applications and tools. Compliance with these regulations may be difficult or costly to implement and result in a burden on our operations that use artificial intelligence or machine learning applications and tools. Any failure or perceived failure to comply with these regulations could subject us to enforcement actions, fines, and penalties, or may adversely affect our reputation.

Cybersecurity incidents, including the failure to protect the integrity or availability of IT systems or the security of confidential information, or the introduction of malware or ransomware, could harm our business.

While we have implemented security measures to safeguard our systems and data, our measures or the measures of our service providers or hotel manager may not be sufficient to maintain the confidentiality, integrity, or availability of the data collected, stored, and used to manage our businesses. Efforts to hack or circumvent security measures, efforts to gain unauthorized access to data, failure of systems or software to operate as designed or intended, viruses, ''ransomware'' or other malware, ''supply chain'' attacks, ''phishing'' or other types of business email compromises, operator error, or inadvertent releases of data may materially impact our information systems and records of those of our owners, licensees, service providers, or others on which we rely. Our reliance on computer, Internet-based, and mobile systems and communications, and the frequency and sophistication of efforts by third parties to gain unauthorized access to such systems, have greatly increased in recent years. Like most large multinational corporations, our hotel manager and its service providers have experienced cybersecurity incidents, and attempts to disrupt access to their systems and data or those of properties our hotel manager manages and the frequency and sophistication of such efforts could continue to increase. The rapid evolution and increased adoption of artificial intelligence technologies, by us and our third-party service providers, may also heighten our cybersecurity risks by making cybersecurity incidents more difficult to detect, contain and mitigate. We and our third-party service providers, including our third-party hotel manager, rely on cloud-based services and on remote access to information systems, which further increases our exposure to potential cybersecurity incidents. Any theft, loss, loss of access to, or fraudulent use of guest, associate, owner, licensee, or company data could adversely impact our reputation or the reputation of our hotel manager and could result in remedial and other expenses, fines, or litigation. Depending on the nature and scope of the event, compromises in the security of our information systems or those of our owners, licensees, or service providers or other disruptions in data services could lead to an interruption in the operation of our systems or our hotel manager's systems, resulting in operational inefficiencies and a loss of profits, and negative publicity, resulting in tangible adverse effects on our business, including consumer boycotts, cancellations, lost sales or litigation, all of which could affect our market share, reputation, business, financial condition, or results of operations. These events may also cause us to incur substantial costs, including but not limited to, costs associated with remediation for or recovery of stolen assets or information, including ransom costs paid to cyber attackers, costs for sending legally required notifications to customers or other affected individuals, and increased cyber protection costs to guard against opportunities for re-occurrence of a breach. Although we or our manager carry cyber/privacy liability insurance that is designed to protect us against certain losses related to cyber risks, that insurance coverage may not be sufficient to cover all losses or all types of claims that may arise in connection with cybersecurity incidents, security compromises, and other related incidents. Furthermore, in the future such insurance may not be available on commercially reasonable terms, or at all.

Our real estate assets are subject to numerous risks.

Because we own hotels and attractions properties, we are subject to the risks that generally relate to investments in real property. The investment returns available from equity investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the related properties, as well as the expenses incurred. In addition, a variety of other factors affect income from properties and real estate values, including governmental regulations, insurance, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing real estate zoning or tax laws can make it more expensive and/or time-consuming to develop real property or expand, modify or renovate properties. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases, particularly as the cost of borrowing increases, and real property values may decrease as the number of potential buyers decreases. Similarly, as financing becomes less available, it becomes more difficult both to acquire and to sell real property. Finally, governments can, under eminent domain laws, take real property. Sometimes this taking is for less compensation than the owner believes the property is worth. Any of these factors could have a material adverse impact on our results of operations or financial condition. In addition, equity real estate investments, such as the investments we hold and any additional properties that we may acquire, are relatively difficult to sell quickly. If our properties do not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures, our income will be reduced.

Our properties are subject to environmental regulations that could impose significant financial liability on us.

Environmental laws, ordinances and regulations of various federal, state, local and foreign governments regulate certain of our properties and could make us liable for the costs of removing or cleaning up hazardous or toxic substances on, under or in the properties we currently own or operate or those we previously owned or operated. Those laws could impose liability without regard to whether we knew of, or were responsible for, the presence of hazardous or toxic substances. The presence of hazardous or toxic substances, or the failure to properly clean up such substances when present, could jeopardize our ability to develop, use, sell or rent the real property or to borrow using the real property as collateral. If we arrange for the disposal or treatment of hazardous or toxic wastes, we could be liable for the costs of removing or cleaning up wastes at the disposal or treatment facility, even if we never owned or operated that facility. Other laws, ordinances and regulations could require us to manage, abate or remove lead- or asbestos-containing materials. Similarly, the operation and closure of storage tanks are often regulated by federal, state, local and foreign laws. Finally, certain laws, ordinances and regulations, particularly those governing the management or preservation of wetlands, coastal zones and threatened or endangered species, could limit our ability to develop, use, sell or rent our real property. Existing governmental laws and regulations may be revised or new laws and regulations relating to climate change (including, but not limited to, required reduction of carbon emissions or energy usage), air quality or other environmental and health concerns may be adopted or become applicable to us, which could affect the operations of our hotels and/or result in significant additional expense and operating restrictions. The costs to clean up a contaminated property, to defend a claim, or to comply with environmental laws could be material and could adversely affect our financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders. Additionally, because we rely on third-party managers to operate our hotel properties and certain attractions, we have limited control over ensuring compliance at those locations with applicable environmental laws or regulations or approving certain remediation action taken by the manager to resolve such issues.

Compliance with the Americans with Disabilities Act could require us to incur substantial costs.

Under the Americans with Disabilities Act of 1990, as amended (the "ADA"), all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA's requirements could require removal of access barriers, and non-compliance could result in the U.S. government imposing fines or in private litigants winning damages. Although we believe that our hotel properties substantially comply with present requirements of the ADA, we may be subject to audits or investigations of, or litigation brought against, one or more of our hotels to determine our compliance, and one or more hotels may not be fully compliant with the ADA. Noncompliance with the ADA could result in the incurrence of additional costs to attain compliance. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our hotel properties and to make alterations as appropriate in this respect. If we are required to make substantial modifications to our hotel properties, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition, results of operations, the market price of our common stock and amount of cash available for debt service or distributions to our stockholders could be adversely affected. Additionally, because we rely on third-party managers to operate our hotel properties and certain attractions, we have limited control over ensuring compliance at those locations with applicable ADA requirements or approving certain remediation action taken by the manager to resolve such issues.

As an owner of hotel properties and operator of leisure businesses, we are subject to risks relating to acts of God, outbreaks of pandemic disease, terrorist activity, geopolitical uncertainty and war.

Our operating income and ability to make distributions to our stockholders may be reduced by acts of God, outbreaks of pandemic disease, or acts of terrorism in locations where we own and/or operate significant properties and areas of the world from which we draw a large number of customers. Gaylord Opryland, which is located adjacent to the Cumberland River and is protected by levees built to sustain a 100-year flood, suffered flood damage on May 3, 2010 as the river rose to levels that over-topped the levees. We have completed enhancements to the levees that protect the hotel to increase the height of the levees, and we also maintain a prudent level of flood insurance in an amount which we believe is sufficient to respond to any potential flood losses at Gaylord Opryland. While we believe these steps are reasonable given the likelihood of flood damage at Gaylord Opryland, there can be no assurances that flooding will not occur at Gaylord Opryland in the future and that actual flood losses will not be in excess of insurance limits. Some types of losses, such as from flood, earthquake, hurricane, tornado, wildfire, terrorism and environmental hazards, may be either uninsurable, subject to sublimit, or too expensive to justify fully insuring against. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Similarly, outbreaks of pandemic disease, wars or armed conflicts (including the potential for war or armed conflicts), terrorist activity (including threats of terrorist activity), political unrest and other forms of civil strife as well as geopolitical uncertainty, including increased tariffs, may cause our future results to differ materially from anticipated results.

We are subject to risks associated with our hotel managers' employment of hotel personnel, particularly with hotels whose managers employ unionized labor, which could increase our hotels' operating costs, reduce the flexibility of our third-party hotel managers to adjust the size of the workforce at our hotel properties and impair our ability to make distributions to our stockholders.

Our third-party hotel managers are responsible for hiring and maintaining the labor force at each of our hotel properties. Although we do not employ or manage employees at our hotel properties, we are subject to many of the costs and risks generally associated with the hotel labor force, including at those of our hotels with unionized labor. From time to time, hotel operations may be disrupted as a result of strikes, lockouts, public demonstrations or other negative actions and publicity. We also may incur increased legal costs and indirect labor costs as a result of contract disputes or other events. The resolution of labor disputes or re-negotiated labor contracts could lead to increased labor costs, either by increases in wages or benefits or by changes in work rules that raise hotel operating costs.

Furthermore, labor agreements may limit the ability of our third-party hotel managers to reduce the size of hotel workforces during an economic downturn because collective bargaining agreements are negotiated between the third-party hotel managers and labor unions. We do not have the ability to control the outcome of these negotiations.

Our operating costs could increase if we and our hotel managers cannot attract and retain talented personnel or as the result of the loss of the services of our senior executives.

We and our third-party hotel managers compete with other companies both within and outside of the hospitality and entertainment industries for personnel. We and our hotel managers have experienced challenges hiring qualified personnel due to various factors, such as increasing wage expectations and competition for labor from other industries, including the current inflationary environment, and these circumstances could continue or worsen in the future to an extent and for durations that we are not able to predict. If we and our hotel managers cannot recruit, train, develop and retain sufficient numbers of associates, we could experience significant negative impacts to our operations, including low employee morale, high employee turnover and low guest satisfaction. Insufficient numbers of personnel could also limit our ability to grow and expand our businesses. Labor shortages have resulted in and could continue to result in higher wages and initial hiring costs, increasing our labor costs and those of our third-party hotel managers, which could reduce our profits and ultimately impair our ability to make distributions to our stockholders. In addition, the efforts and ability of our senior executives are important elements of maintaining our competitive position and driving future growth, and the loss of the services of one or more of our senior executives could result in challenges executing our business strategies or other adverse effects on our business.

Any failure to protect the trademarks and intellectual property used in our business could reduce the value of our brand names and harm our business.

Third-party infringement of the Gaylord Hotels or JW Marriott marks owned by Marriott or the marks we own and use in our entertainment business, or the failure to enforce rights to the marks, could be damaging to our business.

The reputation and perception of the brands we use is critical to our success. If trademarks or intellectual property are misappropriated or used without authorization, the value of those brands, their reputation, our competitive advantages and our goodwill could be harmed. We regularly apply to register our trademarks in the United States. However, we cannot be certain that those trademark registrations will be granted or that the steps we take to protect our trademarks or intellectual property in the United States will be adequate to prevent others, including third parties or former employees, from copying or using our trademarks or intellectual property without authorization. Our intellectual property is also vulnerable to unauthorized use in some countries outside the United States, where local laws may not adequately protect it. Marriott owns and maintains the marks used in the Gaylord Hotels and JW Marriott operations and uses the brands at properties that we do not own, including Gaylord Pacific, and accordingly, we are reliant on Marriott to enforce the rights to these marks and to protect the value of those brands.

Monitoring the unauthorized use of our intellectual property is difficult. As we have in the past, we may need to resort to litigation to enforce our intellectual property rights. Litigation of this type could be costly, force us to divert our resources, lead to counterclaims or other claims against us, result in adverse publicity to us or otherwise harm our business. Any failure to maintain and protect trademarks and other intellectual property used in our business could reduce the value of our brands and harm our business.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our hotel properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more of our hotel properties in response to changing economic, financial and investment conditions may be limited. The real estate market is affected by many factors that are beyond our control, including:

- adverse changes in international, national, regional and local economic and market conditions;
- changes in interest rates and in the availability, cost and terms of debt financing;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
- the ongoing need for capital improvements, particularly in older structures;
- changes in operating expenses; and
- civil unrest, acts of God, including earthquakes, tornadoes, floods and other natural disasters, which may result in uninsured losses, and acts of war or terrorism, including the consequences of the terrorist acts.

We may decide in the future to sell one or more of our hotel properties. We cannot predict whether we will be able to sell any hotel property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a hotel property. Further, as a REIT, we are subject to a 100% excise tax on net income derived from prohibited transactions, including the sale of property (other than foreclosure property) held primarily for sale to customers in the ordinary course. There can be no assurances that the IRS will not contend that the sale of a hotel is subject to this 100% excise tax.

We may be required to expend funds to correct defects or to make improvements before a hotel property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a hotel, we may agree to lock-out provisions that materially restrict us from selling that hotel for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that hotel. These factors and any others that would impede our ability to respond to adverse changes in the performance of our hotel properties could have a material adverse effect on our operating results and financial condition, as well as the amount of cash available for distributions to our stockholders.

Our operating results and ability to service debt and make distributions to our stockholders may be adversely affected by various operating risks common to the lodging industry.

Our hotel properties have different economic characteristics than many other real estate assets, and a hotel REIT is structured differently than many other types of REITs. A typical office property owner, for example, has long-term leases with third-party tenants, which provide a relatively stable long-term stream of revenue. Our TRS lessees, on the other hand, do not enter into a lease with a third-party hotel manager. Instead, our TRS lessees engage our third-party managers pursuant to hotel management agreements and pay the third-party hotel managers fees for managing our hotel properties. The TRS lessees receive all the operating profit or losses at our hotel properties, net of fees and reimbursements. Moreover, virtually all hotel guests stay at a hotel for only a few nights at a time, so the rate and occupancy at each of our hotel properties may change every day. As a result, we may have highly volatile earnings.

In addition, our hotel properties are subject to various operating risks common to the lodging industry, many of which are beyond our or a manager's control, including the following:

- competition from other hotel properties and publicly-financed civic convention centers in our markets;

- over-building of hotels in our markets, which could adversely affect occupancy and revenues at our hotel properties;

- dependence on business and commercial travelers, including the market for large group meetings, and tourism;

- increases in energy costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;

- increases in operating costs, including, but not limited to, wages and food and beverage costs, due to inflation and other factors that may not be offset by increased room rates;

- changes in interest rates and in the availability, cost and terms of debt financing;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

- adverse effects of international, national, regional and local economic and market conditions;

- the impact of the use of Internet travel intermediaries by consumers;

- unforeseen events beyond our control, such as terrorist attacks, travel-related health concerns including pandemics and epidemics, political instability, regional hostilities, imposition of taxes or surcharges by regulatory authorities, travel-related accidents and unusual weather patterns, including natural disasters, such as hurricanes, earthquakes and tornadoes;

- adverse effects of a downturn in the lodging industry; and

- risks generally associated with the ownership of hotels and real estate.

Our group room rates may be contracted several years in advance, and we are subject to increases in operating costs over time that may not be offset by these group room rates, which may result in reduced margins. Further, our disclosed future hotel bookings may not be fulfilled. These factors could reduce the net operating profits of our TRS lessees, which in turn could adversely affect the amount and frequency of distributions we make to our stockholders and our ability to service our debt.

Our financial and operating results may suffer if we are unsuccessful in integrating JW Marriott Desert Ridge with our existing assets, and integrating JW Marriott Desert Ridge may be more difficult, costly or time-consuming than expected.

If we are unable to successfully integrate JW Marriott Desert Ridge with our other assets in an efficient and effective manner, the anticipated benefits of the JW Marriott Desert Ridge transaction may not be fully realized, or at all, or may take longer to realize than expected and may not meet estimated growth projections or expectations. Further, we may not achieve the projected efficiencies and synergies once we have fully integrated JW Marriott Desert Ridge into our operations, which may lead to additional costs not anticipated at the time of the JW Marriott Desert Ridge transaction. An inability to realize the full extent of the anticipated benefits of the JW Marriott Desert Ridge transaction or any delays encountered in the integration process could have an adverse effect on our results of operations, cash flows and financial position.

The ongoing integration of JW Marriott Desert Ridge with our other assets requires the dedication of significant management resources, which may distract management's attention from day-to-day operations. Phoenix, Arizona is a new market for us, and our relative unfamiliarity with the market may result in our having to devote additional time and expense to gain familiarity with the market and effectively manage this asset. Many of these factors will be outside of our control and any one of them could result in delays, increased costs, decreases in revenue and diversion of management's time and energy from ongoing business concerns, which could materially affect our results of operations, cash flows and financial position.

We conduct the operations of our Entertainment segment through OEG and our ownership is subject to the terms of agreements with A-OEG Holdings, LLC, an affiliate of Atairos. Any disagreement with Atairos or its affiliate may adversely affect our interest in OEG.

The limited liability company agreement for OEG gives A-OEG Holdings, LLC, an affiliate of Atairos (the "OEG Investor"), certain rights, including consent rights regarding certain major decisions, which may limit our flexibility with respect to OEG. The OEG Investor may have economic or other business interests or goals which are inconsistent with ours, and we could become engaged in a dispute or disagreement with them that might affect our ability to develop or operate the Entertainment business in any manner in which we see fit, thereby adversely affecting our ownership interest in OEG.

Hospitality companies have been the target of class actions and other lawsuits alleging violations of federal and state law and other claims, and we may be subject to legal claims.

Our operating income and profits may be reduced by legal or governmental proceedings brought by or on behalf of our employees, customers or other third parties. In recent years, a number of hospitality companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, discrimination, customer privacy breaches and other alleged violations of law. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted against us from time to time and were resolved in an immaterial manner, but we cannot assure you that we will not incur substantial damages and expenses resulting from future lawsuits of this type or other claims, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, because we rely on third-party managers to operate our hotel properties and certain attractions, we have limited control over defending lawsuits of this type or other claims.

Risks Relating to Our Status as a REIT

If we fail to remain qualified as a REIT, we would be subject to tax at corporate income tax rates and would not be able to deduct distributions to stockholders when computing our taxable income.

If, in any taxable year, we fail to qualify for taxation as a REIT and are not entitled to relief under the Internal Revenue Code of 1986, as amended (the "Code"):

- we would not be allowed a deduction for distributions to stockholders in computing our taxable income; and

- we would be subject to federal and state income tax on our taxable income at regular corporate rates.

Any such corporate tax liability could be substantial and would reduce the amount of cash available for other purposes. This adverse impact could last for five or more years. Unless we are entitled to relief under certain statutory provisions, we would be taxable as a C corporation beginning in the year in which the failure occurs, and we would not be allowed to re-elect to be taxed as a REIT for the following four years.

If we fail to qualify for taxation as a REIT, we may need to borrow additional funds or liquidate certain assets to pay any additional tax liability. Accordingly, funds available for investment or distribution to stockholders would be reduced.

REIT qualification involves the application of highly technical and complex provisions of the Code to our operations, as well as various factual determinations concerning matters and circumstances not entirely within our control. There are limited judicial or administrative interpretations of these provisions. Although we plan to operate in a manner consistent with the REIT qualification rules, we cannot assure you that we will so qualify or remain so qualified.

As a REIT, failure to make required distributions to our stockholders would subject us to federal and state corporate income tax.

Prior to 2012, we had not paid a cash distribution on our common stock since 1999. Beginning in 2013 we declared, and we intend to continue to declare when appropriate, cash dividends, the amount of which will be determined, and will be subject to adjustment, by our board of directors. Our board of directors has approved a dividend policy pursuant to which we will make minimum dividends of 100% of REIT taxable income annually, subject to the board of directors' future determinations as to the amount of any distributions and the timing thereof. Our dividend policy may be altered at any time by our board of directors, and certain provisions of our debt agreements may prohibit us from paying dividends in accordance with any policy we may adopt. To qualify as a REIT, we are generally required to distribute at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gains) each year to our stockholders. If our cash available for distribution falls short of our estimates, we may be unable to maintain the proposed quarterly distributions that approximate our taxable income and may fail to qualify for taxation as a REIT. In addition, our cash flows from operations may be insufficient to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for federal and state income tax purposes, or the effect of nondeductible expenditures.

To the extent that we satisfy the 90% distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to federal and state corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders for a calendar year is less than a minimum amount specified under the Code.

Even though we are conducting our business as a REIT, certain of our business activities will be subject to corporate level income tax, which will continue to reduce our cash flows, and we will have potential deferred and contingent tax liabilities.

Even though we are conducting our business as a REIT, we may be subject to certain federal, state, and local taxes on our income and assets, taxes on any undistributed income, and state or local income, franchise, property and transfer taxes. In addition, we could in certain circumstances be required to pay an excise or penalty tax, which could be significant in amount, to utilize one or more relief provisions under the Code to maintain qualification for taxation as a REIT.

Our business related to the non-real estate assets of our Hospitality segment and the assets of our Entertainment segment is conducted through wholly-owned TRSs because these activities could generate non-qualifying REIT income as historically structured and operated. Those TRS assets and operations continue to be subject, as applicable, to federal and state corporate income taxes in the jurisdictions in which those assets and operations are located. Any of these taxes would decrease our earnings and our available cash. In addition, net operating losses in any of our TRSs generally will not provide any tax benefit, except for use against current or future taxable income in the TRSs.

Complying with REIT requirements may limit our ability to hedge effectively and increase the costs of our hedging and may cause us to incur tax liabilities.

The REIT provisions of the Code limit our ability to hedge liabilities. Generally, income from hedging transactions that we enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets and income from certain currency hedging transactions related to any non-U.S. operations do not constitute "gross income" for purposes of the REIT gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of the REIT gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRSs would be subject to tax on income or gains resulting from hedges entered into by them or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear.

Legislative or other actions affecting REITs could have a negative effect on us or our stockholders.

At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. Federal and state tax laws are constantly under review by persons involved in the legislative process, the IRS, the United States Department of the Treasury and state taxing authorities. Changes to the tax laws, regulations and administrative interpretations, which may have retroactive application, could adversely affect us. We cannot predict with certainty whether, when, in what forms, or with what effective dates, the tax laws, regulations and administrative interpretations applicable to us may be changed. Accordingly, we cannot assure you that any such change will not significantly affect our ability to qualify for taxation as a REIT or the federal income tax consequences to us of such qualification.

Taxation of dividend income could make our stock less attractive to certain investors and reduce the market price of our stock.

The maximum tax rate applicable to "qualified dividend income", which includes income from dividends paid by domestic C corporations to non-corporate stockholders, is 20.0% plus a 3.8% "Medicare tax" applicable to individuals, trusts and estates whose income exceeds certain thresholds. Dividends payable by REITs generally do not qualify for the reduced tax rate applicable to qualified dividend income. A non-corporate taxpayer, however, may deduct 20% of the ordinary dividends (e.g. dividends that are not "capital gain dividends" or "qualified dividend income") received from a REIT. Although this deduction reduces the effective U.S. federal income tax rate applicable to certain dividends paid by REITs (which is generally 29.6% based on the current maximum U.S. federal income tax rate for individuals of 37%), this effective tax rate is still higher than the tax rate applicable to corporate dividends that constitute qualified dividend income. The more favorable tax rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of our stock.

Even as a REIT, changes in federal, state, or local tax law, interpretations of existing tax law or agreements with tax authorities could affect our profitability and financial condition by increasing our tax costs or reduce the market price of our stock by making an investment in us less attractive to certain investors.

We are subject to taxation at the federal, state and local levels in the United States. Our future tax rates could be affected by changes in the composition of earnings in jurisdictions with differing tax rates, changes in the valuation of our deferred tax assets and liabilities, or changes in determinations regarding the jurisdictions in which we are subject to tax. From time to time, the U.S. federal, state and local governments make substantive changes to tax rules and the application thereof, which could result in materially higher corporate taxes than would be incurred under existing tax law or interpretations and could adversely impact profitability. State and local tax authorities have increased their efforts to increase revenues through changes in tax law and audits. Such changes and proposals, if enacted, could increase our future effective income tax rates, as well as other taxes, including property taxes. New legislation, regulations, administrative interpretations, or court decisions could significantly and negatively affect the federal income tax consequences of an investment in us. Also, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in such other entities more attractive relative to an investment in a REIT.

The ability of our board of directors to revoke our REIT qualification, without stockholder approval, may cause adverse consequences to our stockholders.

Our Amended and Restated Articles of Incorporation ("Charter") provides that the board of directors may revoke or otherwise terminate the REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we will not be allowed a tax deduction with respect to distributions to our stockholders in computing our taxable income, and we will be subject to federal and state income tax at regular corporate rates and state and local taxes, which may have adverse consequences on our stock price, distributions, and total return to our stockholders.

We may be required to borrow funds, sell assets, or issue equity to satisfy our REIT distribution requirements or maintain the asset ownership tests.

To meet the REIT distribution requirements and maintain our qualification and taxation as a REIT, we may need to borrow funds, sell assets or issue equity, even if the then-prevailing market conditions are not favorable for these borrowings, sales or offerings. Any insufficiency of our cash flows to cover our REIT distribution requirements could adversely impact our ability to raise short- and long-term debt, to sell assets, or to offer equity securities to fund distributions required to maintain our qualification and taxation as a REIT. Furthermore, the REIT distribution requirements may increase the financing we need to fund capital expenditures, future growth and expansion initiatives. This would increase our total leverage. In addition, we may distribute taxable dividends that are payable in cash and common stock at the election of each stockholder, subject to certain limitations, including that the cash portion be at least 20% of the total distribution. If we make such a taxable dividend payable in cash and common stock, taxable stockholders receiving such dividends generally will be required to include the full amount of the dividend as ordinary income. As a result, taxable stockholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. Moreover, if a significant number of our stockholders sold shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock. We do not currently intend to pay taxable dividends of our common stock, although we may choose to do so in the future.

If we fail to comply with certain REIT asset tests at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification. As a result, we may be required to liquidate otherwise attractive assets. These actions may reduce our income and amounts available for distribution to our stockholders.

Complying with REIT requirements may limit our flexibility or cause us to forego otherwise attractive opportunities.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders, and the ownership of our common stock. Thus, compliance with these tests will require us to refrain from certain activities and may hinder our ability to make certain attractive investments, including the purchase of non-qualifying assets, the expansion of non-real estate activities, and investments in the businesses to be conducted by our TRSs, and to that extent limit our opportunities and our flexibility to change our business strategy. Furthermore, acquisition opportunities may be adversely affected if we need or require the target company to comply with certain REIT requirements prior to closing. In addition, as a REIT, we may face investor pressures to forego growth opportunities that are not immediately accretive.

We hold our non-qualifying REIT assets in one or more TRSs. These non-qualifying REIT assets consist primarily of non-real estate assets related to our Hospitality segment and the assets related to our Entertainment segment as historically structured and operated. We conduct a significant portion of our business activities through these TRSs. Under the Code, beginning in 2026, no more than twenty-five percent (25%) of the value of the assets of a REIT may be represented by securities of one or more TRSs and other non-qualifying assets. These limitations may affect our ability to make additional investments in our Entertainment segment as historically structured and operated or in other non-REIT qualifying operations or assets. To meet our annual distribution requirements, we may be required to distribute amounts that may otherwise be used for our operations, including amounts that may otherwise be invested in future acquisitions, capital expenditures or repayment of debt, and it is possible that we might be required to borrow funds, sell assets or issue equity to fund these distributions, even if the then-prevailing market conditions are not favorable for these borrowings, sales or offerings.

Our planned use of TRSs may cause us to fail to qualify as a REIT.

The net income of our TRSs is not required to be distributed to us, and income that is not distributed to us generally will not be subject to the REIT income distribution requirement. However, there may be limitations on our ability to accumulate earnings in our TRSs and the accumulation or reinvestment of significant earnings by our TRSs could result in adverse tax treatment. In particular, if the accumulation of cash in our TRSs causes the fair market value of our securities in our TRSs and certain other non-qualifying assets to exceed twenty-five percent (25%) of the fair market value of our assets, we would fail to qualify as a REIT.

If our leases of our hotel properties to TRS lessees are not true leases for federal income tax purposes, we may fail to qualify as a REIT.

In order for the lease payments by our TRS lessees to our property-owning subsidiaries to qualify for purposes of the gross income tests, the lease or sublease must be considered a true lease for federal income tax purposes and must not be treated as a service contract, joint venture, or some other type of arrangement. We believe we have structured our leases and subleases of our hotel properties to our TRS lessees so that the leases will be considered true leases for federal income tax purposes, but there can be no assurance that the IRS will agree with this characterization.

If Marriott or any future third-party hotel manager fails to qualify as an "eligible independent contractor," or if our hotels are not "qualified lodging facilities," we may fail to qualify as a REIT.

Rent paid by a lessee or sublessee that is a "related party tenant" of ours will not be qualifying income for purposes of the two gross income tests applicable to REITs. An exception is provided, however, for leases of "qualified lodging facilities" to a TRS so long as the hotels are managed by an "eligible independent contractor" and certain other requirements are satisfied. We lease or sublease our hotel properties to TRS lessees, and such TRS lessees have engaged Marriott as a third-party hotel manager. We believe Marriott and any other third-party hotel manager that our TRS lessees may engage in the future will qualify as "eligible independent contractors" for federal income tax purposes. Among other requirements, to qualify as an "eligible independent contractor," the third-party hotel manager must not own, directly or through its stockholders, more than 35% of our outstanding shares, and no person or group of persons can own more than 35% of our outstanding shares and the shares (or ownership interest) of the third-party hotel manager, taking into account certain ownership attribution rules. The ownership attribution rules that apply for purposes of these 35% thresholds are complex, and monitoring actual and constructive ownership of our shares by the third-party hotel manager and their owners may not be practical. Accordingly, there can be no assurance that these ownership limits will not be exceeded.

In addition, for a third-party hotel manager to qualify as an "eligible independent contractor," such company or a related person must be actively engaged in the trade or business of operating "qualified lodging facilities" (as defined below) for one or more persons not related to the REIT or its TRSs at each time that such company enters into a hotel management contract with a TRS lessee. We believe that Marriott operates "qualified lodging facilities" for certain persons who are not related to us or our TRSs, and Marriott has agreed in the hotel management agreements that it, or its affiliates, are eligible independent contractors and will maintain such status. However, no assurances can be provided that Marriott or any other hotel managers that we may engage in the future will in fact comply with this requirement. Failure to comply with this requirement would require us to find other third-party hotel managers for future contracts, and, if we hired a third-party hotel manager without knowledge of the failure, it could jeopardize our status as a REIT.

Finally, each property with respect to which our TRS lessees pay rent must be a "qualified lodging facility." A "qualified lodging facility" is a hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis, including customary amenities and facilities, provided that no wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. We believe that our current hotel properties are "qualified lodging facilities." Although we intend to monitor future acquisitions and improvements of properties, REIT provisions of the Code provide only limited guidance for making determinations under the requirements for "qualified lodging facilities," and there can be no assurance that these requirements will be satisfied.

Risks Relating to Our Capital Structure

Covenants in our current and future debt instruments may limit our ability to make required distributions to our stockholders in accordance with our announced intended dividend policy.

Our credit facility imposes, and future financing agreements are likely to impose, operating and financial restrictions on our activities, including restrictions on the payment of dividends. These restrictions may prevent us from making distributions to our stockholders in accordance with our announced intended dividend policy.

Our cash distributions are not guaranteed and may fluctuate.

A REIT generally is required to distribute at least 90% of its REIT taxable income to its stockholders. Generally, our board of directors, in its sole discretion, will determine on a quarterly basis whether to pay a cash dividend and the amount of cash to be distributed to our stockholders based on a number of factors including, but not limited to, our results of operations, cash flow and capital requirements, economic conditions, tax considerations, borrowing capacity and other factors, including debt covenant restrictions that may impose limitations on cash payments and plans for future acquisitions and divestitures. Our board of directors approved a dividend policy pursuant to which we will make minimum dividends of 100% of REIT taxable income annually, subject to the board of directors' future determinations as to the amount of any distributions and the timing thereof. The dividend policy may be altered at any time by our board of directors (as otherwise permitted by our credit agreement) and certain provisions of our agreements governing our other indebtedness may prohibit us from paying dividends in accordance with any policy we may adopt. Consequently, our distribution levels may be minimal and may fluctuate.

We have invested in, and in the future may invest in, joint ventures, certain minority equity interests, mortgage loans, or mezzanine debt over which we may not have significant control, to or for which we may owe significant funding or obligations and for which there is no readily available market, and these investments may not be profitable.

We may invest with third parties through partnerships, joint ventures or other entities, by acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. Further, we may invest in mortgage loans or mezzanine financing for a property, and any such investments may be second liens and lower in priority than any first lien lender. Any of the foregoing types of investments may not be liquid and we may have little or no rights, or ability, to exercise the direction or control of the respective enterprises. In connection with these investments, we may have obligations under certain guarantees related to such investments. The ultimate value of any debt investments, joint ventures or minority investments will be dependent upon the efforts of others over an extended period of time. The nature of our interests and the absence of a readily available market for those interests restrict our ability to dispose of them. Our lack of control over the management of any business in which we are a creditor, joint owner or minority investor and the lack of a readily available market to sell our interest in these businesses may cause us to recognize a loss on our investment in these businesses or to incur costs or liabilities that we do not control, but for which we may be required to contribute capital or satisfy financial commitments. These arrangements are subject to uncertainties and risks, including those related to credit risk, conflicting joint venture partner interests, including with respect to competition in other markets, and to our joint venture partners failing to meet their financial or other obligations.

Our substantial debt could reduce our cash flow and limit our business activities.

We currently have a significant amount of debt. At December 31, 2025, we had approximately $4.0 billion of total debt. We may incur additional debt in connection with acquisitions of properties or businesses, development, investment in new projects, renovations, or capital improvement.

Our substantial amount of debt could have important consequences. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions;

- require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to make distributions to our stockholders and to fund future capital expenditures, working capital and other general corporate requirements;

- limit our flexibility in planning for, or reacting to, changes in our business and the hospitality industry, which may place us at a competitive disadvantage compared with competitors that are less leveraged;

- limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity; and

- limit our ability to obtain additional financing for various projects, including possible expansions of our existing properties and acquisitions of additional properties.

In addition, the terms of our credit agreements allow, and instruments governing any new debt may allow, us to incur substantial amounts of additional debt subject to certain limitations. Any such additional debt could increase the risks associated with our substantial leverage. At the time any principal amount of our indebtedness is due, we may not have cash available to pay this amount, and we may not be able to refinance our indebtedness on favorable terms, or at all.

We could be required to refinance our debt before it matures and there is no assurance that we will be able to refinance our debt on acceptable terms.

Our ability to refinance each of our agreements governing our indebtedness on acceptable terms will be dependent upon a number of factors, including our degree of leverage, the value of our assets, borrowing restrictions which may be imposed by lenders and conditions in the credit markets at the time we refinance. Rising interest rates may make future refinancing more difficult to obtain on favorable terms. In addition, although we have previously been successful in negotiating amendments to our credit agreement, we may be unsuccessful in negotiating any further amendments or modifications to the agreements governing our indebtedness as we may deem necessary. To the extent we are unable to refinance our debt on acceptable terms, we may be forced to choose from a number of unfavorable options, including agreeing to otherwise unfavorable financing terms, selling one or more hotel properties at unattractive prices or on disadvantageous terms, or defaulting on mortgages and allowing our lenders to foreclose. Any one of these options could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

To service our debt and pay other obligations, we will require a significant amount of cash, which may not be available to us.

Our ability to make payments on, repay or refinance our debt, including our obligations under our senior notes and any future debt we may incur, and to fund planned capital expenditures will depend largely upon our future operating performance and our ability to generate cash from operations. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt and other obligations will depend on the satisfaction of the covenants and financial ratios in our senior credit facility and our other debt agreements, including other agreements we may enter into in the future. Our business may not generate sufficient cash flow from operations or we may not have future borrowings available to us under our credit facility or from other sources in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs.

The agreements governing our debt contain various covenants that may limit our ability to operate our business and impair our ability to make distributions to our stockholders.

Our existing financial agreements, including our revolving and term loan B credit facilities and the indentures governing our senior unsecured notes, impose, and future financing agreements are likely to impose, operating and financial restrictions on our activities, including our ability to make distributions to any stockholder. Our credit facility has required and in the future will require us to comply with or maintain certain financial tests and ratios, including minimum fixed charge coverage ratio, minimum implied debt service coverage ratio and maximum funded debt to asset value ratio, and we expect will require us to comply with these tests in the future. Our financial agreements may prohibit or limit our ability to, among other things, in certain circumstances:

- incur additional debt, issue guarantees of debt and issue preferred stock;

- create liens;

- sell assets;

- sell equity interests in our restricted subsidiaries;

- redeem and/or prepay certain debt;

- pay dividends on our stock to our stockholders or repurchase our stock or other equity interests;

- make certain investments;

- enter new lines of business;

- engage in consolidations, mergers and acquisitions;

- enter into transactions with affiliates; or

- agree to restrictions on our subsidiaries' ability to pay dividends and make other distributions to us.

If we fail to comply with these covenants, we would be in default under our credit facility and the indentures governing our senior unsecured notes, and the outstanding principal and accrued interest on such debt would become due and payable.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain applicable financial tests and ratios. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt, including, in the case of our existing credit facility, our subsidiaries that are the fee owners of Gaylord Opryland and Gaylord Texan, their respective direct and indirect parent entities, and the equity of Ryman Hotel Operations Holdco, LLC, a wholly-owned indirect subsidiary of the Company; and in the case of the OEG term loan, the OEG assets. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations. In addition, the limitations imposed by financing agreements on our ability to pay dividends, incur additional debt and to take other actions might significantly impair our ability to obtain other financing and to make distributions to our stockholders in accordance with any dividend policy.

Our indebtedness is secured by a substantial portion of our assets.

Subject to applicable laws and certain agreed-upon exceptions, our revolving credit facility and term loan B are secured by equity pledges of our subsidiaries that are the fee owners of Gaylord Opryland and Gaylord Texan, their respective direct and indirect parent entities, and the equity of Ryman Hotel Operations Holdco, LLC, a wholly-owned indirect subsidiary of the Company. The OEG term loan and OEG revolver are secured by substantially all of the assets of OEG Finance and each of its subsidiaries. In the event of a default under our credit facility, or if we experience insolvency, liquidation, dissolution or reorganization, the holders of our secured debt instruments would first be entitled to payment from their collateral security, and only then would holders of our unsecured debt be entitled to payment from our remaining assets.

We are a holding company and depend upon our subsidiaries' cash flow to meet our debt service obligations.

We are a holding company, and we conduct our operations through our subsidiaries, including our TRSs. As a result, our ability to meet our debt service obligations substantially depends upon our subsidiaries' cash flows and payments of funds to us by our subsidiaries as dividends, loans, advances, leases or other payments. The payment of dividends and/or making of loans, advances, leases or other payments by our subsidiaries will be subject to the approval of those subsidiaries' boards. Our subsidiaries' ability to pay such dividends and/or make such loans, advances, leases or other payments may also be restricted by, among other things, applicable laws and regulations, current and future debt agreements, and management agreements into which our subsidiaries may enter.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Certain of our indebtedness bears interest at variable interest rates that use Adjusted Term Secured Overnight Financing Rate ("SOFR"). SOFR is calculated based on short-term repurchase agreements, backed by U.S. Treasury securities, and Adjusted Term SOFR is a forward-looking term rate currently published by CME Group Benchmark Administration Limited. As a result of such variable interest rates, our interest expense may increase, our ability to refinance some or all of our existing indebtedness may be affected, and our available cash flow may be adversely affected.

Our organizational documents and Delaware law could make it difficult for a third party to acquire control of us.

Our Charter and our Second Amended and Restated Bylaws contain provisions that could delay, deter or prevent a change in control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. These provisions:

- impose restrictions on transfer and ownership of our common stock that are designed to assist us in maintaining our status as a REIT;

- authorize us to issue "blank check" preferred stock, which is preferred stock that can be created and issued by our board of directors, without stockholder approval, with rights senior to those of common stock;

- establish advance notice requirements for submitting nominations for election to our board of directors and for proposing matters that can be acted upon by stockholders at meetings;

- provide that special meetings of stockholders may be called only by our chairman or by a majority of the members of our board of directors;

- prohibit stockholder actions taken on written consent; and

- impose restrictions on ownership of common stock by certain persons (including non-United States persons) due to our ownership of a radio station.

We are subject to anti-takeover provisions under Delaware law, which could also delay or prevent a change of control. Together, our Charter, Second Amended and Restated Bylaws, and Delaware law may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for our common stock, and also could limit the price that investors are willing to pay in the future for shares of our common stock.

The ownership limitations in our Charter may restrict or prevent stockholders from engaging in certain transfers of our common stock.

To qualify and remain qualified as a REIT, no more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include various kinds of entities) during the last half of any taxable year. To assist us in qualifying as a REIT, our Charter contains a share ownership limit. Generally, any of our shares owned by affiliated owners will be added together for purposes of the share ownership limit. This share ownership limit provides that (subject to certain exceptions) no person may beneficially own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of our capital stock, or any class or series of our capital stock. If anyone transfers shares in a manner that would violate the share ownership limit or prevent us from qualifying as a REIT, those shares instead will be transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate the share ownership limit or we will consider the transfer to be null and void from the outset, and the intended transferee of those shares will be deemed never to have owned the shares.

Our Charter also prohibits the ownership of shares by any person or entity if such ownership would violate or otherwise be inconsistent with federal communications laws or regulations pertaining to the ownership of television or radio stations, cable television or other radio authorizations by (i) foreign persons or entities, (ii) persons or entities having interests in television or radio broadcast stations, newspapers or cable television systems, and (iii) entities seeking direct or indirect control of us without prior federal regulatory approval. In the event of a transfer that would result in a violation or inconsistency with federal communications laws or regulations, we may refuse to permit the transfer, suspend the rights of share ownership as necessary to prohibit the violation or inconsistency, or redeem the shares. Anyone who acquires shares in violation of the share ownership limit or the other restrictions on transfer in our Charter bears the risk of suffering a financial loss when the shares are redeemed or sold if the market price of our shares falls between the date of purchase and the date of redemption or sale. In addition, these ownership limitations may prevent an acquisition of control of us by a third party without the approval of our board of directors, even if our stockholders believe the change of control is in their interest.

The market price of our common stock may vary substantially based on changes in market interest rates and other factors.

The trading prices of equity securities issued by REITs have historically been affected, including in recent quarters, by changes in market interest rates and other factors. One of the factors that may influence the market price of our common stock is the annual yield from distributions on our common stock as compared to yields on other financial instruments. The U.S. has experienced, and may continue to experience, increases in market interest rates. Further increases in market interest rates, or a decrease in our distributions to stockholders, may lead prospective purchasers of our shares to demand a higher annual yield and choose other investments, which could reduce the market price of our common stock. Further, rising interest rates may reduce our available cash flow and diminish our ability to reinvest in our assets, which may harm our business.

Other factors that could affect the market price of our common stock include the following:

- actual or anticipated variations in our quarterly results of operations;
- changes in market valuations of companies in the hotel or real estate industries;
- changes in expectations of future financial performance or changes in estimates of security analysts;
- fluctuations in stock market prices and volumes;
- issuances of common stock or other securities in the future;
- disputes with our hotel managers;
- the addition or departure of key personnel;
- announcements by us or our competitors of acquisitions, investments or strategic alliances; and
- unforeseen events beyond our control, such as terrorist attacks, travel related health concerns including pandemics and epidemics, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents and unusual weather patterns, including natural disasters, such as hurricanes, earthquakes and tornadoes.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in Internal Control – Integrated Framework.

Based on management's assessment and those criteria, management believes that, as of December 31, 2025, the Company's internal control over financial reporting was effective.

On June 10, 2025, we acquired JW Marriott Desert Ridge. We are currently in the process of assessing JW Marriott Desert Ridge's internal control over financial reporting and integrating the entity's internal control over financial reporting with our existing internal control over financial reporting. As permitted by SEC regulations, we have excluded JW Marriott Desert Ridge from our assessment of internal control over financial reporting as of December 31, 2025 since we acquired the entity in June 2025. JW Marriott Desert Ridge constituted 14.5% and 3.6% of total assets and total revenues, respectively, as of and for the year ended December 31, 2025.

The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the Company's internal control over financial reporting, which is included herein.

RYMAN HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except per share data)

	December 31, 2025	December 31, 2024
ASSETS:		
Property and equipment, net.	$4,970,429	$4,124,382
Cash and cash equivalents - unrestricted	471,421	477,694
Cash and cash equivalents - restricted	28,759	98,534
Notes receivable, net	53,503	57,801
Trade receivables, net.	105,903	94,184
Deferred income tax assets, net	67,669	70,511
Prepaid expenses and other assets	196,798	178,091
Intangible assets and goodwill, net	286,701	116,376
Total assets	$6,181,183	$5,217,573
LIABILITIES AND EQUITY:		
Debt and finance lease obligations.	$3,976,913	$3,378,396
Accounts payable and accrued liabilities	517,708	466,571
Distributions payable	78,819	71,444
Deferred management rights proceeds.	162,901	164,658
Operating lease liabilities.	158,815	135,117
Other liabilities.	74,251	66,805
Total liabilities	4,969,407	4,282,991
Commitments and contingencies		
Noncontrolling interest in Opry Entertainment Group	422,691	381,945
Equity:		
Preferred stock, $.01 par value, 100,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.01 par value, 400,000 shares authorized, 63,006 and 59,903 shares issued and outstanding, respectively	630	599
Additional paid-in capital.	1,722,332	1,475,211
Treasury stock of 730 and 696 shares, at cost	(26,788)	(23,526)
Distributions in excess of retained earnings.	(933,250)	(888,132)
Accumulated other comprehensive loss.	(12,772)	(15,172)
Total stockholders' equity	750,152	548,980
Noncontrolling interests.	38,933	3,657
Total equity.	789,085	552,637
Total liabilities and equity	$6,181,183	$5,217,573

The accompanying notes are an integral part of these consolidated financial statements.

RYMAN HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2025, 2024 and 2023
(Amounts in thousands, except per share data)

	2025	2024	2023
Revenues:			
Rooms	$ 799,306	$ 744,587	$ 701,138
Food and beverage	993,954	940,827	831,796
Other hotel revenue	349,826	311,636	300,544
Entertainment	433,975	342,176	324,658
Total revenues	2,577,061	2,339,226	2,158,136
Operating expenses:			
Rooms	190,686	179,358	173,749
Food and beverage	561,980	516,309	465,963
Other hotel expenses	613,304	555,554	519,328
Management fees, net	75,082	73,531	66,425
Total hotel operating expenses	1,441,052	1,324,752	1,225,465
Entertainment	323,948	241,847	223,663
Corporate	42,771	41,819	42,789
Preopening costs	2,882	4,618	1,308
(Gain) loss on sale of assets	1,296	(270)	—
Depreciation and amortization	278,100	235,626	211,227
Total operating expenses	2,090,049	1,848,392	1,704,452
Operating income	487,012	490,834	453,684
Interest expense	(241,270)	(225,395)	(211,370)
Interest income	20,299	27,977	21,423
Loss on extinguishment of debt	(2,922)	(2,479)	(2,252)
Income (loss) from unconsolidated joint ventures	(10,025)	275	(17,308)
Other gains and (losses), net	1,540	2,814	3,921
Income before income taxes	254,634	294,026	248,098
(Provision) benefit for income taxes	(7,324)	(13,836)	93,702
Net income	247,310	280,190	341,800
Net income attributable to noncontrolling interest in Opry Entertainment Group	(4,919)	(6,760)	(28,465)
Net (income) loss attributable to other noncontrolling interests	1,034	(1,792)	(2,118)
Net income available to common stockholders	$ 243,425	$ 271,638	$ 311,217
Basic income per share available to common stockholders	$ 3.94	$ 4.54	$ 5.39
Diluted income per share available to common stockholders	$ 3.77	$ 4.38	$ 5.36

The accompanying notes are an integral part of these consolidated financial statements.

RYMAN HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2025, 2024 and 2023
(Amounts in thousands)

	2025	2024	2023
Net income	$247,310	$280,190	$341,800
Other comprehensive income (loss), before tax:			
Minimum pension liability:			
Gains arising during the period	2,228	4,538	4,428
Amount reclassified from accumulated other comprehensive loss	(725)	(553)	(308)
	1,503	3,985	4,120
Interest rate derivatives:			
Gains arising during period	1,130	1,940	670
Amount reclassified from accumulated other comprehensive loss	(32)	(1,003)	(12,177)
	1,098	937	(11,507)
Other-than-temporary impairment loss on held-to-maturity securities:			
Amount reclassified from accumulated other comprehensive loss	211	211	209
	211	211	209
Other comprehensive income (loss), before tax	2,812	5,133	(7,178)
Income tax provision related to items of comprehensive loss	(412)	(918)	(1,286)
Other comprehensive income (loss), net of tax	2,400	4,215	(8,464)
Comprehensive income	$249,710	$284,405	$333,336
Comprehensive income attributable to noncontrolling interest in Opry Entertainment Group	(5,241)	(6,899)	(28,560)
Comprehensive (income) loss attributable to other noncontrolling interests	1,019	(1,820)	(2,062)
Comprehensive income available to common stockholders	$245,488	$275,686	$302,714

The accompanying notes are an integral part of these consolidated financial statements.

RYMAN HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025, 2024 and 2023
(Amounts in thousands)

	2025	2024	2023
Cash Flows from Operating Activities:			
Net income	$ 247,310	$ 280,190	$ 341,800
Amounts to reconcile net income to net cash flows provided by operating activities:			
Provision (benefit) for deferred income taxes	2,430	10,196	(95,825)
Depreciation and amortization	278,100	235,626	211,227
Amortization of deferred financing costs	11,926	10,655	10,663
(Income) loss from unconsolidated joint ventures	10,025	(275)	17,308
Equity-based compensation expense	14,061	13,891	15,421
Changes in:			
Trade receivables	2,162	15,845	21,550
Accounts payable and accrued liabilities	12,292	13,860	41,520
Other assets and liabilities	12,323	(3,482)	(6,608)
Net cash flows provided by operating activities	590,629	576,506	557,056
Cash Flows from Investing Activities:			
Purchases of property and equipment	(358,235)	(407,905)	(206,776)
Collection of notes receivable	4,385	4,060	5,903
Purchase of JW Marriott Hill Country, net of cash acquired	—	—	(791,466)
Purchase of JW Marriott Desert Ridge, net of cash acquired	(861,958)	—	—
Investment in Circle	—	—	(10,500)
Other investing activities, net	(18,164)	(6,557)	(9,977)
Net cash flows used in investing activities	(1,233,972)	(410,402)	(1,012,816)
Cash Flows from Financing Activities:			
Borrowings under term loan B	—	18,861	500,000
Repayments under term loan B	(2,935)	(222,320)	(378,750)
Borrowings under OEG revolving credit facility	5,000	54,000	5,000
Repayments under OEG revolving credit facility	(26,000)	(38,000)	—
Borrowings under OEG term loan	128,128	299,250	—
Repayments under OEG term loan	(3,980)	(297,000)	(3,000)
Repayments under Block 21 CMBS loan	(128,967)	(2,904)	(2,765)
Repayments under Gaylord Rockies term loan	—	(800,000)	—
Issuance of senior notes	625,000	1,000,000	400,000
Deferred financing costs paid	(13,081)	(23,709)	(23,400)
Issuance of common stock, net	275,532	—	395,444
Payment of distributions	(285,576)	(266,114)	(176,001)
Payment of tax withholdings for equity-based compensation	(5,537)	(12,300)	(4,386)
Other financing activities, net	(289)	(81)	(271)
Net cash flows provided by (used in) financing activities	567,295	(290,317)	711,871
Net change in cash, cash equivalents, and restricted cash	(76,048)	(124,213)	256,111
Cash, cash equivalents, and restricted cash, beginning of year	576,228	700,441	444,330
Cash, cash equivalents, and restricted cash, end of year	$ 500,180	$ 576,228	$ 700,441
Reconciliation of cash, cash equivalents, and restricted cash to balance sheet:			
Cash and cash equivalents - unrestricted	$ 471,421	$ 477,694	$ 591,833
Cash and cash equivalents - restricted	28,759	98,534	108,608
Cash, cash equivalents, and restricted cash, end of year	$ 500,180	$ 576,228	$ 700,441

The accompanying notes are an integral part of these consolidated financial statements.

RYMAN HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY AND NONCONTROLLING INTEREST
For the Years Ended December 31, 2025, 2024 and 2023
(Amounts in thousands)

	Common Stock	Additional Paid-in Capital	Treasury Stock	Distributions in Excess of Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity	Noncontrolling Interests	Total Equity	Noncontrolling Interest in OEG
BALANCE, December 31, 2022	$552	$1,102,733	$(18,467)	$(978,619)	$(10,923)	$ 95,276	$ 625	$ 95,901	$311,857
Net income	—	—	—	311,217	—	311,217	2,118	313,335	28,465
Other comprehensive loss, net of income taxes	—	—	—	—	(8,464)	(8,464)	—	(8,464)	—
Adjustment of noncontrolling interest in consolidated joint venture to redemption value	—	(4,804)	—	—	—	(4,804)	—	(4,804)	4,804
Reallocation of noncontrolling interest in Operating Partnership	—	(2,401)	—	—	—	(2,401)	2,401	—	—
Issuance of common stock	44	395,400	—	—	—	395,444	—	395,444	—
Dividends and distributions declared ($3.85 per share/unit)	—	606	(2,041)	(226,857)	—	(228,292)	(1,520)	(229,812)	—
Restricted stock units and stock options surrendered	1	(4,245)	—	—	—	(4,244)	—	(4,244)	—
Equity-based compensation expense	—	15,421	—	—	—	15,421	—	15,421	—
BALANCE, December 31, 2023	$597	$1,502,710	$(20,508)	$(894,259)	$(19,387)	$ 569,153	$ 3,624	$ 572,777	$345,126
Net income	—	—	—	271,638	—	271,638	1,792	273,430	6,760
Other comprehensive income, net of income taxes	—	—	—	—	4,215	4,215	—	4,215	—
Adjustment of noncontrolling interest in consolidated joint venture to redemption value	—	(30,059)	—	—	—	(30,059)	—	(30,059)	30,059
Dividends and distributions declared ($4.45 per share/unit)	—	662	(3,018)	(265,511)	—	(267,867)	(1,759)	(269,626)	—
Restricted stock units and stock options surrendered	2	(11,993)	—	—	—	(11,991)	—	(11,991)	—
Equity-based compensation expense	—	13,891	—	—	—	13,891	—	13,891	—
BALANCE, December 31, 2024	$599	$1,475,211	$(23,526)	$(888,132)	$(15,172)	$ 548,980	$ 3,657	$ 552,637	$381,945
Net income (loss)	—	—	—	243,425	—	243,425	(1,034)	242,391	4,919
Other comprehensive income, net of income taxes	—	—	—	—	2,400	2,400	—	2,400	—
Purchase of interest in consolidated joint venture	—	—	—	—	—	—	36,520	36,520	—
Adjustment of noncontrolling interest in consolidated joint venture to redemption value	—	(35,827)	—	—	—	(35,827)	—	(35,827)	35,827
Reallocation of noncontrolling interest in Operating Partnership	—	(1,627)	—	—	—	(1,627)	1,627	—	—
Issuance of common stock, net	30	275,502	—	—	—	275,532	—	275,532	—
Dividends and distributions declared ($4.65 per share/unit)	—	693	(3,262)	(288,543)	—	(291,112)	(1,837)	(292,949)	—
Restricted stock units and stock options surrendered	1	(5,681)	—	—	—	(5,680)	—	(5,680)	—
Equity-based compensation expense	—	14,061	—	—	—	14,061	—	14,061	—
BALANCE, December 31, 2025	$630	$1,722,332	$(26,788)	$(933,250)	$(12,772)	$ 750,152	$38,933	$ 789,085	$422,691

The accompanying notes are an integral part of these consolidated financial statements.

RYMAN HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of the Business and Summary of Significant Accounting Policies

For financial statement presentation and reporting purposes, the Company is the successor to Gaylord Entertainment Company, a Delaware corporation ("Gaylord"). As part of the plan to restructure the business operations of Gaylord to facilitate its qualification as a real estate investment trust ("REIT") for federal income tax purposes, Gaylord merged with and into its wholly-owned subsidiary, Ryman Hospitality Properties, Inc., a Delaware corporation ("Ryman"), on October 1, 2012, with Ryman as the surviving corporation (the "Merger"). At the effective time of the Merger, Ryman succeeded to and began conducting, directly or indirectly, all of the business conducted by Gaylord immediately prior to the Merger. The "Company" refers to Ryman and its subsidiaries and to Gaylord.

On January 1, 2013, the Company began operating as a REIT for federal income tax purposes, specializing in group-oriented, destination hotel assets in urban and resort markets. The Company's owned assets include a network of upscale, meetings-focused resorts that are managed by Marriott International, Inc. ("Marriott") under the Gaylord Hotels and JW Marriott brands. The five Gaylord Hotels resorts, which the Company refers to as the Gaylord Hotels properties, consist of the Gaylord Opryland Resort & Convention Center in Nashville, Tennessee ("Gaylord Opryland"), the Gaylord Palms Resort & Convention Center near Orlando, Florida ("Gaylord Palms"), the Gaylord Texan Resort & Convention Center near Dallas, Texas ("Gaylord Texan"), the Gaylord National Resort & Convention Center near Washington D.C. ("Gaylord National"), and the Gaylord Rockies Resort & Convention Center near Denver, Colorado ("Gaylord Rockies"). The two JW Marriott resorts, which the Company refers to as the JW Marriott properties, consist of the JW Marriott San Antonio Hill Country Resort & Spa ("JW Marriott Hill Country") (effective June 30, 2023) and the JW Marriott Phoenix Desert Ridge Resort & Spa ("JW Marriott Desert Ridge") (effective June 10, 2025). The Company's other owned hotel assets managed by Marriott include the Inn at Opryland, an overflow hotel adjacent to Gaylord Opryland, and the AC Hotel at National Harbor, Washington D.C. ("AC Hotel"), an overflow hotel adjacent to Gaylord National.

The Company also owns an approximate 70% controlling equity interest in OEG Attractions Holdings, LLC, a business comprised of a number of entertainment and media assets, known as the Opry Entertainment Group ("OEG"), which the Company reports as its Entertainment segment. These assets include the Grand Ole Opry, the legendary weekly showcase of country music's finest performers; the Ryman Auditorium, the storied live music venue and former home of the Grand Ole Opry; WSM-AM, the Opry's radio home; Ole Red, a brand of Blake Shelton-themed bar, music venue and event spaces; Category 10, a brand of Luke Combs-themed bar, music venue and event spaces that opened in Nashville, Tennessee in November 2024, with additional locations expected to open in Las Vegas, Nevada in late 2026 and at Universal Orlando Resort's CityWalk in late 2027; Block 21, a mixed-use entertainment, lodging, office, and retail complex located in Austin, Texas ("Block 21"); and as of January 3, 2025, a majority and controlling equity interest in Southern Entertainment, a Charlotte, North Carolina-based national music festival and events production company. In addition, in January 2026, OEG began managing the Ascend Amphitheater in downtown Nashville, Tennessee; and we expect OEG to begin managing the CCNB Amphitheatre outside of Greenville, South Carolina in February 2026.

The Company conducts its business through an umbrella partnership REIT, in which all of its assets are held by, and all of its operations are conducted through, RHP Hotel Properties, LP, a subsidiary operating partnership (the "Operating Partnership"). Ryman and the non-controlling operating partnership unit holders discussed in "Income Per Share" in this Note 1 are the sole limited partners of the Operating Partnership, and Ryman currently owns, either directly or indirectly, 99.4% of the partnership units of the Operating Partnership. RHP Finance Corporation, a Delaware corporation ("Finco"), was formed as a wholly-owned subsidiary of the Operating Partnership for the sole purpose of being an issuer of debt securities with the Operating Partnership. Neither Ryman nor Finco has any material assets, other than Ryman's investment in the Operating Partnership and its consolidated subsidiaries. Neither the Operating Partnership nor Finco has any business, operations, financial results or other material information, other than the business, operations, financial results and other material information described in this annual report and Ryman's other reports, documents or other information filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

The Company principally operates, through its subsidiaries and its property managers, as applicable, in the following business segments: Hospitality; Entertainment; and Corporate and Other. The Company's fiscal year ends on December 31 for all periods presented.

Business Segments

Hospitality

The Hospitality segment includes the Gaylord Hotels properties, the JW Marriott properties (including, effective June 10, 2025, JW Marriott Desert Ridge and effective June 30, 2023, JW Marriott Hill Country), the Inn at Opryland and the AC Hotel, each of which is managed by Marriott pursuant to a management agreement for each hotel.

Entertainment

The Entertainment segment includes the OEG business, specifically the Grand Ole Opry, the Ryman Auditorium, WSM-AM, Ole Red, Category 10, Block 21, and Southern Entertainment, among various other assets. Marriott manages the day-to-day operations of the General Jackson Showboat and the W Austin hotel, which is part of the Block 21 complex, pursuant to management agreements.

Corporate and Other

The Corporate and Other segment includes operating and general and administrative expenses related to the overall management of the Company which are not allocated to the other reportable segments, including certain costs for the Company's retirement plans, equity-based compensation plans, information technology, human resources, accounting, and other administrative expenses.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's investments in non-controlled entities in which it has the ability to exercise significant influence over operating and financial policies are accounted for by the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company analyzes its variable interests, including loans, guarantees, management agreements, leasing arrangements and equity investments, to determine if an entity in which it has a variable interest is a variable interest entity ("VIE"). This analysis primarily includes a qualitative review, which is based on a review of the design of the entity, its organizational structure, including decision-making ability, and relevant financial agreements. This analysis is also used to determine if the Company must consolidate the VIE as the primary beneficiary.

OEG Investor

The Company owns an approximate 70% controlling equity interest in OEG and continues to consolidate the assets, liabilities and results of operations of OEG in the accompanying consolidated financial statements. The portion of OEG that the Company does not own is recorded as noncontrolling interest in OEG, which is classified as mezzanine equity in the accompanying consolidated balance sheets, and any adjustment necessary to reflect the noncontrolling interest at its redemption value is shown in the accompanying consolidated statements of equity and noncontrolling interest.

An affiliate of Atairos Group, Inc. (the "OEG Investor") owns an approximate 30% equity interest in OEG.

IPO Request Put Right. If OEG has not completed a Qualified IPO (as defined in the Second Amended and Restated Limited Liability Company Agreement for OEG (the "OEG LLC Agreement")) prior to June 16, 2026 (the fourth anniversary of the OEG Investor's original investment in OEG (the "Fourth Anniversary")), the OEG Investor may request that OEG undertake a Qualified IPO. If the Company, through its subsidiary RHP Hotels, LLC (the "Ryman Member"), declines to undertake such Qualified IPO, the OEG Investor may cause the Ryman Member to acquire all of the OEG Investor's interest in OEG at a price equal to 1.5 times the OEG Investor's equity investment (the "IPO Request Put Price").

Seven-Year Put Right. If OEG has not completed a Qualified IPO, Sale of OEG or a Qualified Spinoff (each as defined in the OEG LLC Agreement) prior to June 16, 2029 (the seventh anniversary of the OEG Investor's original investment in OEG (the "Seventh Anniversary")), the OEG Investor may cause the Ryman Member to acquire all of the OEG Investor's interest in OEG at a price equal to the fair value of the OEG Investor's equity interest (the "Seven-Year Put Price").

The IPO Request Put Price and the Seven-Year Put Price may each be settled in either cash or Company stock, at the Company's option.

IPO Payment. Upon a Qualified IPO that occurs on or before the Seventh Anniversary, the OEG Investor will be entitled to an IPO Payment if the Post IPO Investor Stake Value (as defined in OEG LLC Agreement) measured on the 120th trading day post-IPO does not equal or exceed the Minimum Investor Stake Value (as defined in the OEG LLC Agreement). If the IPO occurs after the Fourth Anniversary, the IPO Payment will be capped at 50% of the OEG Investor's investment in OEG (the ''Payment Cap''). Any IPO Payment may be satisfied in either cash, OEG equity owned by the Ryman Member, or Company stock, at the Company's option.

Sale Payment. Upon a sale of OEG (but excluding a Qualified Spinoff) that occurs on or before the Seventh Anniversary, the OEG Investor will be entitled to a Sale Payment if the value of the OEG Investor's retained invested equity (implied by the sale) does not equal or exceed the Minimum Investor Sale Value (as defined in the OEG LLC Agreement). If a sale of OEG occurs after the Fifth Anniversary, any Sale Payment will be capped at the Payment Cap. Any Sale Payment may be satisfied in either cash, a preferential cash distribution, additional consideration in the Sale of OEG or Company stock at the Company's option.

The above descriptions related to the OEG LLC Agreement do not purport to be complete and are qualified in their entirety by reference to the OEG LLC Agreement filed as Exhibit 10.9 to our Annual Report on Form 10-K and incorporated herein by reference.

JW Marriott Hill Country Transaction

On June 30, 2023, the Company purchased JW Marriott Hill Country for approximately $800 million. Located amid approximately 600 acres in the Texas Hill Country region outside of San Antonio, JW Marriott Hill Country, which opened in 2010, is a premier group-oriented resort with 1,002 rooms and 268,000 total square feet of indoor and outdoor meeting and event space. The resort's amenities include a spa, several food and beverage outlets, a water experience, and TPC San Antonio, which features two 18-hole golf courses. The Company funded the purchase price with approximately $395 million in net proceeds of an underwritten registered public offering of approximately 4.4 million shares of the Company's common stock (see Note 9, ''Equity''), approximately $393 million in net proceeds of a private placement of $400 million aggregate principal amount of 7.25% senior notes due 2028 (see Note 4, ''Debt'') and cash on hand. JW Marriott Hill Country assets and operations are reflected in the Company's Hospitality segment beginning June 30, 2023.

The Company performed a valuation of the fair value of the acquired assets and liabilities assumed as of June 30, 2023. The valuations of the various components of property and equipment were determined principally based on the cost approach, which uses assumptions regarding replacement values from established indices. The valuation of intangible assets was based on various methods to evaluate the values of advanced bookings previously received for the hotel and the values of golf memberships and water rights for the golf course. The Company considers each of these estimates as Level 3 fair value measurements.

The Company determined that the acquisition represents an asset acquisition and has capitalized transaction costs and allocated the purchase price to the relative fair values of assets acquired and liabilities assumed, adjusted for working capital adjustments as set forth in the purchase agreement and transaction costs, as follows (amounts in thousands):

Property and equipment	$772,821
Cash and cash equivalents - unrestricted	12,690
Cash and cash equivalents - restricted	5,477
Trade receivables	14,743
Prepaid expenses and other assets	3,953
Intangible assets	25,097
Total assets acquired	834,781
Accounts payable and accrued liabilities	(25,148)
Total liabilities assumed	(25,148)
Net assets acquired	$809,633

JW Marriott Desert Ridge Transaction

On June 10, 2025, the Company purchased JW Marriott Desert Ridge for approximately $865 million. Situated on approximately 402 acres on Arizona's Sonoran Desert, JW Marriott Desert Ridge is a premier group-oriented resort with 950 rooms and approximately 243,000 total square feet of indoor and outdoor meeting and event space. The resort's amenities include a 28,000 square-foot spa, seven food and beverage outlets, a 140,000 square-foot water experience, and two 18-hole golf courses. The Company funded the purchase price with a portion of the approximately $275.5 million in net proceeds of an underwritten registered public offering of approximately 3.0 million shares of the Company's common stock (see Note 9, "Equity") and approximately $614 million in net proceeds of a private placement of $625 million aggregate principal amount of 6.50% senior notes due 2033 (see Note 4, "Debt"). JW Marriott Desert Ridge assets and operations are reflected in the Company's Hospitality segment beginning June 10, 2025.

The Company performed a valuation of the fair value of the acquired assets and liabilities assumed as of June 10, 2025. The valuations of the various components of property and equipment were determined principally based on the cost approach, which uses assumptions regarding replacement values from established indices. The valuation of intangible assets was based on various methods to evaluate the value of a below market ground lease and the values of advanced bookings previously received for the hotel. The Company considers each of these estimates as Level 3 fair value measurements.

The Company determined that the acquisition represents an asset acquisition and has capitalized transaction costs and allocated the purchase price to the relative fair values of assets acquired and liabilities assumed, adjusted for working capital adjustments as set forth in the purchase agreement and transaction costs, as follows (amounts in thousands):

Property and equipment	$747,377
Cash and cash equivalents - unrestricted	5,891
Cash and cash equivalents - restricted	1,661
Trade receivables	14,426
Prepaid expenses and other assets	3,547
Intangible assets	114,875
Total assets acquired	887,777
Accounts payable and accrued liabilities	(18,267)
Total liabilities assumed	(18,267)
Net assets acquired	$869,510

Property and Equipment

Property and equipment are stated at cost or initially at estimated fair value if recorded in connection with purchase accounting. Improvements and significant renovations that extend the lives of existing assets are capitalized. Interest on funds borrowed to finance the construction of major capital additions is included in the cost of the applicable capital addition. Maintenance and repairs are charged to expense as incurred. Property and equipment are generally depreciated using the straight-line method over the following estimated useful lives:

Buildings	40 years
Land improvements	20 years
Furniture, fixtures and equipment	5-8 years
Leasehold improvements	The shorter of the lease term or useful life

Cash and Cash Equivalents — Unrestricted

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains cash and cash equivalents balances in excess of insured limits with various financial institutions.

Cash and Cash Equivalents — Restricted

Restricted cash and cash equivalents primarily represent funds held by our property manager for furniture, fixtures and equipment reserves.

In addition, based on its former loan agreement, Block 21 was required to maintain a restricted cash balance related to debt service, property tax, insurance and other payments. Such cash amounts are also included in restricted cash for 2024, but were released upon defeasance of the loan in 2025.

Supplemental Cash Flow Information

Cash paid for interest, net considering amounts from interest rate swaps, for the years ended December 31 was comprised of (amounts in thousands):

	2025	2024	2023
Debt interest paid.	$230,058	$210,650	$183,479
Capitalized interest	(4,571)	(7,560)	(2,483)
Cash paid for interest, net of capitalized interest	$225,487	$203,090	$180,996

Accounts Receivable

The Company's accounts receivable are primarily generated by meetings and convention attendees' room nights and food and beverage. Receivables arising from these sales are not collateralized. Credit risk associated with the accounts receivable is minimized due to the large and diverse nature of the customer base.

Credit Loss Reserves on Receivables

The Company provides for credit loss reserves based upon a percentage of accounts receivable that considers historical write-offs, current economic conditions, and management's expectations about future economic conditions, as well as periodic evaluations of the aging of accounts receivable.

The Company provides credit loss reserves for the Gaylord National bonds by comparing the amortized cost basis to their present value. If the amortized cost basis exceeds the present value, an expected credit loss exists and the allowance for credit losses is measured as the difference between the bonds' amortized cost basis and present value, which is estimated using discounted cash flow analyses that utilize comprehensive cash flow projections over the contractual life of the bonds, as well as observable market data to the extent available. The Company considers each of these estimates as Level 3 fair value measurements.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets at December 31 consist of (amounts in thousands):

	2025	2024
Prepaid expenses	$ 33,824	$ 26,872
Supplemental deferred compensation plan assets	45,034	37,440
Tax rebate receivables	31,678	34,780
Inventories	16,936	16,134
Right-of-use assets for operating leases.	41,361	22,079
Deferred financing costs on revolving credit facilities	5,359	6,162
Derivative assets	713	—
Other	21,893	34,624
Total prepaid expenses and other assets.	$196,798	$178,091

Prepaid expenses consist of prepayments for property taxes, insurance and other contracts that will be expensed during the subsequent year. Inventories consist primarily of food and beverage inventory for resale and retail inventory sold in the Entertainment segment. Inventory is carried at the lower of cost or net realizable value. Cost is computed on an average cost basis. Other assets include capitalized software costs, non-trade receivables, and investments in joint ventures, among others.

Gaylord Rockies is party to an incentive agreement with the local government that provides that Gaylord Rockies is entitled to receive monthly rebates of certain city and state taxes, including property, sales and lodging taxes. The term of the rebate agreement varies by type of tax but ranges from 25-33 years from commencement of the construction of Gaylord Rockies. Gaylord Rockies earned $50.6 million, $52.2 million and $52.8 million in rebates in 2025, 2024 and 2023, respectively, which are generally recorded as a reduction in other hotel expenses in the accompanying consolidated statements of operations.

Intangible Assets and Goodwill

In connection with the Company's purchase price allocations related to its various acquisitions, the Company has acquired certain definite-lived intangibles, which include the original estimated fair value of advanced bookings at its acquired hotel properties, the original estimated fair value of a below market ground lease at JW Marriott Desert Ridge, the estimated fair value of various trademarks, and, in the case of the Gaylord Rockies acquisition, the original estimated fair value related to the Gaylord Hotels trade name, which Marriott owns. The advanced bookings assets are amortized on a straight-line basis over a period corresponding with the period in which the advanced bookings relate, the below market ground lease is amortized on a straight-line basis over the term of the related lease, the various trademarks are generally amortized on a straight-line basis over a period of fifteen years, and the value in the trade name is being amortized on a straight-line basis over 30 years, which is the period of the Marriott management agreement.

The gross carrying amount of intangible assets and goodwill at December 31, 2025 and 2024 was $334.9 million and $274.9 million, respectively. Accumulated amortization of intangible assets at December 31, 2025 and 2024 was $48.2 million and $158.5 million, respectively. Amortization expense related to intangible assets during 2025, 2024 and 2023 was $15.4 million, $7.8 million and $6.8 million, respectively.

The estimated amounts of amortization expense for the next five years are as follows (amounts in thousands):

2026	$18,205
2027	15,699
2028	9,987
2029	9,987
2030	9,747
	$63,625

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at December 31 consist of (amounts in thousands):

	2025	2024
Trade accounts payable	$ 43,408	$ 58,366
Property and other taxes payable	99,374	91,941
Deferred revenues	220,604	173,029
Accrued salaries and benefits	51,519	45,780
Interest payable	49,573	48,415
Other accrued liabilities	53,230	49,040
Total accounts payable and accrued liabilities	$517,708	$466,571

Deferred revenues consist primarily of deposits on advance bookings of hotel rooms and advance ticket sales at the Company's entertainment properties, as well as uncollected attrition and cancellation fees. Other accrued liabilities include accruals for, among others, purchasing, meeting planner commissions and utilities.

Income Taxes

The Company establishes deferred tax assets and liabilities based on the difference between the financial statement and income tax carrying amounts of assets and liabilities using existing tax laws and tax rates. The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return, if any. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. See Note 10, "Income Taxes," for more detail on the Company's income taxes.

The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income in the period that includes the enactment date of the rate change. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered all available positive and negative evidence in assessing the need for a valuation allowance.

Deferred Management Rights Proceeds

The Company has deferred and amortizes the proceeds received from Marriott that were allocated to the sale of the management rights, as discussed further in Note 5, "Deferred Management Rights Proceeds," on a straight-line basis over the term of the hotel management agreements, including extensions, as a reduction in management fee expense in the accompanying consolidated statements of operations.

Other Liabilities

Other liabilities at December 31 consist of (amounts in thousands):

	2025	2024
Pension and postretirement benefits liability	$11,160	$12,649
Deferred compensation liability	45,034	37,440
Derivative liabilities	—	386
Other	18,057	16,330
Total other liabilities	$74,251	$66,805

Deferred Financing Costs

Deferred financing costs ("DFCs") consist of loan fees and other costs of financing that are amortized over the term of the related financing agreements, using the effective interest method, and are generally presented as a reduction of the related debt liability. DFCs on the Company's revolving credit facility and the OEG revolving credit facility are included in prepaid expenses and other assets when the related revolving credit facility has no outstanding balance. During 2025, 2024 and 2023, DFCs of $11.9 million, $10.7 million and $10.7 million, respectively, were amortized to interest expense in the accompanying consolidated statements of operations.

Noncontrolling Interest in Opry Entertainment Group

Noncontrolling interest in OEG represents the minority investor's proportionate share of the assets and liabilities of OEG, adjusted for changes in the redemption value of the related put rights. The noncontrolling interest is classified in the mezzanine section of the consolidated balance sheets as the related redemption options do not meet the requirements for permanent equity classification because these redemption options may be redeemed by the holder as described above in "OEG Investor."

The initial value of the noncontrolling interest in OEG, which included certain put rights, was estimated based on the purchase price received from the OEG Investor. In general, the carrying value will be based on the greater of the accumulated historical cost or the put right redemption value, and at December 31, 2025, approximates the fair value of the noncontrolling interest. An adjustment is also made for the OEG Investor's proportionate share of income or loss in the accompanying consolidated statements of operations.

Noncontrolling Interests

OP Units

Certain former owners of interests in the previous Gaylord Rockies joint venture received units of the Operating Partnership ("OP Units") in exchange for their interests. Such OP Units have economic terms that are substantially similar to shares of the Company's common stock and are redeemable at the option of the holders thereof.

The noncontrolling interest in the Operating Partnership represents the limited partners' proportionate share of the equity of the Operating Partnership. The noncontrolling interest is classified in the equity section of the consolidated balance sheets, separately from stockholders' equity, as the related redemption options are redeemable for cash, or if the Company so elects, in unregistered shares of the Company's common stock on a one-for-one basis, subject to certain adjustments. An adjustment is made for the limited partners' proportionate share of income or loss in the accompanying consolidated statements of operations. At December 31, 2025, 0.4 million outstanding OP Units, or 0.6% of the outstanding OP Units, were held by the noncontrolling limited partners and are included as a component of equity in the accompanying consolidated balance sheets. The Company owns, directly or indirectly, the remaining 99.4% of the outstanding OP Units.

Southern Entertainment

The Company purchased a majority and controlling equity interest in Southern Entertainment in January 2025. The noncontrolling interest in Southern Entertainment represents the previous owners' proportionate share of the assets and liabilities of Southern Entertainment, adjusted for the previous owners' proportionate share of income or loss in the accompanying consolidated statement of operations.

Revenue Recognition

Revenues from occupied hotel rooms are recognized over time as the daily hotel stay is provided to hotel groups and guests. Revenues from concessions, food and beverage sales and group meeting services are recognized over the period or at the point in time those goods or services are delivered to the hotel group or guest. Revenues from ancillary services at the Company's hotels, such as spa, parking, and transportation services, are generally recognized at the time the goods or services are provided. Cancellation fees and attrition fees, which are charged to groups when they do not fulfill the minimum number of room nights or minimum food and beverage spending requirements originally contracted for, are generally recognized as revenue in the period the Company determines it is probable that a significant reversal in the amount of revenue recognized will not occur, which is typically the period these fees are collected. The Company generally recognizes revenues from the Entertainment segment at the point in time that services are provided or goods are delivered or shipped to the customer, as applicable. Cash received from advanced ticket sales is deferred and recognized as revenue at the time of the event. Entertainment segment revenues from licenses of content are recognized at the point in time the content is delivered to the licensee and the licensee can use and benefit from the content. The Company is required to collect certain taxes from customers on behalf of government agencies and remit these to the applicable governmental entity on a periodic basis. These taxes are collected from customers at the time of purchase but are not included in revenue. The Company records a liability upon collection from the customer and relieves the liability when payments are remitted to the applicable governmental agency.

The Company's revenues disaggregated by major source are as follows (in thousands):

	2025	2024	2023
Hotel group rooms	$ 538,519	$ 509,014	$ 462,674
Hotel transient rooms	260,787	235,573	238,464
Hotel food and beverage - banquets	680,304	666,525	569,803
Hotel food and beverage - outlets	313,650	274,302	261,993
Hotel other	349,826	311,636	300,544
Entertainment admissions/ticketing	168,143	126,897	124,647
Entertainment food and beverage	152,461	125,862	107,335
Entertainment retail and other	113,371	89,417	92,676
Total revenues	$2,577,061	$2,339,226	$2,158,136

The Company's Hospitality segment revenues disaggregated by location are as follows (in thousands):

	2025	2024	2023
Gaylord Opryland	$ 484,104	$ 495,552	$ 474,884
Gaylord Palms	316,498	302,371	309,616
Gaylord Texan	349,264	351,151	358,399
Gaylord National	336,257	311,330	307,139
Gaylord Rockies	313,233	290,141	266,737
JW Marriott Hill Country	227,182	220,524	92,813
JW Marriott Desert Ridge	91,583	—	—
AC Hotel	11,492	12,647	11,997
Inn at Opryland and other	13,473	13,334	11,893
Total Hospitality segment revenues	$2,143,086	$1,997,050	$1,833,478

The majority of the Company's Entertainment segment revenues are concentrated in Nashville, Tennessee; Las Vegas, Nevada; and Austin, Texas.

The Company records deferred revenues when cash payments are received in advance of its performance obligations, primarily related to advanced deposits on hotel rooms in its Hospitality segment and advanced ticketing in its OEG venues. At December 31, 2025 and 2024, the Company had $220.6 million and $173.0 million, respectively, in deferred revenues, which are included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets. Of the amount outstanding at December 31, 2024, approximately $134.6 million was recognized in revenues during 2025.

Management Fees

The Company pays Marriott a base management fee based on the gross revenues from the applicable property for each fiscal year or portion thereof. The applicable percentage for the Gaylord Hotels properties, excluding Gaylord Rockies, is approximately 2% of gross revenues, Gaylord Rockies and JW Marriott Desert Ridge are approximately 3% of revenues, and JW Marriott Hill Country is approximately 3.5% of gross revenues. Additionally, the Company pays Marriott an incentive management fee based on the profitability of the properties. The Company incurred $52.4 million, $48.0 million and $42.8 million in base management fees to Marriott during 2025, 2024 and 2023, respectively. The Company incurred $27.4 million, $30.0 million and $28.5 million in incentive fees to Marriott during 2025, 2024 and 2023, respectively. Management fees are presented in the consolidated statements of operations net of the amortization of the deferred management rights proceeds discussed further in Note 5, "Deferred Management Rights Proceeds."

Advertising Costs

Advertising costs are expensed as incurred and were $78.5 million, $71.4 million, and $65.0 million for 2025, 2024 and 2023, respectively.

Equity-Based Compensation

The Company has equity-based employee compensation plans, which are described more fully in Note 7, "Stock Plans." The Company accounts for its equity-based compensation plan under the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 718, "*Compensation – Stock Compensation*."

Preopening Costs

The Company expenses the costs associated with start-up activities and organization costs associated with its development or reopening of hotels and significant attractions as incurred. The Company's preopening costs during 2025 include costs associated with Category 10 Las Vegas, which is expected to open in late 2026. The Company's preopening costs during 2024 include costs associated with Category 10 Nashville, which opened in November 2024 and Ole Red Las Vegas, which opened in January 2024. The Company's preopening costs during 2023 include costs associated with Ole Red Las Vegas.

Derivative Financial Instruments

The Company has entered into and may in the future enter into additional interest rate swap agreements to hedge against interest rate fluctuations. The Company does not use derivatives for trading or speculative purposes and currently does not hold any derivatives that are not designated as hedges.

For derivatives designated as and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative resulting from recording each instrument at estimated fair value is recorded in accumulated other comprehensive loss and subsequently reclassified to interest expense in the same period during which the hedged transaction affects earnings. These amounts reported in accumulated other comprehensive loss will be reclassified to interest expense as interest payments are made on the related variable-rate debt. The Company estimates that $0.5 million will be reclassified from accumulated other comprehensive loss to a decrease in interest expense in the next twelve months.

Impairment of Long-Lived and Other Assets

In accounting for the Company's long-lived and other assets (including its property and equipment and intangible assets), the Company assesses its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets or asset group may not be recoverable.

Recoverability of property and equipment and definite-lived intangible assets that will continue to be used is measured by comparing the carrying amount of the asset or asset group to the related total future undiscounted net cash flows. If an asset or asset group's carrying value is not recoverable through those cash flows, the asset group is considered to be impaired. The impairment is measured by the excess of the assets' carrying amount over their fair value, which is estimated using discounted cash flow analyses that utilize comprehensive cash flow projections, as well as observable market data to the extent available. The Company recorded no impairment losses on property and equipment and definite-lived intangible assets during 2025, 2024 or 2023.

Income Per Share

Income per share is measured as basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding after considering the effect of conversion of dilutive instruments, calculated using the treasury stock method or if-converted method, as applicable. Net income per share amounts are calculated as follows for the years ended December 31 (income and share amounts in thousands):

	2025	2024	2023
Numerator:			
Net income available to common stockholders	**$243,425**	$271,638	$311,217
Net income attributable to noncontrolling interest in OEG	**4,919**	6,760	—
Net income available to common stockholders - if-converted method	**$248,344**	$278,398	$311,217
Denominator:			
Weighted average shares outstanding - basic	**61,830**	59,859	57,750
Effect of dilutive equity-based compensation	**184**	281	311
Effect of dilutive put rights	**3,943**	3,492	—
Weighted average shares outstanding - diluted	**65,957**	63,632	58,061
Basic income per share available to common stockholders	**$ 3.94**	$ 4.54	$ 5.39
Diluted income per share available to common stockholders	**$ 3.77**	$ 4.38	$ 5.36

As more fully discussed above in "OEG Investor," although currently not exercisable, the OEG Investor has certain put rights (the "OEG Put Rights") to require the Company to purchase the OEG Investor's equity interest in OEG, which the Company may pay in cash or Company stock, at the Company's option. The Company calculated potential dilution for the OEG Put Rights based on the if-converted method, which assumes the OEG Put Rights were converted on the first day of the period or the date of issuance and the OEG Investor's noncontrolling equity interest was redeemed in exchange for shares of the Company's common stock. For 2023, the effect of the OEG Put Rights was the equivalent of 4.2 million shares of Company common stock outstanding. Because the OEG Put Rights were anti-dilutive for 2023, such incremental shares were excluded from the computation of dilutive earnings per share.

The OP Units held by the noncontrolling interest holders in the Operating Partnership have been excluded from the denominator of the diluted income per share calculation as there would be no effect on the calculation of diluted earnings per share because the income or loss attributable to the OP Units held by the noncontrolling interest holders would also be added or subtracted to derive net income available to common stockholders.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Newly Issued Accounting Standards

In December 2023, the FASB issued ASU No. 2023-09, "*Improvements to Income Tax Disclosures*," requiring public entities to provide additional information in the rate reconciliation, to disclose annually income taxes paid disaggregated by federal, state and foreign taxes and to disaggregate the information by jurisdiction based on a quantitative threshold. The Company retrospectively adopted this guidance for fiscal year 2025, and such adoption did not have a material impact on the Company's financial statements.

In November 2024, the FASB issued ASU No. 2024-03, "*Expense Disaggregation Disclosures*," requiring public companies to disclose, on an annual and interim basis, disaggregated information about certain income statement line items, including employee compensation, purchases of inventory, depreciation, intangible asset amortization and depletion for each income statement line item that includes those expenses. The guidance is applied prospectively, but with the option to apply retrospectively, and will be effective for the Company for fiscal year 2027. The Company is currently evaluating the impact of this ASU but does not anticipate this adoption to have a material impact on the Company's financial statements.

In December 2025, the FASB issued ASU No. 2025-11, "*Interim Reporting – Narrow-Scope Improvements*," which is intended to improve the navigability of previous guidance and clarify when that guidance is applicable. Among other items, it establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. ASU 2025-11 is not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. The guidance may be applied retrospectively or prospectively and will be effective for the Company for interim periods beginning in fiscal year 2028. The Company is currently evaluating the impact of this ASU but does not anticipate this adoption to have a material impact on the Company's financial statements.

2. Property and Equipment

Property and equipment at December 31 is recorded at cost, with the exception of right-of-use finance leases and the initial value assigned to assets acquired in an acquisition, and summarized as follows (amounts in thousands):

	2025	2024
Land and land improvements	$ 731,497	$ 613,870
Buildings	5,258,989	4,593,839
Furniture, fixtures and equipment	1,516,736	1,329,039
Right-of-use finance lease assets	1,841	1,017
Construction-in-progress	185,275	110,897
	7,694,338	6,648,662
Accumulated depreciation and amortization	(2,723,909)	(2,524,280)
Property and equipment, net	$ 4,970,429	$ 4,124,382

Depreciation expense, including amortization of assets under finance lease obligations, during 2025, 2024 and 2023 was $262.2 million, $226.8 million, and $203.3 million, respectively.

3. Notes Receivable

In connection with the development of Gaylord National, Prince George's County, Maryland ("the County") issued a bond with a face value of $95 million ("Series A Bond") and an additional bond with a face value of $50 million ("Series B Bond"), which were delivered to the Company upon substantial completion and opening of Gaylord National in 2008. The interest rate on the Series A Bond and Series B Bond is 8.0% and 10.0%, respectively. The maturity dates of the Series A Bond and the Series B Bond are July 1, 2034 and September 1, 2037, respectively.

Upon receipt in 2008, the Company calculated the present value of the future debt service payments from the Series A Bond and Series B Bond based on their effective interest rates of 8.04% and 11.42%, respectively, and recorded the notes receivable at their discounted values of $93.8 million and $38.3 million, respectively. The Company records the amortization of discount on these notes receivable as interest income over the terms of the notes. The Company is currently holding the bonds, which have aggregate carrying values and approximate fair values of $53.5 million and $57.8 million at December 31, 2025 and 2024, respectively, net of a credit loss reserve of $38.0 million at each period. The Company earns interest income on the debt service on the notes receivable, which are payable from tax increments, hotel taxes and special hotel rental taxes generated from Gaylord National through the maturity dates. Interest income is recorded on an accrual basis to the extent that such amounts are expected to be collected. During the periods presented, the Company has accrued interest only on the Series A Bond. The Company's estimate of credit loss reserves is sensitive to significant assumptions, which include the projections of hotel taxes (which are based on expected hotel revenues) and property taxes, both of which are affected by expectations about future market and economic conditions, particularly those in the Washington D.C. market. These assumptions are based on Level 3 inputs. Further, such assumptions are judgmental as the bonds and related projected cash flows continue for an extended period of time through 2037.

The Company has the intent and ability to hold these bonds to maturity. The Company performs a quarterly assessment of credit losses, which considers the estimate of projected tax revenues that will service the bonds over their remaining terms. At December 31, 2025 and 2024, the Series B Bond is fully reserved. The Series A Bond is of higher priority than other tranches which fall between the Company's two issuances.

During 2025, 2024 and 2023, the Company recorded interest income of $4.3 million, $4.6 million and $4.9 million, respectively, on these bonds. The Company received payments of $8.8 million, $8.8 million and $11.0 million during 2025, 2024 and 2023, respectively, relating to these notes receivable, which include principal and interest payments.

4. Debt

The Company's debt and finance lease obligations at December 31 consisted of (amounts in thousands):

	2025	2024
$700M Revolving Credit Facility	$ —	$ —
Term Loan B	289,856	292,791
4.75% Senior Notes	700,000	700,000
7.25% Senior Notes	400,000	400,000
4.50% Senior Notes	600,000	600,000
6.50% Senior Notes	1,000,000	1,000,000
6.50% Senior Notes	625,000	—
$80M OEG Revolver	—	21,000
OEG Term Loan	425,270	299,250
Block 21 CMBS Loan	—	128,967
Finance lease obligations	596	55
Unamortized deferred financing costs	(52,282)	(51,484)
Unamortized discounts and premiums, net	(11,527)	(12,183)
Total debt	$3,976,913	$3,378,396

At December 31, 2025, there were no defaults under the covenants related to the Company's outstanding debt.

Annual maturities of long-term debt, excluding finance lease obligations, are as follows (amounts in thousands):

	2026	2027	2028	2029	2030	Years Thereafter	Total
$700M Revolving Credit Facility	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Term Loan B	2,935	2,935	2,935	2,935	278,116	—	289,856
4.75% Senior Notes	—	700,000	—	—	—	—	700,000
7.25% Senior Notes	—	—	400,000	—	—	—	400,000
4.50% Senior Notes	—	—	—	600,000	—	—	600,000
6.50% Senior Notes	—	—	—	—	—	1,000,000	1,000,000
6.50% Senior Notes	—	—	—	—	—	625,000	625,000
$80M OEG Revolver	—	—	—	—	—	—	—
OEG Term Loan	4,307	4,307	4,307	4,307	4,307	403,735	425,270
Total	$7,242	$707,242	$407,242	$607,242	$282,423	$2,028,735	$4,040,126

Credit Facility

On May 18, 2023, the Company entered into a Credit Agreement (as modified pursuant to the First Incremental Agreement and the Second Incremental Agreement (each as hereinafter defined and as further supplemented, the "Credit Agreement"), among the Company, as a guarantor, the Operating Partnership, as borrower, certain other subsidiaries of the Company party thereto, as guarantors, certain subsidiaries of the Company party thereto, as pledgors, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, which replaced the Company's previous credit facility. As of December 31, 2025, the Credit Agreement provides a $700.0 million revolving credit facility (the "Revolver") and a senior secured term loan B (the "Term Loan B") (in the original principal amount of $500.0 million), as well as an accordion feature that will allow the Company to increase the facilities by an aggregate total of up to $475 million, which may be allocated between the Revolver and the Term Loan B at the Company's option. The Revolver replaced the Company's previous $700 million revolving credit facility, and a portion of the proceeds from the Term Loan B were used to repay in full the approximately $370 million balance of the Company's previous term loan B. The Revolver was undrawn at closing in 2023.

Each of the Revolver and Term Loan B is guaranteed by the Company, each of the Company's subsidiaries that own the Gaylord Hotels properties, the JW Marriott properties and certain other of the Company's subsidiaries. Each is secured by equity pledges of the Company's subsidiaries that are the fee owners of Gaylord Opryland and Gaylord Texan, their respective direct and indirect parent entities, and the equity of Ryman Hotel Operations Holdco, LLC, a wholly owned indirect subsidiary of the Company. Assets and equity of OEG are not subject to the liens of the Credit Agreement.

Each of the Revolver and Term Loan B contains certain covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements.

If an event of default shall occur and be continuing under the Credit Agreement, the commitments under the Credit Agreement may be terminated and the principal amount outstanding under the Credit Agreement, together with all accrued unpaid interest and other amounts owing in respect thereof, may be declared immediately due and payable.

$700 Million Revolving Credit Facility

At December 31, 2025, the maturity of the Revolver was May 18, 2027, with the option to extend the maturity date for a maximum of one additional year through either (i) a single twelve-month extension option or (ii) two individual six-month extensions. Borrowings under the Revolver bore interest at an annual rate equal to, at the Company's option, either (i) Adjusted Term SOFR plus the applicable margin ranging from 1.40% to 2.00%, (ii) Adjusted Daily Simple SOFR plus the applicable margin ranging from 1.40% to 2.00%, or (iii) a base rate as set in the Credit Agreement plus the applicable margin ranging from 0.40% to 1.00%, with each option dependent upon the Company's consolidated net leverage ratio (as defined in the Credit Agreement). Principal was payable in full at maturity.

See Note 14, "Subsequent Event," for further disclosure.

Term Loan B

The Term Loan B has a maturity date of May 18, 2030. Prior to the effectiveness of the First Incremental Agreement and the Second Incremental Agreement (as hereinafter defined), the applicable interest rate margin for borrowings under the Term Loan B was, at the Company's option, either (i) Term SOFR plus 2.75%, (ii) Daily Simple SOFR plus 2.75%, or (iii) a base rate as set in the Credit Agreement plus 1.75%. Amounts borrowed under the Term Loan B that are repaid or prepaid may not be reborrowed.

On April 12, 2024, the Company entered into an Incremental Tranche B Term Loan Agreement (the "First Incremental Agreement"), which supplemented the Credit Agreement and included the addition of certain new lenders and removal of certain other lenders. The First Incremental Agreement reduced the applicable interest rate margins for the loans advanced under the refinanced Term Loan B. The applicable interest rate margins for the refinanced Term Loan B under the First Incremental Agreement were (i) 2.25% for SOFR Loans (as defined in the Credit Agreement) and (ii) 1.25% for base rate loans.

On December 19, 2024, the Company entered into an additional Incremental Tranche B Term Loan Agreement (the "Second Incremental Agreement"), which supplements the Credit Agreement. The Second Incremental Agreement reduces the applicable interest rate margins for the loans advanced under the refinanced Term Loan B. The applicable interest rate margins for the refinanced Term Loan B under the Second Incremental Agreement are (i) 2.00% for SOFR Loans (as defined in the Credit Agreement) and (ii) 1.00% for base rate loans. Further, the Second Incremental Agreement provides for the applicable interest rate margins to be further reduced by an additional 0.25% upon the Company meeting certain criteria as set forth in the Second Incremental Agreement, which criteria were met on December 22, 2025.

At December 31, 2025, the interest rate on the Term Loan B was Term SOFR plus 1.75%. Neither the First Incremental Agreement nor the Second Incremental Agreement changed the maturity dates under the Credit Agreement or resulted in any increase in principal indebtedness. In addition, the Second Incremental Agreement confirms that the annual amortization under the Term Loan B is 1.0% of the refinanced $293.5 million outstanding principal amount, with the balance due at maturity. If for any fiscal year there is Excess Cash Flow (as defined in the Credit Agreement), an additional principal payment is required.

For purposes of the Revolver and the Term Loan B, each of Term SOFR and Daily Simple SOFR are subject to a floor of 0.00%.

$1 Billion 6.50% Senior Notes Due 2032

On March 28, 2024, the Operating Partnership and Finco (collectively, the "issuing subsidiaries") completed the private placement of $1.0 billion in aggregate principal amount of 6.50% senior notes due 2032 (the "$1 Billion 6.50% Senior Notes"), which are guaranteed by the Company and its subsidiaries that guarantee the Credit Agreement.

The $1 Billion 6.50% Senior Notes and guarantees were issued pursuant to an indenture by and among the issuing subsidiaries, the guarantors and U.S. Bank Trust Company, National Association, as trustee. The $1 Billion 6.50% Senior Notes have a maturity date of April 1, 2032 and bear interest at 6.50% per annum, payable semi-annually in cash in arrears on April 1 and October 1 each year. The $1 Billion 6.50% Senior Notes are general unsecured and unsubordinated obligations of the issuing subsidiaries and rank equal in right of payment with such subsidiaries' existing and future senior unsecured indebtedness, including the Company's $700 million 4.75% Senior Notes, the $625 Million 6.50% Senior Notes, the $600 Million 4.50% Senior Notes and the $400 Million 7.25% Senior Notes, and senior in right of payment to future subordinated indebtedness, if any.

The $1 Billion 6.50% Senior Notes are effectively subordinated to the issuing subsidiaries' secured indebtedness to the extent of the value of the assets securing such indebtedness. The guarantees rank equally in right of payment with the applicable guarantor's existing and future senior unsecured indebtedness and senior in right of payment to any future subordinated indebtedness of such guarantor. The $1 Billion 6.50% Senior Notes are effectively subordinated to any secured indebtedness of any guarantor to the extent of the value of the assets securing such indebtedness and structurally subordinated to all indebtedness and other obligations of the Operating Partnership's subsidiaries that do not guarantee the $1 Billion 6.50% Senior Notes.

The net proceeds from the issuance of the $1 Billion 6.50% Senior Notes totaled approximately $983 million, after deducting the initial purchasers' discounts, commissions and offering expenses. The Company used a portion of these net proceeds to prepay the indebtedness outstanding under the Company's previous $800.0 million Gaylord Rockies term loan and used the remaining proceeds, together with cash on hand, to repay $200.0 million under the Term Loan B.

The $1 Billion 6.50% Senior Notes are redeemable before April 1, 2027, in whole or in part, at 100.00%, plus accrued and unpaid interest thereon to, but not including, the redemption date, plus a make-whole premium. The $1 Billion 6.50% Senior Notes will be redeemable, in whole or in part, at any time after April 1, 2027 at a redemption price expressed as a percentage of the principal amount thereof, which percentage is 103.250%, 101.625%, and 100.000% beginning on April 1 of 2027, 2028, and 2029, respectively, plus accrued and unpaid interest thereon to, but not including, the redemption date.

$700 Million 4.75% Senior Notes Due 2027

In September 2019, the Operating Partnership and Finco completed the private placement of $500.0 million in aggregate principal amount of senior notes due 2027 (the "$500 Million 4.75% Senior Notes"), which are guaranteed by the Company and its subsidiaries that guarantee the Credit Agreement.

The $500 Million 4.75% Senior Notes and guarantees were issued pursuant to an indenture by and among the issuing subsidiaries and the guarantors and U.S. Bank National Association as trustee. The $500 Million 4.75% Senior Notes have a maturity date of October 15, 2027 and bear interest at 4.75% per annum, payable semi-annually in cash in arrears on April 15 and October 15 of each year. The $500 Million 4.75% Senior Notes are general unsecured and unsubordinated obligations of the issuing subsidiaries and rank equal in right of payment with such subsidiaries' existing and future senior unsecured indebtedness, including the Company's $1 Billion 6.50% Senior Notes, the $625 Million 6.50% Senior Notes, the $600 Million 4.50% Senior Notes and the $400 Million 7.25% Senior Notes, and senior in right of payment to future subordinated indebtedness, if any.

The $500 Million 4.75% Senior Notes are effectively subordinated to the issuing subsidiaries' secured indebtedness to the extent of the value of the assets securing such indebtedness. The guarantees rank equally in right of payment with the applicable guarantor's existing and future senior unsecured indebtedness and senior in right of payment to any future subordinated indebtedness of such guarantor. The $500 Million 4.75% Senior Notes are effectively subordinated to any secured indebtedness of any guarantor to the extent of the value of the assets securing such indebtedness and structurally subordinated to all indebtedness and other obligations of the Operating Partnership's subsidiaries that do not guarantee the $500 Million 4.75% Senior Notes.

In October 2019, the Operating Partnership and Finco completed a tack-on private placement of $200.0 million in aggregate principal amount of 4.75% senior notes due 2027 (the "additional 2027 notes") at an issue price of 101.250% of their aggregate principal amount plus accrued interest from the September 2019 issue date for the $500 Million 4.75% Senior Notes. The additional 2027 notes and the $500 Million 4.75% Senior Notes constitute a single class of securities (collectively, the "$700 Million 4.75% Senior Notes"). All other terms and conditions of the additional 2027 notes are identical to the $500 Million 4.75% Senior Notes.

The $700 Million 4.75% Senior Notes are redeemable, in whole or in part, at 100% of the principal amount thereof plus accrued and unpaid interest thereon to, but not including, the redemption date.

The Company completed a registered offer to exchange the $700 Million 4.75% Senior Notes for registered notes with substantially identical terms as the $700 Million 4.75% Senior Notes in July 2020.

$625 Million 6.50% Senior Notes Due 2033

On June 4, 2025, the Operating Partnership and Finco (collectively, the "issuing subsidiaries") completed the private placement of $625.0 million in aggregate principal amount of 6.50% senior notes due 2033 (the "$625 Million 6.50% Senior Notes"), which are guaranteed by the Company and its subsidiaries that guarantee the Credit Agreement.

The $625 Million 6.50% Senior Notes and guarantees were issued pursuant to an indenture by and among the issuing subsidiaries, the guarantors and U.S. Bank Trust Company, National Association, as trustee. The $625 Million 6.50% Senior Notes have a maturity date of June 15, 2033 and bear interest at 6.50% per annum, payable semi-annually in cash in arrears on June 15 and December 15 each year, beginning on December 15, 2025. The $625 Million 6.50% Senior Notes are general unsecured and unsubordinated obligations of the issuing subsidiaries and rank equal in right of payment with such subsidiaries' existing and future senior unsecured indebtedness, including the Company's $1 Billion 6.50% Senior Notes, the $700 million 4.75% Senior Notes, the $600 Million 4.50% Senior Notes and the $400 Million 7.25% Senior Notes, and senior in right of payment to future subordinated indebtedness, if any.

The $625 Million 6.50% Senior Notes are effectively subordinated to the issuing subsidiaries' secured indebtedness, including the Operating Partnership's existing credit facility, to the extent of the value of the assets securing such indebtedness and structurally subordinated to all indebtedness and other obligations of the Operating Partnership's subsidiaries that do not guarantee the $625 Million 6.50% Senior Notes. The guarantees rank equally in right of payment with the applicable guarantor's existing and future senior unsecured indebtedness and senior in right of payment to any future subordinated indebtedness of such guarantor. The $625 Million 6.50% Senior Notes are effectively subordinated to any secured indebtedness of any guarantor to the extent of the value of the assets securing such indebtedness and structurally subordinated to all indebtedness and other obligations of the Operating Partnership's subsidiaries that do not guarantee the $625 Million 6.50% Senior Notes.

The net proceeds from the issuance of the $625 Million 6.50% Senior Notes totaled approximately $614 million, after deducting the initial purchasers' discounts, commissions and offering expenses. The Company used these net proceeds to fund a portion of the purchase price for JW Marriott Desert Ridge discussed in Note 1.

The $625 Million 6.50% Senior Notes are redeemable before June 15, 2028, in whole or in part, at 100.00%, plus accrued and unpaid interest thereon to, but not including, the redemption date, plus a make-whole premium. The $625 Million 6.50% Senior Notes will be redeemable, in whole or in part, at any time after June 15, 2028 at a redemption price expressed as a percentage of the principal amount thereof, which percentage is 103.250%, 101.625%, and 100.000% beginning on June 15 of 2028, 2029, and 2030, respectively, plus accrued and unpaid interest thereon to, but not including, the redemption date.

$600 Million 4.50% Senior Notes Due 2029

On February 17, 2021, the Operating Partnership and Finco completed the private placement of $600.0 million in aggregate principal amount of 4.50% senior notes due 2029 (the "$600 Million 4.50% Senior Notes"), which are guaranteed by the Company and its subsidiaries that guarantee the Credit Agreement.

The $600 Million 4.50% Senior Notes and guarantees were issued pursuant to an indenture by and among the issuing subsidiaries, the guarantors and U.S. Bank National Association, as trustee. The $600 Million 4.50% Senior Notes have a maturity date of February 15, 2029 and bear interest at 4.50% per annum, payable semi-annually in cash in arrears on February 15 and August 15 each year. The $600 Million 4.50% Senior Notes are general unsecured and unsubordinated obligations of the issuing subsidiaries and rank equal in right of payment with such subsidiaries' existing and future senior unsecured indebtedness, including the Company's $1 Billion 6.50% Senior Notes, the $700 Million 4.75% Senior Notes, the $625 Million 6.50% Senior Notes and the $400 Million 7.25% Senior Notes, and senior in right of payment to future subordinated indebtedness, if any.

The $600 Million 4.50% Senior Notes are effectively subordinated to the issuing subsidiaries' secured indebtedness to the extent of the value of the assets securing such indebtedness. The guarantees rank equally in right of payment with the applicable guarantor's existing and future senior unsecured indebtedness and senior in right of payment to any future subordinated indebtedness of such guarantor. The $600 Million 4.50% Senior Notes are effectively subordinated to any secured indebtedness of any guarantor to the extent of the value of the assets securing such indebtedness and structurally subordinated to all indebtedness and other obligations of the Operating Partnership's subsidiaries that do not guarantee the $600 Million 4.50% Senior Notes.

The $600 Million 4.50% Senior Notes are redeemable, in whole or in part, at a redemption price expressed as a percentage of the principal amount thereof, which percentage is currently 100.750% and will be 100.000% beginning on February 15 of 2027 plus accrued and unpaid interest thereon to, but not including, the redemption date.

$400 Million 7.25% Senior Notes Due 2028

On June 22, 2023, the Operating Partnership and Finco (collectively, the "issuing subsidiaries") completed the private placement of $400.0 million in aggregate principal amount of 7.25% senior notes due 2028 (the "$400 Million 7.25% Senior Notes"), which are guaranteed by the Company and its subsidiaries that guarantee the Credit Agreement.

The $400 Million 7.25% Senior Notes and guarantees were issued pursuant to an indenture by and among the issuing subsidiaries, the guarantors and U.S. Bank Trust Company, National Association, as trustee. The $400 Million 7.25% Senior Notes have a maturity date of July 15, 2028 and bear interest at 7.25% per annum, payable semi-annually in cash in arrears on January 15 and July 15 each year. The $400 Million 7.25% Senior Notes are general unsecured and unsubordinated obligations of the issuing subsidiaries and rank equal in right of payment with such subsidiaries' existing and future senior unsecured indebtedness, including the Company's $1 Billion 6.50% Senior Notes, the $700 Million 4.75% Senior Notes, the $625 Million 6.50% Senior Notes and $600 Million 4.50% Senior Notes, and senior in right of payment to future subordinated indebtedness, if any.

The $400 Million 7.25% Senior Notes are effectively subordinated to the issuing subsidiaries' secured indebtedness to the extent of the value of the assets securing such indebtedness. The guarantees rank equally in right of payment with the applicable guarantor's existing and future senior unsecured indebtedness and senior in right of payment to any future subordinated indebtedness of such guarantor. The $400 Million 7.25% Senior Notes are effectively subordinated to any secured indebtedness of any guarantor to the extent of the value of the assets securing such indebtedness and structurally subordinated to all indebtedness and other obligations of the Operating Partnership's subsidiaries that do not guarantee the $400 Million 7.25% Senior Notes.

The $400 Million 7.25% Senior Notes are redeemable, in whole or in part, at a redemption price expressed as a percentage of the principal amount thereof, which percentage is currently 103.625% and will be 101.813% and 100.000% beginning on July 15 of 2026 and 2027, respectively, plus accrued and unpaid interest thereon to, but not including, the redemption date.

OEG Credit Agreement

On June 28, 2024, OEG Borrower, LLC ("OEG Borrower") and OEG Finance, LLC ("OEG Finance"), each a wholly owned direct or indirect subsidiary of OEG, entered into a First Amendment, which amends the Credit Agreement dated as of June 16, 2022 among OEG Borrower, as borrower, OEG Finance, certain subsidiaries of OEG Borrower from time to time party thereto as guarantors, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent (as amended, the "2024 OEG Credit Agreement").

The 2024 OEG Credit Agreement provides for (i) a senior secured term loan facility in the aggregate principal amount of $300.0 million (the "2024 OEG Term Loan") and (ii) a senior secured revolving credit facility in an aggregate principal amount not to exceed $80.0 million (the "OEG Revolver"). The 2024 OEG Term Loan refinanced and replaced the former term loan in the outstanding principal amount of $294.8 million as of June 28, 2024 and the OEG Revolver refinanced and replaced the former senior secured revolving credit facility in an aggregate principal amount not to exceed $65.0 million.

On April 28, 2025, OEG Borrower and OEG Finance entered into a Second Amendment, which amended the 2024 OEG Credit Agreement (as amended, the "OEG Credit Agreement") in which OEG Borrower obtained an incremental term loan in an aggregate principal amount equal to $130.0 million (the "Incremental OEG Loan") on the same terms as the 2024 OEG Term Loan. The net proceeds of the Incremental OEG Loan, together with cash on hand, were used to defease the Block 21 CMBS Loan (as defined below) in full, which released the borrower thereunder from the $127.9 million amount outstanding under the Block 21 CMBS Loan. The OEG Credit Agreement provides for (i) a senior secured term loan facility in an aggregate principal amount equal to $428.5 million (the "OEG Term Loan") and (ii) the OEG Revolver. The Incremental OEG Loan did not change any applicable interest rates or maturity dates of any indebtedness under the 2024 OEG Credit Agreement. In addition, the terms of the Incremental OEG Loan confirm that the annual amortization under the OEG Term Loan is approximately 1% of the refinanced $428.5 million outstanding principal amount, with the balance due at maturity.

The OEG Term Loan and OEG Revolver are each secured by substantially all of the assets of OEG Finance and each of its subsidiaries. The OEG Term Loan bears interest at a rate equal to either, at OEG Borrower's election, as of the closing date contemplated by the OEG Credit Agreement, (a) the Alternate Base Rate plus 2.50% or (b) Adjusted Term SOFR plus 3.50% (all as more specifically described in the Amended OEG Credit Agreement).

The OEG Revolver bears interest at a rate equal to either, at OEG Borrower's election, as of the closing contemplated by the OEG Credit Agreement, (a) the Alternate Base Rate plus the Applicable Rate (as defined in the OEG Credit Agreement) or (b) Adjusted Term SOFR plus the Applicable Rate. Under the OEG Credit Agreement, (i) the Applicable Rate for Alternative Base Rate loans will be between 2.75% and 2.25% and (ii) the Applicable Rate for Adjusted Term SOFR loans will be between 3.75% and 3.25%, in each of (i) and (ii) based upon the First Lien Leverage Ratio of OEG Finance and its consolidated subsidiaries (as more specifically described in the OEG Credit Agreement).

The Applicable Rate for borrowings under the OEG Revolver at December 31, 2025 is 2.50% for Alternative Base Rate Loans and 3.50% for Adjusted Term SOFR loans. The Applicable Rate for borrowings under the OEG Term Loan as of December 31, 2025 is 2.50% for Alternative Base Rate Loans and 3.50% for Adjusted Term SOFR loans.

The OEG Term Loan matures on June 28, 2031 and the OEG Revolver matures on June 28, 2029.

Block 21 CMBS Loan

At the closing of the purchase of Block 21, a subsidiary of the Company assumed a $136 million, ten-year, non-recourse term loan secured by a mortgage on Block 21 (the "Block 21 CMBS Loan"). The proceeds of the Incremental OEG Loan described above were used to defease the Block 21 CMBS Loan in full in April 2025.

Interest Rate Derivatives

The Company has entered into interest rate swaps to manage interest rate risk associated with a portion of the OEG Term Loan. In November 2022, OEG entered into an interest rate swap to fix the SOFR portion of the interest rate on $100.0 million of borrowings at 4.533% through December 2025. In August 2025, OEG entered into an interest rate swap to fix the SOFR portion of the interest rate on $100.0 million of borrowings at 3.214% from December 2025 through December 2028. In September 2025, OEG entered into an additional interest rate swap to fix the SOFR portion of the interest rate on $125.0 million of borrowings at 3.17% through December 2028. These swaps have been designated as cash flow hedges whereby the Company receives variable-rate amounts in exchange for fixed-rate payments over the life of the agreement without exchange of the underlying principal amount.

The estimated fair value of the Company's derivative financial instruments at December 31, 2025 and 2024 was $0.7 million and $(0.4) million, respectively. Derivative financial instruments in an asset position are included in prepaid expenses and other assets and those in a liability position are included in other liabilities in the accompanying consolidated balance sheets.

5. Deferred Management Rights Proceeds

On October 1, 2012, the Company consummated its agreement to sell the Gaylord Hotels brand and rights to manage its Gaylord Hotels properties (the "Management Rights") to Marriott for $210.0 million in cash. Effective October 1, 2012, Marriott assumed responsibility for managing the day-to-day operations of the Gaylord Hotels properties pursuant to a management agreement for each such property. The Company allocated $190.0 million of the purchase price to the Management Rights, based on the Company's estimates of the fair values for the respective components. For financial reporting purposes, the amount related to the Management Rights was deferred and is amortized on a straight-line basis over the 65-year term of the hotel management agreements, including extensions, as a reduction in management fee expense.

6. Leases

The Company is a lessee of a 65.3 acre site in Osceola County, Florida on which Gaylord Palms is located; a 237-acre site in Maricopa County, Arizona on which a portion of JW Marriott Desert Ridge is located; building or land leases for Ole Red Gatlinburg, Ole Red Orlando, Ole Red Tishomingo, Ole Red Nashville International Airport, Ole Red Las Vegas and Category 10 Las Vegas; and various warehouse, general office and other equipment leases. The Gaylord Palms land lease has a term through 2074, which may be extended through January 2101, at the Company's discretion. The JW Marriott Desert Ridge land lease has a term through 2092. The leases for Ole Red locations and Category 10 Las Vegas range from five to twelve years, with renewal options ranging from five to fifty-five years, at the Company's discretion, with the exception of Ole Red Nashville International Airport, which has no extension option. Extension options were not considered reasonably assured as of the date of the agreement and, as a result, are not included in the Company's calculation of its right-of-use assets and lease liabilities. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Certain of the Company's leases include variable lease payments based upon net revenues of the respective business and certain other of the Company's leases include rental payments adjusted periodically for inflation. The Company recorded $5.3 million, $5.2 million and $4.3 million of contingent rental expense in 2025, 2024 and 2023, respectively.

As the discount rate implicit in the Company's operating leases is not readily determinable, the Company applies judgments related to the determination of the discount rates used to calculate the lease liability as required by Accounting Standards Codification Topic 842, "*Leases*". The Company calculates its incremental borrowing rates by utilizing judgments and estimates regarding the Company's secured borrowing rates, market credit rating, comparable bond yield curve, and adjustments to market yield curves to determine a securitized rate.

The Company's lease cost for the years ended December 31 is as follows (in thousands):

	2025	2024	2023
Operating lease cost	$21,987	$19,264	$18,346
Finance lease cost:			
Amortization of right-of-use assets	372	189	163
Interest on lease liabilities	31	2	25
Net lease cost	$22,390	$19,455	$18,534

Future minimum lease payments under non-cancelable leases at December 31, 2025 are as follows (in thousands):

	Operating Leases	Finance Leases
Year 1	$ 10,800	$329
Year 2	14,065	226
Year 3	13,578	95
Year 4	12,837	4
Year 5	12,901	—
Years thereafter	619,485	—
Total future minimum lease payments	683,666	654
Less amount representing interest	(524,851)	(58)
Total present value of minimum payments	$ 158,815	$596

The remaining lease term and discount rate for the Company's leases are as follows:

Weighted-average remaining lease term:
Operating leases . . . . 40.2 years
Finance leases . . . . 2.2 years
Weighted-average discount rate:
Operating leases 7.2%
Finance leases 5.9%

7. Stock Plans

On May 9, 2024, the Company's shareholders approved the Company's 2024 Omnibus Incentive Plan (the "2024 Plan"). The 2024 Plan replaces the Company's previous 2016 Omnibus Incentive Plan (the "2016 Plan") and no new awards will be made under the 2016 Plan; however, awards granted under the 2016 Plan will continue to be governed by the 2016 Plan. The 2024 Plan permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other equity-based awards to its directors, employees and consultants. At December 31, 2025, approximately 1.7 million shares of common stock remained available for issuance pursuant to future grants of awards under the 2024 Plan.

Restricted stock units granted to employees vest one to four years from the date of grant, subject to any applicable performance targets, and restricted stock units granted to non-employee directors vest one year from the date of grant, unless the recipient chooses to defer the vesting for a period of time. Depending on the type of award, the fair value of restricted stock units is determined either based on the market price of the Company's stock at the date of grant or based on a Monte-Carlo valuation. Forfeitures are estimated based on historical experience. The Company generally records compensation expense equal to the fair value of each restricted stock unit granted over the vesting period. The weighted-average grant-date fair value of restricted stock units granted during 2025, 2024, and 2023 was $98.55, $113.10, and $85.25, respectively.

A summary of the status of the Company's restricted stock units as of December 31, 2025 and changes during the year ended December 31, 2025, is presented below:

Restricted Stock Units	Shares	Weighted Average Grant-Date Fair Value
Nonvested shares at January 1, 2025	448,465	$ 91.04
Granted.	206,803	98.55
Vested.	(173,625)	85.76
Canceled.	(16,184)	102.71
Nonvested shares at December 31, 2025	465,459	95.94

The fair value of all restricted stock units that vested during 2025, 2024 and 2023 was $16.7 million, $34.4 million and $14.9 million, respectively.

At December 31, 2025, there was $24.2 million of total unrecognized compensation cost related to restricted stock units granted under the Company's equity incentive plans. That cost is expected to be recognized over a weighted-average period of 2.3 years.

The compensation cost that has been charged against pre-tax income for all of the Company's equity-based compensation plans was $14.1 million, $13.9 million, and $15.4 million for 2025, 2024, and 2023, respectively.

8. Pension Plans

Prior to January 1, 2001, the Company maintained a noncontributory defined benefit pension plan in which substantially all of its employees were eligible to participate upon meeting the pension plan's participation requirements. The benefits were based on years of service and compensation levels. On December 31, 2000, benefits credited under the plan's previous formula were frozen. On January 1, 2001, the Company amended its defined benefit pension plan to determine future benefits using a cash balance formula. Under the cash formula, each participant had an account which was credited monthly with 3% of qualified earnings and the interest earned on their previous month-end cash balance. In addition, the Company included a "grandfather" clause which assures that those participating at January 1, 2001 will receive the greater of the benefit calculated under the cash balance plan and the benefit that would have been payable if the defined benefit plan had remained in existence. The benefit payable to a terminated vested participant upon retirement at age 65, or as early as age 55 if the participant had 15 years of service at the time the plan was frozen, is equal to the participant's account balance, which increases with interest credits over time. At retirement, the employee generally receives the balance in the account as a lump sum. The funding policy of the Company is to contribute annually an amount which equals or exceeds the minimum required by applicable law. On December 31, 2001, the plan was frozen such that no new participants were allowed to enter the plan and existing participants were no longer eligible to earn service credits.

The following table sets forth the funded status of the retirement plan at December 31 (amounts in thousands):

	2025	2024
CHANGE IN BENEFIT OBLIGATION:		
Benefit obligation at beginning of year	**$52,348**	$57,778
Interest cost	**2,521**	2,501
Actuarial (gain) loss	**958**	(2,445)
Benefits paid	**(5,774)**	(5,486)
Benefit obligation at end of year	**50,053**	52,348
CHANGE IN PLAN ASSETS:		
Fair value of plan assets at beginning of year	**50,957**	52,642
Actual return on plan assets	**5,705**	3,801
Benefits paid	**(5,774)**	(5,486)
Fair value of plan assets at end of year	**50,888**	50,957
Funded status (accrued pension liability)	**$ 835**	$ (1,391)

The funded status as of December 31, 2025 is included in prepaid expenses and other assets and the accrued pension liability as of December 31, 2024 is included in other liabilities in the accompanying consolidated balance sheets.

Net settlement losses and net periodic pension expense were immaterial for all periods presented. The discount rate assumption used to determine the benefit obligation at December 31, 2025, 2024 and 2023 was 4.97%, 5.28% and 4.66%, respectively.

The Company determines the overall expected long-term rate of return on plan assets, which was determined to be 6% in each of the three years in the period ended December 31, 2025, based on its estimate of the return that plan assets will provide over the period that benefits are expected to be paid out. In preparing this estimate, the Company assesses the rates of return on each current allocation of plan assets and advice from its third-party actuary and investment consultants. The expected return on plan assets is a long-term assumption and generally does not significantly change annually. While historical returns are considered, the rate of return assumption is primarily based on projections of expected returns based on fair value, using economic data and financial models to estimate the probability of returns. The probability distribution of annualized returns for the portfolio using current asset allocations is used to determine the expected range of returns for a ten-to-twenty-year horizon. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension obligations and expense.

Plan Assets

The plan's overall strategy is to achieve a rate of return necessary to fund benefit payments by utilizing a variety of asset types, investment strategies and investment managers. The plan seeks to achieve a long-term rate of return over inflation resulting from income, capital gains, or both, which assists the plan in meeting its long-term objectives.

The long-term target allocations for the plan's assets are managed dynamically according to a sliding scale correlating with the funded status of the plan. As the plan's funded status increases, allocations are moved away from equity securities toward fixed income securities. Equity securities primarily include large cap and mid cap companies. Fixed income securities primarily include corporate bonds of companies in diversified industries, mortgage-backed securities and U.S. Treasuries. Investments in hedge funds and private equity funds are not held by the plan.

All of the assets held by the plan consist of money market and mutual funds traded in an active market. The Company determined the fair value of these assets based on the net asset value per unit of the funds or the portfolio, which is based upon quoted market prices in an active market. Therefore, the Company has categorized these investments as Level 1.

Periodically, and based on market conditions, the entire account is rebalanced to maintain the desired allocation and the investment policy is reviewed. Within each asset class, plan assets are allocated to various investment styles. Professional managers manage all assets of the plan, and professional advisors assist the plan in the attainment of its objectives.

Expected Contributions and Benefit Payments

The Company expects to contribute $0.6 million to its defined benefit pension plan in 2026. Based on the Company's assumptions discussed above, the Company expects to make the following estimated future benefit payments under the plan during the years ending December 31 (amounts in thousands):

2026	$ 9,061
2027	5,181
2028	5,623
2029	4,994
2030	4,726
2031 - 2035	16,455

Other Information

The Company also maintains non-qualified pension plans (the "Non-Qualified Plans") to provide benefits to certain key employees. The Non-Qualified Plans are not funded, and the beneficiaries' rights to receive distributions under these plans constitute unsecured claims to be paid from the Company's general assets. At December 31, 2025 and 2024, the Non-Qualified Plans' projected benefit obligations and accumulated benefit obligations were $10.1 million and $10.2 million, respectively, and are included in other liabilities in the accompanying consolidated balance sheets.

Included in accumulated other comprehensive loss at December 31, 2025 and 2024 are unrecognized actuarial losses of $13.6 million and $16.4 million ($10.3 million and $12.4 million net of tax), respectively, that have not yet been recognized in net periodic pension expense. Net losses are amortized into net periodic pension expense based on the life expectancy of plan participants expected to receive benefits, using a corridor approach based on the greater of projected benefit obligation or fair value of plan assets.

9. Equity

Equity Offerings

In May 2025, the Company completed an underwritten public offering of approximately 3.0 million shares of its common stock, par value $0.01 per share, at a price to the public of $96.20 per share. Net proceeds to the Company, after deducting underwriting discounts and commissions and other expenses paid by the Company, were approximately $275.5 million. The Company used a portion of these proceeds to fund a portion of the purchase price for JW Marriott Desert Ridge discussed in Note 1.

In June 2023, the Company completed an underwritten public offering of approximately 4.4 million shares of its common stock, par value $0.01 per share, at a price to the public of $93.25 per share. Net proceeds to the Company, after deducting underwriting discounts and commissions and other expenses paid by the Company, were approximately $395 million. The Company used the proceeds to fund a portion of the purchase price for JW Marriott Hill Country discussed in Note 1.

Dividends

During 2025, the Company's board of directors declared quarterly dividends and distributions totaling $4.65 per share of common stock/OP Unit for the full year, or an aggregate of $291.3 million in cash.

During 2024, the Company's board of directors declared quarterly dividends and distributions totaling $4.45 per share of common stock/OP Unit for the full year, or an aggregate of $268.3 million in cash.

During 2023, the Company's board of directors declared quarterly dividends and distributions totaling $3.85 per share of common stock/OP Unit for the full year, or an aggregate of $228.1 million in cash.

To maintain its qualification as a REIT for federal income tax purposes, the Company must distribute at least 90% of its REIT taxable income each year. The Company's dividend policy provides that the Company will make minimum dividends of 100% of REIT taxable income annually, subject to the Company's board of directors' future determinations as to the amount of any distributions and the timing thereof. The dividend policy may be altered at any time by the Company's board of directors.

Treasury Stock

On December 18, 2008, following approval by the Human Resources Committee and the Board of Directors, the Company and the Company's Chairman of the Board of Directors and then-Chief Executive Officer ("Executive") entered into an amendment to Executive's employment agreement. The amendment provided Executive with the option of making an irrevocable election to invest his existing Supplemental Employee Retirement Plan ("SERP") benefit in Company common stock, which election Executive subsequently made. The investment was made by a rabbi trust in which, during January 2009, the independent trustee of the rabbi trust purchased shares of Company common stock in the open market in compliance with applicable law. Executive is only entitled to a distribution of the Company common stock held by the rabbi trust in satisfaction of his SERP benefit. As such, the Company believes that the ownership of shares of common stock by the rabbi trust and the distribution of those shares to Executive in satisfaction of his SERP benefit meets the requirements necessary so that the Company will not recognize any increase or decrease in expense as a result of subsequent changes in the value of the Company common stock, and the purchased shares are treated as treasury stock and the SERP benefit is included in additional paid-in capital in the Company's accompanying consolidated financial statements. The increase in treasury stock for a particular year represents dividends received on shares of Company common stock held by the rabbi trust.

Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss by component consisted of the following (amounts in thousands):

	Minimum Pension Liability	Other-Than-Temporary Impairment of Investment	Interest Rate Derivatives	Total
Balance, December 31, 2022.	$(18,021)	$(3,087)	$ 10,185	$(10,923)
Gains arising during period	4,428	—	670	5,098
Amounts reclassified from accumulated other comprehensive loss.	(308)	209	(12,177)	(12,276)
Income tax expense	(1,286)	—	—	(1,286)
Net other comprehensive income (loss)	2,834	209	(11,507)	(8,464)
Balance, December 31, 2023.	$(15,187)	$(2,878)	$ (1,322)	$(19,387)
Gains arising during period	4,538	—	1,940	6,478
Amounts reclassified from accumulated other comprehensive loss.	(553)	211	(1,003)	(1,345)
Income tax expense	(918)	—	—	(918)
Net other comprehensive income	3,067	211	937	4,215
Balance, December 31, 2024.	$(12,120)	$(2,667)	$ (385)	$(15,172)
Gains arising during period	2,228	—	1,130	3,358
Amounts reclassified from accumulated other comprehensive loss.	(725)	211	(32)	(546)
Income tax expense	(412)	—	—	(412)
Net other comprehensive income	1,091	211	1,098	2,400
Balance, December 31, 2025.	$(11,029)	$(2,456)	$ 713	$(12,772)

10. Income Taxes

The Company has elected to be taxed as a REIT effective January 1, 2013, pursuant to the U.S. Internal Revenue Code of 1986, as amended. As a REIT, the Company generally will not be subject to federal corporate income taxes on ordinary taxable income and capital gains income from real estate investments that it distributes to its stockholders. The Company pays federal and state corporate income taxes on earnings of its taxable REIT subsidiaries ("TRSs").

The income tax (provision) benefit for continuing operations consists of the following (amounts in thousands):

	2025	2024	2023
CURRENT:			
Federal	$(1,147)	$ (359)	$ 797
State	(3,747)	(3,281)	(2,920)
Total current provision	(4,894)	(3,640)	(2,123)
DEFERRED:			
Federal	(3,071)	(9,233)	79,710
State	641	(963)	16,115
Total deferred (provision) benefit	(2,430)	(10,196)	95,825
Total (provision) benefit for income taxes	$(7,324)	$(13,836)	$93,702

The Company evaluates its deferred tax assets each reporting period to determine if it is more likely than not that those assets will be realized or if a valuation allowance is needed. In the fourth quarter of 2023, due to continued improvement in the Company's financial results coming out of the COVID-19 pandemic and the projected future taxable income of its TRSs, the Company determined that the release of a significant portion of its federal and state valuation allowance was appropriate. This release of valuation allowance of $112.5 million was the primary factor in the income tax benefit for 2023.

The Company is required to distribute at least 90% of its annual taxable income, excluding net capital gains, to its stockholders in order to maintain its qualification as a REIT. The taxability of distributions to stockholders is determined by the Company's earnings and profits, which differs from net income reported for financial reporting purposes. The estimated taxability of cash distributions paid to common stockholders is shown in the table below (per common share):

	2025	2024	2023
Ordinary income	$4.21	$4.28	$3.75
Capital gains	0.07	0.07	0.10
Return of capital	—	—	—
	$4.28	$4.35	$3.85

The differences between the income tax provision calculated at the statutory U.S. federal income tax rate of 21% and the actual income tax (provision) benefit recorded for continuing operations are as follows (amounts in thousands):

	2025		2024		2023	
	$	%	$	%	$	%
US statutory federal income tax provision	$(53,474)	21.0%	$(61,746)	21.0%	$(52,101)	21.0%
Non-taxable or non-deductible items:						
Adjustment for nontaxable income of the REIT	49,378	(19.4)%	49,043	(16.7)%	44,968	(18.1)%
Other	(543)	0.2%	2,129	(0.7)%	(496)	0.2%
Change in valuation allowance	—	0.0%	—	0.0%	87,329	(35.2)%
State and local taxes, net[1][2]	(3,106)	1.2%	(4,244)	1.4%	13,195	(5.3)%
Tax credits	902	(0.4)%	748	(0.3)%	585	(0.2)%
Other adjustments	(481)	0.2%	234	(0.1)%	222	(0.1)%
	$ (7,324)	2.9%	$(13,836)	4.7%	$ 93,702	(37.8)%

---

(1)   The state that contributes to the majority (greater than 50 percent) of the tax effect in this category for 2025 and 2024 is Texas and for 2023 is Tennessee.

(2)   State and local taxes in 2023 include an income tax benefit of $25.2 million related to the release of state valuation allowance.

Income taxes paid (net of refunds received) consist of the following (in thousands):

	2025	2024	2023
Federal	$(1,535)	$ 340	$1,020
State:			
Texas	3,350	2,731	1,789
Tennessee	—	—	3,299
Other	25	(52)	382
	$ 1,840	$3,019	$6,490

Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows (amounts in thousands):

	2025	2024
DEFERRED TAX ASSETS:		
Accounting reserves and accruals	$ 27,380	$ 21,023
Pension plans	2,520	3,091
Deferred management rights proceeds	38,909	39,763
Federal and State net operating loss carryforwards	137,064	125,692
Tax credits and other carryforwards	17,494	17,181
Other assets	5,294	3,993
Total deferred tax assets	228,661	210,743
Valuation allowance	(5,584)	(5,595)
Total deferred tax assets, net of valuation allowance	223,077	205,148
DEFERRED TAX LIABILITIES:		
Property and equipment, net	142,913	125,025
Other liabilities	12,495	9,612
Total deferred tax liabilities	155,408	134,637
Net deferred tax assets	$ 67,669	$ 70,511

TRS federal net operating loss carryforwards at December 31, 2025 totaled $533.5 million, resulting in a deferred tax asset of $112.0 million, and do not expire. The REIT has no federal net operating losses as of December 31, 2025. The TRS federal interest limitation carryforward at December 31, 2025 totaled $71.4 million, resulting in a deferred tax asset of $15.0 million that does not expire. The Company has assessed the need for a valuation allowance and determined that it is more likely than not that its deferred tax assets will be realized; therefore, no valuation allowance has been recorded for federal purposes.

State net operating loss carryforwards at December 31, 2025 totaled $608.7 million, resulting in a deferred tax benefit of $25.0 million, which will expire between 2026 and 2045. The use of certain state net operating losses, credits and other state deferred tax assets is subject to limitations based on the future taxable earnings of separate legal entities. As a result, a valuation allowance has been provided for certain state deferred tax assets, including loss carryforwards. The valuation allowance related to state deferred tax assets decreased $0, $0 and $(25.1) million in 2025, 2024 and 2023, respectively.

The Company has concluded IRS examinations of the TRS through the 2015 tax year. For federal income tax purposes and substantially all the states with which the Company has nexus, the statute of limitations has expired through 2021. However, the Company has federal and state net operating loss carryforwards from closed years, which could be adjusted upon audit. The Company is routinely subject to other various jurisdictional income tax audits; however, there were no outstanding state or local audits at December 31, 2025.

At December 31, 2025 and 2024, the Company had no accruals for unrecognized tax benefits. The Company recognizes interest and penalties related to uncertain tax positions, if any, in income tax expense. At December 31, 2025 and 2024, the Company has accrued no interest or penalties related to uncertain tax positions.

11. Commitments and Contingencies

On April 9, 2024, the Company received service of process in a lawsuit naming the Company and a subsidiary as co-defendants with Marriott, as the manager, and multiple contractors in a personal injury lawsuit filed by the individual plaintiffs in Colorado state court. The lawsuit relates to a May 2023 incident at the Gaylord Rockies indoor pool amenity involving the collapse of HVAC equipment. The complaint requests an unspecified amount of damages related to alleged injuries to two guests. The discovery phase of the litigation is ongoing at this time. The Company cannot predict its likely outcome or estimate the range of possible loss but does not believe that the outcome will have a material impact on the Company's financial position. The Company intends to vigorously defend the lawsuit and believes it has strong defenses.

As of January 1, 2022, the Company is self-insured for certain losses related to employee medical benefits. The Company has purchased stop-loss coverage in order to limit its exposure to any significant levels of claims relating to workers' compensation and employee medical benefits for which it is self-insured.

The Company has entered into employment agreements with certain officers, which provide for severance payments upon certain events, including after a change of control.

The Company, in the ordinary course of business, is involved in certain legal actions and claims on a variety of other matters. It is the opinion of management that such legal actions will not have a material effect on the financial statements of the Company.

12. Fair Value Measurements

The Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The investments held by the Company in connection with its deferred compensation plan consist of money market and mutual funds traded in an active market. The Company determined the fair value of these assets based on the net asset value per unit of the funds or the portfolio, which is based upon quoted market prices in an active market. Therefore, the Company has categorized these investments as Level 1.

The Company's interest rate swaps consist of over-the-counter swap contracts, which are not traded on a public exchange. The Company determines the fair value of these swap contracts based on a widely accepted valuation methodology of netting the discounted future fixed cash flows and the discounted expected variable cash flows, using interest rates derived from observable market interest rate curves and volatilities, with appropriate adjustments for any significant impact of non-performance risk of the parties to the swap contracts. Therefore, these swap contracts have been classified as Level 2.

The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of instruments it holds.

The Company's assets and liabilities that are required to be measured at fair value on a recurring basis at December 31, were as follows (in thousands):

	December 31, 2025	Markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Deferred compensation plan investments	$45,034	$45,034	$ —	$—
Variable to fixed interest rate swaps	713	—	713	—
Total assets measured at fair value.	$45,747	$45,034	$713	$—

	December 31, 2024	Markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Deferred compensation plan investments	$37,440	$37,440	$ —	$—
Total assets measured at fair value.	$37,440	$37,440	$ —	$—
Variable to fixed interest rate swaps	$ 386	$ —	$386	$—
Total liabilities measured at fair value.	$ 386	$ —	$386	$—

The fair value of notes receivable is discussed in Note 3, "Notes Receivable." The remainder of the assets and liabilities held by the Company at December 31, 2025 are not required to be recorded at fair value, and financial assets and liabilities approximate fair value, except as described below.

The Company has outstanding $625.0 million of the $625 Million 6.50% Senior Notes. The carrying value of these notes at December 31, 2025 was $615.3 million, net of unamortized DFCs. The fair value of these notes, based upon quoted market prices (Level 1), was $650.0 million at December 31, 2025.

The Company has outstanding $1.0 billion of the $1 Billion 6.50% Senior Notes. The carrying value of these notes at December 31, 2025 was $986.2 million, net of unamortized DFCs. The fair value of these notes, based upon quoted market prices (Level 1), was $1.04 billion at December 31, 2025.

See the "JW Marriott Hill Country Transaction" and the "JW Marriott Desert Ridge Transaction" sections of Note 1 for additional disclosures related to the fair value measurements used in accounting for the purchase of JW Marriott Hill Country and JW Marriott Desert Ridge.

13. Financial Reporting By Business Segments

The Company's operations are organized into the following principal business segments:

- *Hospitality*, which includes the Gaylord Hotels properties, the JW Marriott properties (including, effective June 10, 2025, JW Marriott Desert Ridge and effective June 30, 2023, JW Marriott Hill Country), the Inn at Opryland and the AC Hotel;

- *Entertainment*, which includes the OEG business, specifically, the Grand Ole Opry, the Ryman Auditorium, WSM-AM, Ole Red, Category 10, Block 21, and Southern Entertainment; and

- *Corporate and Other*, which includes operating and general and administrative expenses related to the overall management of the Company which are not allocated to the other reportable segments.

The Company's chief operating decision maker ("CODM") is comprised of the Company's chief executive officer and the Company's chief financial officer. The CODM uses segment operating income (loss) to evaluate the performance of each segment and to allocate resources.

The accounting policies for each segment are the same as those described in Note 1, "Description of the Business and Summary of Significant Accounting Policies." The Company does not have intersegment sales or transfers. The following information (amounts in thousands) is derived directly from the segments' internal financial reports used by the CODM and for corporate management purposes.

	For the Year Ended December 31, 2025			
	Hospitality	Entertainment	Corporate and Other	Total
Revenues	$2,143,086	$433,975	$ —	$2,577,061
Expenses:				
Rooms	190,686			190,686
Food and beverage	561,980			561,980
Other hotel expenses[1]	613,304			613,304
Management fees	75,082			75,082
Employment costs		121,209		121,209
Cost of goods sold		56,164		56,164
Contract services		67,391		67,391
Non-income taxes and insurance		27,543		27,543
Preopening costs		2,882		2,882
Other segment expenses[1]		51,641	42,771	94,412
Loss on sale of assets		1,296		1,296
Depreciation and amortization	239,857	37,310	933	278,100
Operating income (loss)	$ 462,177	$ 68,539	$ (43,704)	$ 487,012
Interest expense	(47)	(36,995)	(204,228)	(241,270)
Interest income				20,299
Loss on extinguishment of debt				(2,922)
Loss from unconsolidated joint ventures[2]				(10,025)
Other gains and (losses), net				1,540
Income before income taxes				$ 254,634

	For the Year Ended December 31, 2024			
	Hospitality	**Entertainment**	**Corporate and Other**	**Total**
Revenues.	$1,997,050	$342,176	$ —	$2,339,226
Expenses:				
Rooms.	179,358			179,358
Food and beverage	516,309			516,309
Other hotel expenses[1].	555,554			555,554
Management fees	73,531			73,531
Employment costs.		102,653		102,653
Cost of goods sold		46,112		46,112
Contract services.		39,736		39,736
Non-income taxes and insurance		11,973		11,973
Preopening costs.		4,618		4,618
Other segment expenses[1]		41,373	41,819	83,192
Gain on sale of assts			(270)	(270)
Depreciation and amortization	205,189	29,519	918	235,626
Operating income (loss)	$ 467,109	$ 66,192	$ (42,467)	$ 490,834
Interest expense	(14,611)	(38,283)	(172,501)	(225,395)
Interest income				27,977
Loss on extinguishment of debt				(2,479)
Income from unconsolidated joint ventures[2]				275
Other gains and (losses), net.				2,814
Income before income taxes				$ 294,026

	For the Year Ended December 31, 2023			
	Hospitality	**Entertainment**	**Corporate and Other**	**Total**
Revenues.	$1,833,478	$324,658	$ —	$2,158,136
Expenses:				
Rooms.	173,749			173,749
Food and beverage	465,963			465,963
Other hotel expenses[1].	519,328			519,328
Management fees	66,425			66,425
Employment costs.		91,317		91,317
Cost of goods sold		43,544		43,544
Contract services.		32,925		32,925
Non-income taxes and insurance		17,645		17,645
Preopening costs.		1,308		1,308
Other segment expenses[1]		38,232	42,789	81,021
Depreciation and amortization	186,749	23,611	867	211,227
Operating income (loss)	$ 421,264	$ 76,076	$ (43,656)	$ 453,684
Interest expense	(55,865)	(40,988)	(114,517)	(211,370)
Interest income				21,423
Loss on extinguishment of debt				(2,252)
Loss from unconsolidated joint ventures[2]				(17,308)
Other gains and (losses), net.				3,921
Income before income taxes				$ 248,098

---

(1) Other segment expense include:

> Hospitality segment – administrative employment costs, utilities, property taxes, supplies, advertising, maintenance and consulting expenses

> Entertainment segment – advertising, utilities, maintenance and certain overhead expenses

> Corporate and Other – information technology, human resources, accounting, equity-based compensation and other administrative expenses

(2) Income (loss) from unconsolidated joint ventures relates to the Entertainment segment.

	December 31, 2025	December 31, 2024
Total assets:		
Hospitality.	$4,996,594	$4,081,754
Entertainment	745,755	653,969
Corporate and Other	438,834	481,850
Total assets	$6,181,183	$5,217,573

The following table represents the capital expenditures by segment for the years ended December 31 (amounts in thousands):

	2025	2024	2023
Hospitality.	$325,156	$300,867	$145,805
Entertainment	32,452	106,828	60,428
Corporate and Other	627	210	543
Total capital expenditures	$358,235	$407,905	$206,776

14. Subsequent Event

On January 28, 2026, we entered into an Amendment No. 1 to Credit Agreement ("the First Amendment") which amended the Credit Agreement to, among other things, increase the Revolver from the original aggregate principal amount of $700.0 million to $850.0 million, remove the "SOFR Adjustment" applicable to borrowing under the Revolver, extend the initial maturity date of the Revolver to January 28, 2030 and modify certain financial covenants applicable to the Revolver.

RYMAN HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
(Amounts in thousands)

Description	Balance at Beginning of Year	Additions Charged to Expenses/Other Accounts	Net (Deductions) Recoveries	Balance at End of Year
Credit loss reserve on notes receivable:				
Year ended December 31, 2025	$ 37,962	$—	$ —	$37,962
Year ended December 31, 2024	$ 37,962	$—	$ —	$37,962
Year ended December 31, 2023	$ 37,962	$—	$ —	$37,962
Valuation allowance for deferred tax assets:				
Year ended December 31, 2025	$ 5,595	$—	$ (11)	$ 5,584
Year ended December 31, 2024	$ 5,557	$38	$ —	$ 5,595
Year ended December 31, 2023	$118,015	$—	$(112,458)	$ 5,557

RYMAN HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2025
(Amounts in thousands)

	Encmbr	Initial Cost to Company		Costs Capitalized Subs to Acq	Gross Amount at End of Year			Acc Depr	Date Acq/ Constr	Depr Life (yrs)
		Land	Bldgs & Impr		Land	Bldgs & Impr	Total[2]			
Gaylord Opryland . .	[1]	$ 11,482	$ 77,125	$ 771,790	$ 75,051	$ 785,346	$ 860,397	$ 493,671	1983	20-40
Gaylord Palms	—	21,564	314,661	303,839	41,812	598,252	640,064	260,338	2002	20-40
Gaylord Texan	[1]	21,235	388,030	221,663	51,216	579,712	630,928	280,454	2004	20-40
Gaylord National. . .	—	43,212	840,261	74,951	48,608	909,816	958,424	392,578	2008	20-40
Gaylord Rockies . . .	—	53,374	760,898	100,589	70,738	844,123	914,861	168,338	2018	20-40
JW Marriott Hill Country	—	139,196	558,584	26,229	156,416	567,593	724,009	41,310	2023	20-40
JW Marriott Desert Ridge.	—	109,013	520,684	3,658	109,350	524,005	633,355	7,981	2025	20-40
Inn at Opryland. . . .	—	2,675	7,248	31,706	3,483	38,146	41,629	15,793	1998	20-40
AC Hotel	—	9,079	17,340	4,432	9,101	21,750	30,851	5,906	2014	20-40
Miscellaneous.	—	43,337	6,717	8,632	53,481	5,205	58,686	15,664	N/A	20-40
		$454,167	$3,491,548	$1,547,489	$619,256	$4,873,948	$5,493,204	$1,682,033		

	2025	2024	2023
Investment in real estate:			
Balance at beginning of year	**$4,725,582**	$4,570,055	$3,810,923
Other acquisitions	**629,697**	—	697,780
Improvements	**139,514**	156,267	61,440
Disposals	**(1,589)**	(740)	(88)
Balance at end of year	**$5,493,204**	$4,725,582	$4,570,055
Accumulated depreciation:			
Balance at beginning of year	**$1,554,172**	$1,436,672	$1,327,833
Depreciation.	**129,401**	117,674	108,846
Disposals	**(1,540)**	(174)	(7)
Balance at end of year	**$1,682,033**	$1,554,172	$1,436,672

---

(1) Includes equity pledges under the Company's credit facility. At December 31, 2025, $289.9 million in borrowings were outstanding under such facility.

(2) The aggregate cost of these assets for federal income tax purposes (unaudited) is approximately $4.2 billion at December 31, 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Ryman Hospitality Properties, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ryman Hospitality Properties, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, equity and noncontrolling interest and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedules listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 24, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

National bonds credit loss reserve

Description of the Matter	At December 31, 2025, the Company holds within Notes Receivable two issuances of governmental bonds (the Bonds) received in connection with the development of the Gaylord National Resort & Convention Center which are reported at a total carrying value of $53.5 million, net of a credit loss reserve of $38.0 million. At December 31, 2025, the Series B bond is fully reserved. The Series A bond is of higher priority than other tranches which fall between the Company's two issuances. The Company assesses the Bonds for credit losses, which requires an estimate of projected tax revenues that will service the Bonds over the remaining term. The Bonds and related accounting are more fully described in Notes 1 and 3 to the consolidated financial statements.
	Auditing management's assessment of the valuation of the credit loss reserve for the Bonds was complex and judgmental due to the significant estimation required in projecting tax revenues, specifically hotel occupancy taxes and special hotel occupancy taxes generated from the Gaylord National Resort & Convention Center which provide revenues to fund the Bonds. In particular, the estimate of credit losses is impacted by the projections of hotel taxes (which are based on estimated hotel revenues), which are judgmental as the Bonds and related projected cash flows continue for an extended period of time through 2037.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's estimation of the credit loss reserve for the Bonds, including controls over management's review of the projections described above.
	To test the Company's determination of the credit loss reserve as of December 31, 2025, we performed audit procedures that included, among others, assessing the methodology utilized by management, testing the projections discussed above and the related underlying data used by the Company in its evaluation, and testing the mathematical accuracy of the calculations. In performing those procedures, we compared hotel revenue projections used by management to current industry forecasts. We also involved valuation specialists to assist in assessing the Company's hotel revenue projections used in the credit loss analysis.

/s/ ERNST & YOUNG LLP

We have served as the Company's auditor since 2002.
Nashville, Tennessee
February 24, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Ryman Hospitality Properties, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Ryman Hospitality Properties, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Ryman Hospitality Properties, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of JW Marriott Desert Ridge, which is included in the 2025 consolidated financial statements of the Company and which constituted 14.5% and 3.6% of total assets and total revenues, respectively, as of and for the year ended December 31, 2025. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of JW Marriott Desert Ridge.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, equity and noncontrolling interest and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedules listed in the Index at Item 15(a)(2), and our report dated February 24, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ ERNST & YOUNG LLP
Nashville, Tennessee
February 24, 2026

BOARD OF DIRECTORS

Colin Reed
Executive Chairman
Ryman Hospitality Properties, Inc.

Rachna Bhasin
Founder / CEO
EQ Partners

H. Eric Bolton, Jr.
Executive Chairman
Mid-America Apartment
Communities, Inc.

Alvin Bowles Jr.
Global Chief Client Officer
Kantar

Mark Fioravanti
President and CEO
Ryman Hospitality Properties, Inc.

William E. Haslam
Private Investor and
Former Governor of Tennessee

Erin Mulligan Helgren
CEO
OfficeSpace Software, Inc.

Christine Pantoya
Partner & Chief Transformation Officer
Astra Capital Management

Robert Prather, Jr.
President and CEO
Heartland Media, LLC

Michael Roth
Former Executive Chairman
The Interpublic Group
of Companies

MANAGEMENT TEAM

Colin Reed
Executive Chairman

Mark Fioravanti
President and CEO

Jennifer Hutcheson
Executive Vice President
and Chief Financial Officer

Patrick Chaffin
Executive Vice President
and Chief Operating Officer - Hotels

Patrick Moore
CEO, Opry Entertainment Group

Scott Lynn
Executive Vice President,
General Counsel and Secretary

FORM 10-K AND CERTIFICATIONS

A complete copy of the company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by writing to the company's offices and noting "Attn: Mark Fioravanti, President and CEO" in the mailing address.

Our Form 10-K is also available on our website at rymanhp.com. The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

ANNUAL MEETING

The annual meeting of stockholders will be held on May 7, 2026, at 10 a.m. CDT at the Gaylord Texan Resort & Convention Center, 1501 Gaylord Trail, Grapevine, TX 76051

MARKET INFORMATION

The common stock of Ryman Hospitality Properties, Inc., is listed on the New York Stock Exchange under the symbol RHP. The approximate number of record holders of the company's common stock on March 24, 2026 was 728.

DIVIDEND INFORMATION

Our board of directors has approved a dividend policy pursuant to which we will make minimum dividends of 100% of REIT taxable income annually, subject to the board of directors' future determinations as to the amount of any distributions and the timing thereof. This dividend policy may be altered at any time by our board of directors.

STOCK PRICE INFORMATION

The table below sets forth the high and low sales prices and dividends declared with respect to the company's common stock for 2025 and 2024.

	HIGH	LOW	DIVIDENDS DECLARED
1Q25	$108.42	$89.01	$1.15
2Q25	$103.13	$76.27	$1.15
3Q25	$105.18	$88.76	$1.15
4Q25	$99.39	$83.82	$1.20
1Q24	$122.91	$108.82	$1.10
2Q24	$116.85	$95.44	$1.10
3Q24	$112.54	$93.76	$1.10
4Q24	$121.77	$103.66	$1.15

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP | Nashville, TN

SECURITIES COUNSEL
Bass, Berry & Sims PLC | Nashville, TN

TRANSFER AGENT
Computershare
150 Royal St., Suite 101
Canton, MA 02021 | 800.568.3476


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